     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 15, 1997


                                                           REGISTRATION NO. 333-

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                          ___________________________

                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                          ___________________________


                       FIRST INTERNATIONAL BANCORP, INC.
            (Exact name of registrant as specified in its charter)


       DELAWARE                               6711                  06-1151731
(State or other jurisdiction of    (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)     Classification Code Numbers)  Identification No.)

                             ONE COMMERCIAL PLAZA
                              HARTFORD, CT 06103
                                (860) 727-0700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                          _________________________

                                BRETT N. SILVERS
                      CHAIRMAN OF THE BOARD AND PRESIDENT
                       FIRST INTERNATIONAL BANCORP, INC.
                              ONE COMMERCIAL PLAZA
                              HARTFORD, CT  06103
                                 (860) 727-0700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                         _________________________

                                WITH COPIES TO:

NEAL J. CURTIN, ESQ.            LESLIE A. GALBRAITH                JAMES R. TANENBAUM, ESQ.
BINGHAM, DANA & GOULD LLP        EXECUTIVE VICE PRESIDENT,         STROOCK & STROOCK & LAVAN LLP
150 FEDERAL STREET              SECRETARY AND TREASURER            180 MAIDEN LANE
BOSTON, MA 02110                FIRST INTERNATIONAL BANCORP, INC.  NEW YORK, NY  10038
(617) 951-8437                  ONE COMMERCIAL PLAZA               (212) 806-5400
FACSIMILE NO. (617) 951-8736    HARTFORD, CT  06103                FACSIMILE NO. (212) 806-6006
                                (860) 241-2529
                                FACSIMILE NO. (860) 525-1220

       _________________________________________________________________

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]


     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                          _________________________

                        CALCULATION OF REGISTRATION FEE

======================================================================================================================
                                                                          PROPOSED
                                                        PROPOSED          MAXIMUM
                                      AMOUNT            MAXIMUM          AGGREGATE          AMOUNT OF
 TITLE OF EACH CLASS OF               TO BE         OFFERING PRICE        OFFERING       REGISTRATION FEE
 SECURITIES TO BE REGISTERED       REGISTERED(1)     PER SHARE(2)         PRICE(2)
 ---------------------------------------------------------------------------------------------------------------------
Common Stock,
par value $0.10 per               [1,955,000]       $[12.00]           $[23,460,000]     $[7,115]
share..................
======================================================================================================================

(1) Includes 255,000 shares subject to the Underwriters' over-allotment option. See "Underwriting."
(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933, as amended.

                          _________________________

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
================================================================================

                   SUBJECT TO COMPLETION - DATED _____, 1997
PROSPECTUS

--------------------------------------------------------------------------------
                               1,700,000 SHARES

                   [LOGO] FIRST INTERNATIONAL BANCORP, INC.

                                 COMMON STOCK
--------------------------------------------------------------------------------

All of the 1,7000,000 shares of common stock, par share (the "Common Stock"), offered hereby (the "Offering") are being sold by First International Bancorp, Inc. (the "Company").

Prior to the Offering, there has been no public market for the Common Stock.  It
is currently estimated that the public offering price will be between $     and
$     per share.  See "Underwriting" for a discussion of the factors to be considered in determining the public offering price. The Company has applied to have the Common Stock approved for inclusion in The Nasdaq Stock Market's National Market System (the "Nasdaq National Market") under the symbol "FNCE".

SEE "RISK FACTORS" ON PAGES 15 TO 21 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

________________________________________________________________________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                               UNDERWRITING
                                   PRICE TO    DISCOUNTS AND      PROCEEDS TO
                                   PUBLIC      COMMISSIONS(1)     COMPANY (2)
--------------------------------------------------------------------------------
PER SHARE....................        $               $                 $
--------------------------------------------------------------------------------
TOTAL(3).....................        $               $                 $
================================================================================

(1) THE COMPANY HAS AGREED TO INDEMNIFY THE SEVERAL UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933. SEE "UNDERWRITING."
(2)  BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED TO BE [$   ].
(3) THE COMPANY HAS GRANTED THE UNDERWRITERS A 30-DAY OVER-ALLOTMENT OPTION TO PURCHASE UP TO 255,000 ADDITIONAL SHARES OF THE COMMON STOCK ON THE SAME TERMS AND CONDITIONS AS SET FORTH ABOVE. IF ALL SUCH ADDITIONAL SHARES ARE
     PURCHASED BY THE UNDERWRITERS, THE TOTAL PRICE TO PUBLIC WILL BE [$   ],
     THE TOTAL UNDERWRITING DISCOUNTS AND COMMISSIONS WILL BE $[___] AND
     THE TOTAL PROCEEDS TO COMPANY WILL BE [$   ].  SEE "UNDERWRITING."

________________________________________________________________________________



THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS SUBJECT TO DELIVERY BY THE COMPANY AND ACCEPTANCE BY THE UNDERWRITERS, TO PRIOR SALE AND TO WITHDRAWAL, CANCELLATION OR MODIFICATION OF THE OFFER WITHOUT NOTICE. DELIVERY OF THE SHARES TO THE UNDERWRITERS IS EXPECTED TO BE MADE AT THE OFFICE OF PRUDENTIAL SECURITIES INCORPORATED, ONE NEW YORK PLAZA, NEW YORK, NEW YORK, ON OR ABOUT _________, 1997.



PRUDENTIAL SECURITIES INCORPORATED            KEEFE, BRUYETTE & WOODS, INC.


    ,1997

     [RED-HERRING LANGUAGE - TO BE PLACED ON BINDER OF INITIAL PROSPECTUS] [INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.]

                       FIRST INTERNATIONAL BANCORP, INC.
                            THROUGH ITS SUBSIDIARY
                 FIRST NATIONAL BANK OF NEW ENGLAND (R) [LOGO]
                   FINANCING MANUFACTURERS WORLDWIDE /(SM)/



                                   [PICTURE]


                          _________________________

     THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF THE COMPANY'S SUBSIDIARY, FIRST NATIONAL BANK OF NEW ENGLAND (THE "BANK"), AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

                          __________________________

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION IN THE COMMON STOCK MAINTAINED BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                           ________________________

--------------------------------------------------------------------------------
                              PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and related notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus: (i) assumes that the Underwriters' over-allotment option will not be exercised, and (ii) has been adjusted to reflect the 3.5-for-1 stock split approved by the Company's stockholders on June 26, 1997 and to be effected by the Company in August 1997 (the "Stock Split"). Additionally, unless otherwise indicated, all references to the "Company" shall refer to the Company and the Bank on a combined basis. For a discussion of certain factors that should be considered by the purchaser of the Common Stock offered hereby, see "Risk Factors."

                                  THE COMPANY

    Overview

    First International Bancorp, Inc., a Delaware corporation, is a one bank holding company incorporated in 1985 and regulated by the Board of Governors of the Federal Reserve System. Its principal asset and subsidiary is First National Bank of New England, a national banking association established in 1955 and regulated by the Office of the Comptroller of the Currency (the "OCC").

    The Company specializes in providing credit, trade and depository services to small and medium size manufacturing companies located in the United States and in foreign "Big Emerging Markets" as defined by the U.S. Department of Commerce. The Company serves its target market by offering flexible and attractive terms to borrowers and manages its credit risk through the combined utilization of commercial loan guarantee programs made available by three U.S. federal agencies: the U.S. Small Business Administration (the "SBA"), the U.S. Department of Agriculture (the "USDA"), and the Export-Import Bank of the U.S. (the "Ex-Im Bank").

    For the federal fiscal year ending September 30, 1996, the Company was the country's fifth largest SBA 7(a) lender measured by dollar volume, the third largest USDA Business and Industry lender measured by dollar volume, and the second largest Ex-Im Bank lender measured by number of transactions. The Company is the only "Top 5" lender in the nation for all three agencies, and maintains preferred status for several jurisdictions and programs. In recognition of the Company's efforts in promoting small business exports and its high volume of loan originations, the Company received Ex-Im Bank's annual "Small Business Bank of the Year Award" in May 1997.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    As of March 31, 1997, the Company had total assets of $162.2 million, total balance sheet loans of $122.4 million, total deposits of $143.7 million and total stockholders' equity of $15.1 million. The Company had a total commercial and international loan servicing portfolio of $344.6 million at December 31, 1996 which increased 9% to $376.6 million at March 31, 1997. The total portfolio serviced for investors increased 56% from $98.7 million at December 31, 1994 to $153.9 million at December 31, 1995, increased 73% to $265.8 million at December 31, 1996 and increased 7% to $284.0 million at March 31, 1997. Net income for the year ending December 31, 1996 was $3.2 million, and return on average assets and return on average equity were 2.1% and 25.5%, respectively. Net income for the quarter ending March 31, 1996 was $754,000 and increased 33% to $1.0 million at March 31, 1997. As of March 31, 1997, the Bank was "well-capitalized" for federal bank regulatory capital adequacy purposes.

    Loan Originations

    Management believes that the specialized market knowledge and experience of the Company's loan officers combined with the broad range of commercial loan products offered enable the Company to satisfy the needs of its small and medium size manufacturing clients. Brand recognition for the Company is maintained by incorporating the servicemark FINANCING MANUFACTURERS WORLDWIDE/sm/ in its logos. The Company's domestic and international lending relationships generally range from $150,000 to $2.5 million.

    The Company's Commercial Banking Department underwrites lines of credit, term loans and industrial property mortgages through the use of SBA, USDA and non-guaranteed loans for businesses located primarily in the Northeast United States. Commercial lending teams operate from the Hartford, Connecticut headquarters, as well as from regional representative offices located in Boston and Springfield, Massachusetts, Providence, Rhode Island, Morristown, New Jersey, Pittsburgh and Philadelphia, Pennsylvania, Rochester, New York and Washington, D.C. The Company's domestic loan officers are trained to understand the specific financial needs of small and medium size manufacturers, and to use government guarantee and other commercial loan products to respond to those needs. Domestic loan officers participate in industrial trade organizations representing the Company's target market and conduct other marketing activities to reach potential borrowers.

    The Company's International Banking Department underwrites Ex-Im Bank guaranteed loans to small and medium size manufacturers located throughout the United States and in eight "Big Emerging Markets." See "Business--International Banking Services and Products." International lending activities support trade flows between the United States and the "Big Emerging Markets," which have grown 12% annually since 1990 and reached $473 billion in 1996. The Company's international lending teams operate from the Hartford, Connecticut headquarters and are assisted in their efforts by contractual international marketing representatives who are actively involved in providing financial, accounting, consulting and/or engineering services to manufacturers in their home countries. Contractual marketing arrangements have been established with professionals in Brazil, Mexico, Poland, Turkey and India. The Company began lending internationally in 1994 and has increased its loan originations from $397,000 in 1994 to $1.8 million in 1995, $13.6 million in 1996 and $11.4 million for the quarter ended March 31, 1997.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    Underwriting

    The Company's underwriting activities are initiated from each of its lending offices and supported and approved at the Hartford, Connecticut headquarters. Commercial lending officers analyze the creditworthiness of proposed borrowers and evaluate each borrower's financial statements, credit reports, business plans and other data to determine if the credit and proposed collateral satisfy the Company's specific lending standards and policies. All credit memoranda are reviewed by an independent loan officer and may require additional approval depending on the particular circumstances of the financing package. Domestic and international loans undergo a substantially identical approval process.

    Loan Sales

    The Company achieves high returns while meeting the growing credit needs of its target market by selling a portion of its commercial and international loans on a non-recourse, servicing-retained basis. A separate Capital Markets Department was established in 1996 to sell loans, including commercial and international loans without federal guarantees. The Capital Markets Department directs its resources toward identifying non-government guarantee secondary loan markets as a further means of mitigating credit risk, leveraging capital and replenishing liquidity. As of March 31, 1996, $10.8 million, or 6%, of the loan portfolio serviced for investors did not have government guarantees or credit enhancements compared to $49.2 million, or 17%, of such servicing portfolio as of March 31, 1997.

    Deposits

    The Company's lending and investing activities are funded primarily by interest-bearing deposits from commercial borrowers, their principals and other private banking clients. The Private Banking Department provides stable, low-cost funding to the Company by managing the deposit base while offering a full array of financial products to serve the personal needs of, and facilitate relationships with, the Company's client base. The Private Bankers continually seek to expand the Company's deposit base by soliciting deposits from individuals who seek highly personalized service and to strengthen existing deposit relationships by offering new financial products and services to both existing and prospective clients.

    Strategy

    The Company's strategy is to serve small and medium size manufacturers by:
(i) expanding domestic loan origination activities in existing and new geographic markets in the U.S., (ii) strengthening the Company's international lending presence in the "Big Emerging Markets" by establishing new marketing relationships and expanding on the Company's existing relationships, (iii) expanding commercial loan sales activities, (iv) developing new financing products, and (v) continuing to maintain low-cost funding for the Company while offering existing and prospective clients a broad range of services through its Private Banking Department.

    The Company's headquarters and executive management are located at One Commercial Plaza, Hartford, Connecticut 06103 and its telephone number is (860) 727-0700. The Company maintains a website at http://eximbankloans.com.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                 THE OFFERING

Common Stock Offered Hereby........................... 1,700,000 shares
Common Stock to be outstanding after the Offering..... 7,474,052 shares (1)
Use of Proceeds....................................... The Company intends to use the net proceeds from
                                                       the Offering to support
                                                       and expand the Company's
                                                       international and
                                                       domestic financial
                                                       activities.  A majority
                                                       of the proceeds will be
                                                       contributed to the Bank
                                                       for such purposes.  See
                                                       "Use of Proceeds."
Proposed Nasdaq National Market symbol................ FNCE
Risk Factors.......................................... Investors should consider the risk factors
                                                       involved in connection
                                                       with an investment in
                                                       the Common Stock offered
                                                       hereby and the impact to
                                                       stockholders from various
                                                       events which could
                                                       adversely affect the
                                                       Company's business.  See
                                                       "Risk Factors."


__________________

(1) Excludes 1,017,506 shares of Common Stock reserved for issuance under the Company's stock option plans, of which 576,965 shares were subject to outstanding options as of the date hereof. See "Capitalization;" "Management - Stock Option Plans" and "Shares Eligible for Future Sale."




--------------------------------------------------------------------------------

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                   FOR THE THREE
                                                FOR THE YEARS ENDED DECEMBER 31,               MONTHS ENDED MARCH 31,
                                         ---------------------------------------------        ------------------------
                                         1992      1993     1994      1995      1996              1996        1997
                                         ----      ----     ----      ----      ----              ----        ----
                                                                                                    (UNAUDITED)
INCOME STATEMENT DATA:
    Net interest income..............   $ 3,659   $ 3,668  $ 4,847   $ 6,732   $ 7,564        $ 1,840      $ 1,800
    Provision for possible
      loan losses....................    (1,773)   (2,225)  (1,683)   (1,237)   (3,487)          (349)        (368)
                                        -------   -------  -------   -------   -------        -------      -------
    Net interest income after
      provision  for possible
      loan losses....................     1,886     1,443    3,164     5,495     4,077          1,491        1,432

    Non-interest income:
    Service charges and other
      deposit fees...................       386       484      385       398       424            122           90
    Loan servicing income and
      fees...........................       164       288      493       896     1,475            270          527
    Gain on loan sales:
    SBA guaranteed...................     1,133     2,258    2,577     1,570     3,558          1,064        1,039
    USDA guaranteed..................         -         -      136       822       805            121          532
    Ex-Im working capital
      guaranteed.....................         -         -        -       104       201              7           21
    Ex-Im medium term
      guaranteed.....................         -         -        -       248       340             60          453
    Unguaranteed portions of
      SBA and USDA...................         -         -        -         -       842              -            -
    Other commercial.................         -         -        -        97        91              8          121
    Residential......................       113       153       17        18         7              1           56
                                        -------   -------  -------   -------   -------        -------      -------
    Total gain on loan sales.........     1,246     2,411    2,730     2,859     5,844          1,261        2,222
                                        -------   -------  -------   -------   -------        -------      -------
    Gain on branch sale..............         -         -        -         -     2,202              -            -
    Gain on securities...............       230       392        _         _         _              -            _
                                        -------   -------  -------  --------   -------        -------      -------
    Total non-interest income........     2,026     3,575    3,608     4,153     9,945          1,653        2,839
                                        -------   -------  -------   -------   -------        -------      -------

    Operating expenses...............    (3,756)   (4,576)  (5,129)   (6,128)   (8,425)        (1,809)      (2,496)
                                        -------   -------  -------   -------   -------        -------      -------

    Income before income taxes.......       156       442    1,643     3,520     5,597          1,335        1,775
    Provision for income taxes.......       (48)     (137)    (583)   (1,494)   (2,353)          (581)        (763)
                                        -------   -------  -------   -------   -------        -------      -------

    Net income.......................      $108      $305  $ 1,060    $2,026   $ 3,244           $754       $1,012
                                        =======   =======  =======   =======   =======        =======      =======

                                                                                                           AS OF
                                                          AS OF DECEMBER 31,                             MARCH 31,
                                           ------------------------------------------------           ----------------
                                           1992      1993       1994      1995         1996           1996        1997
                                           ----      ----       ----      ----         ----           ----        ----
                                                                                                        (UNAUDITED)
BALANCE SHEET DATA:
  Total assets....................     $105,663   $109,735   $125,609   $141,223     $161,642      $155,875    $162,173
  Loans:
    SBA...........................        4,928     11,324     29,939     37,873       31,692        43,556      36,617
    USDA..........................            -          -        535      3,265        3,211         4,671       3,879
    Ex-Im working capital.........            -          -          -        184        3,419           247       2,345
    Ex-Im medium term.............            -          -        153        120        2,067           100      12,155
    Other commercial..............       22,689     20,077     20,544     28,826       33,713        31,699      34,642
    Commercial mortgage...........        8,346     13,911     16,238     15,518       18,808        18,182      18,113
    Investment property
      mortgage....................       10,942      9,610      9,396      7,698        7,620         6,772       6,477
    Residential and other
      consumer....................       15,043     16,491     18,313     13,508       14,097        13,726       8,181
                                       --------   --------   --------   --------     --------      --------    --------

  Total loans.....................       61,948     71,413     95,118    106,992      114,627       118,953     122,409

Total cash and cash equivalents...       11,190     11,612      7,585     10,050       18,867        12,019      11,074
Total investment securities.......       26,015     19,727     13,981     11,631       15,874        10,617      16,130

Core deposits (1).................       51,911     63,719     76,622    104,379      105,414       107,015     107,285
Time deposits.....................       41,573     32,068     35,227     23,982       38,902        35,134      36,453
                                         ------     ------     ------     ------       ------        ------      ------
Total deposits....................       93,484     95,787    111,849    128,361      144,316       142,149     143,738

Total stockholders' equity........        8,518      8,823      9,675     11,602       14,216        12,224      15,067

________________________
(1)  Represents checking and savings accounts.


                                                                                                               FOR THE  THREE
                                                    FOR THE YEARS ENDED DECEMBER 31,                        MONTHS ENDED MARCH 31,
                                            -----------------------------------------------------------    -----------------------

                                             1992         1993         1994         1995         1996         1996         1997
                                            -----         -----        -----       -----         ------      ------       -----
PER COMMON SHARE DATA:                                                                                           (unaudited)
   Net income per
   common share (2)....................   $     0.02   $     0.06   $     0.18   $     0.34   $      .54   $     0.13   $     0.17
   Book value per common share            $     1.63   $     1.69   $     1.84   $     2.19   $     2.63   $     2.30   $     2.77
   Average weighted shares (2).........    5,430,786    5,430,786    5,739,871    5,981,861    5,969,027    5,958,205    5,976,671
   Dividend payout ratio (2) (3).......            -            -            -         8.44%       21.03%       22.59%       16.89%

PERFORMANCE RATIOS:
   Net interest spread (4).............         3.61%        3.55%        4.35%        4.82%        4.79%        5.18%        4.15%
   Net interest margin (4)(5)..........         4.05%        3.97%        4.68%        5.56%        5.48%        5.75%        5.03%
   Return on average equity (4)........         1.30%        3.58%       11.70%       19.31%       25.49%       25.54%       28.28%
   Return  on average assets (4).......         0.11%        0.30%        0.93%        1.51%        2.06%        2.03%        2.53%
   Efficiency ratio (6)................        66.07%       63.18%       60.66%       56.29%       55.04%       51.79%       53.81%

ASSET QUALITY RATIOS:
   Allowance for loan losses as a
     percentage of loans...............         0.81%        2.00%        2.10%        1.87%        2.62%        1.68%        2.25%
   Allowance for loan losses as
     a percentage of non-performing
      loans............................            -       188.60%       89.06%      158.93%      133.23%      150.38%      111.01%
   Net charge-offs as a percentage of
     average outstanding loans (4).....         5.35%        1.97%        1.38%        1.24%        2.12%        0.51%        2.14%
   Total losses as a percentage of
     average outstanding loans serviced
      (4)(7)...........................         3.60%        1.16%         .69%        1.18%        1.33%         .23%        1.35%
   Provision for loan losses as
     a percentage  of average
     outstanding loans(4)..............         2.79%        3.38%        2.09%        1.24%        2.97%        1.25%        1.27%

CAPITAL RATIOS:
   Total capital (to
     risk-weighted assets).............        11.64%       10.77%        9.28%       10.73%       11.62%       10.12%       10.59%
   Tier 1 capital (8)
     (to risk-weighted assets).........        12.34%       12.03%       11.27%        9.47%       10.36%        8.87%        9.34%
   Tier 1 capital
     (to average assets)...............         8.21%        7.96%        7.87%        7.71%        8.44%        7.61%        8.69%

   Equity to assets ratio(9)...........         8.31%        8.33%        7.93%        7.84%        8.08%        7.97%        8.93%

________________________________________
(2) Includes common stock equivalents associated with any Company stock options issued one year prior to the expected public offering date of September 1997. In accordance with Staff Accounting Bulletin Topic 4-D, for all periods presented, the effect of such equivalents was computed under the treasury stock method, assuming the repurchase of such options by the Company at an assumed offering price of $12.00 per share.
(3) Represents cash dividends paid per share as a percentage of net income per share.
(4)    Annualized for the three month periods.
(5) Calculated as the differential between interest income and interest expense as a percentage of average interest-bearing assets during the period presented.
(6) Amount reflects non-interest expense as a percentage of net interest income plus non-interest income and excludes the gain on the branch sale for the year ended December 31, 1996.
(7) Amount reflects the Company charge-offs on portfolio loans plus amounts paid by government guarantee agencies pursuant to guarantees on loans serviced by the Company, as a percentage of total loans serviced.
(8) The Company's Tier 1 capital includes common equity, less goodwill and any disallowed intangibles.
(9)    Represents average equity as a percentage of average assets.


                                                                                             FOR THE THREE MONTHS
                                         FOR THE YEARS ENDED DECEMBER 31,                        ENDED MARCH 31,
                                 ------------------------------------------------       --------------------------------
                                                                                                      (UNAUDITED)
                                      1992    1993     1994     1995      1996                1996               1997
                                   -------   -------  -------  -------  --------             ------             ------
OPERATING DATA:
  Commercial Loan originations
  and sales:
    SBA loan originations........   $17,202  $28,879  $58,753  $37,522  $ 85,303            $25,562            $23,152
    SBA guaranteed loan
      sales......................    13,731   21,659   39,607   27,413    58,878             16,913             16,523
    SBA unguaranteed loan
      sales......................         -        -        -        -    29,867                  -                  -

    USDA loans originations......         -        -    2,825   19,241    12,700              2,080              7,479
    USDA guaranteed loan                  -        -    2,260   14,984    10,199              1,664              5,983
      sales......................
    USDA unguaranteed loan
      sales......................         -        -        -        -     3,207                  -                  -

    Ex-Im working capital
      loan originations..........         -        -        -    6,882    23,300              1,000              1,365
    Ex-Im working capital
      loan sales.................         -        -        -    2,632     8,614                447                758

    Ex-Im medium term
      loan originations..........         -        -      397    1,814    13,617                451             11,429
    Ex-Im medium term
      loan sales.................         -        -      245    1,814    12,745                451             11,429

    Other commercial loan
      sales......................         -        -        -    8,843     9,329              2,100              4,158

    Total commercial loan
      sales......................   $13,731  $21,659  $42,112  $55,686  $132,839            $21,575            $38,851

  Commercial loans serviced
        for the Bank and others
        (at period end)..........   $66,631  $95,501 $157,557 $226,294  $344,622           $258,608           $376,566

                                 RISK FACTORS

    An investment in the shares of Common Stock involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in connection with the investment in the shares of Common Stock.

    When used in this Prospectus, the words "may," "will," "expect," "anticipate," "continue," "estimate," "project," "intend" and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, results of operations and financial position. Prospective investors are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. Factors that could cause or contribute to such differences include, but are not limited to, those described below, and under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Prospectus.

    RISKS ASSOCIATED WITH GOVERNMENT GUARANTEE LOAN PROGRAMS. A substantial portion of the Company's business depends upon the continuation of various government guarantee loan programs, such as the SBA, USDA and Ex-Im Bank loan guarantee programs. Of the total loans originated by the Company during the year ended December 31, 1996 and the three months ended March 31, 1997, approximately 73% and 84% by principal amount, respectively, were SBA loans, USDA loans or Ex-Im Bank loans. There can be no assurance that guarantee programs currently used by the Company will continue to be available in their present form. The ongoing federal budget debate has included discussions about the role and relevance of the loan guarantee programs used by the Company. The SBA experienced funding crises in 1993, 1994 and 1995 which impeded the Company and other lenders from using the agency's programs consistently within their intended guidelines. In 1995, Congressional inaction on the budget closed the SBA and Ex-Im Bank for 22 days.

    In May 1997, the SBA mistakenly projected a funding shortfall for the fiscal year ended September 30, 1997 but corrected its prognosis after 30 days. The USDA has suggested that its Business and Industry Program (the "B and I Program") will have a funding shortfall for the current federal fiscal year ended September 30, 1997. However, the USDA is currently evaluating alternative sources of funds.

    The Ex-Im Bank charter is currently being evaluated by the federal government for renewal, and while the Company believes renewal is likely, this renewal process has prompted discussion concerning the continued relevance and appropriate funding level for such a program. The Company believes that the Ex-Im Bank small business programs will be fully funded for the current fiscal year. Approximately 20% and 25% of the Company's originations were made under Ex-Im Bank programs for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively.

    Any material increase in government guarantee loan program costs, reduction in government risk coverage, or decrease in program availability may have a material adverse impact on the Company's financial condition and results of operations.

    ABILITY OF THE COMPANY TO CONTINUE ITS GROWTH STRATEGY. The Company has achieved recent growth and profitability in its operations by following a non-traditional operating strategy. The Company derives a majority of its revenues from non-interest income, principally gains on the sale of commercial and international loans and related loan servicing income. Such loan-related non-interest income increased 92%, from $3.8 million in 1995 to $7.3 million in 1996, and 80% from the three months ended March 31, 1996 to the three months ended March 31, 1997 as the Company originated and sold an increasing number of loans on a servicing-retained basis. Historical growth rates are not necessarily indicative of future results, and it may become more difficult for the Company to maintain historical rates of growth as it expands. The Company's ability to implement its strategy for continued growth of its commercial and international loan origination and sale activities largely depends on its ability to attract and retain new clients for the Company's services in a competitive market and on the business growth of those clients. This will require the Company to achieve a greater share of its existing markets as well as to successfully expand into new geographic markets, potentially requiring additional personnel, new offices or new marketing representatives which could affect the Company's profitability. Moreover, as part of its growth strategy, the Company expects to increase originations of non-government guarantee loans, including international loans, which may result in increased credit and other business risks associated with lending. A significant loss in these activities could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Business Strategy."

    POTENTIAL DECREASE IN VALUATION OF SERVICING ASSETS. The Company sells a majority of its loans on a non-recourse, servicing-retained basis. As the servicer of the loans, the Company collects interest and principal over the term of the loan from the borrower and retains a portion of the interest collected as a loan servicing fee. Gains on the sale of such loans consists of any premiums received on the sale, as well as a servicing asset if the Company's loan servicing fee is greater than the amount determined to represent "adequate compensation" (as defined in Statement of Financial Accounting Standards ("SFAS") No. 125) for such loan type. In recording any gain when only a portion of a loan is sold, the Company also follows the guidance provided by Emerging Issues Task Force Issue 88-11. The Company calculates the value of any servicing asset recognized at the time of a loan sale by estimating (i) the amount of "adequate compensation," (ii) the expected life of the underlying loan and (iii) the discount factor used in the present value calculation of the servicing asset. Based on these factors and the principal amount of the loan serviced, the Company records a servicing asset on its balance sheet which is amortized over the estimated life of the loan as a charge to servicing income.
A portion of the cash payments received from the borrower as interest is credited to this non-interest income account as collected.

    Realization of the servicing asset is subject to the prepayment and loss characteristics of the underlying loan. Estimates of prepayment rates are made based on management's expectations of future prepayment rates, which are based, in part, on the historic performance of the Company's loans and other considerations. No assurance can be given that management's estimates are accurate. If actual prepayments occur more quickly than management's estimates, the carrying value of the servicing asset may have to be written down. Furthermore, there is no active market for such servicing assets and, in some cases, the Company is contractually prohibited from selling such servicing rights and, therefore, there is no assurance that the Company would be able to sell the servicing assets at their stated balance sheet values. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounting for Loan Sales."

    ECONOMIC CONDITIONS; GEOGRAPHIC CONCENTRATION. All of the Company's present domestic lending activity is focused within the Northeast, and although the Company's lending activity has recently expanded throughout the Northeast, there remains a significant lending concentration in the State of Connecticut. The Company believes that certain parts of the Northeast have emerged more slowly from the 1989-1992 recession than other areas of the country. The Northeast has been characterized as a region with certain economic risks, including higher "embedded" costs of doing business, including higher taxes, fluctuating real estate values and the declining importance of manufacturing as the key industry in the region. Although some of the Company's borrowers have diversified their businesses from exclusive reliance on this region, continued economic sluggishness in the Northeast combined with uncompetitive economic and regulatory conditions, may limit the Company's ability to operate profitably. Consequently, the Company has begun to expand its business beyond the Northeast; however, there can be no assurance that local, regional, national and international economic conditions affecting the supply of and demand for U.S. manufactured products would not adversely affect the Company's profitability in the future. The Company's business may be adversely affected by periods of economic slowdown or recession in the geographic markets served by the Company which could negatively impact the Company's ability to attract and retain deposits and originate loans, the ability of the Company's borrowers to repay loans, the value of any collateral securing such loans, and consequently, the financial condition and results of operations of the Company. See "Business-- Loan Originations."

    COMMERCIAL LENDING RISKS. At March 31, 1997, the Company's outstanding loan portfolio was $122 million, of which commercial loans represented 93%, exposing the Company to risks inherent in financing based upon analyses of credit risk, including risks associated with the value of underlying collateral, especially real estate, the adequacy of the documentation relating to such collateral and other more intangible factors considered in making commercial loans. Although the Company provides an allowance for loan losses, the Company's profitability may be negatively impacted by errors in risk analyses and by loan defaults. Furthermore, the ability of certain borrowers to repay such loans may be adversely affected by any downturn in general economic conditions. Furthermore, a decrease in pledged collateral value could occur due to changes in equipment resale market conditions, the failure by users of collateral to properly maintain and protect such other collateral or other events. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    IMPACT OF CHANGES IN INTEREST RATES. The Company's results of operations may be directly affected by the levels of and fluctuations in interest rates. Changes in interest rates may affect the Company's net interest income by impairing the Company's ability to earn a spread between the interest received on its loans and the cost of borrowings, reduce gains from loan sales, result in higher loan losses, reduce loan originations and corresponding loan servicing income, and require write downs to servicing assets. A substantial or sustained increase in interest rates could adversely affect the Company's ability to originate or sell loans with returns consistent with past practices, and because most of the loans serviced are variable rate, increases in interest rates could impact the borrowers' abilities to meet scheduled debt service requirements. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments if borrowers chose to refinance their loans. Additionally, to the extent that servicing assets have been recognized on the books of the Company, higher than anticipated prepayment rates or losses would require the Company to write down the value of such servicing assets, adversely impacting earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    COMPETITION FOR COMMERCIAL AND EXPORT LOANS. The Company's business is highly competitive. The Company competes for commercial and export borrowers with other commercial and savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and certain other nonfinancial institutions, many of whom are able to devote far greater resources than the Company to market, underwrite and service loans to the same customer base. As a bank holding company and national bank, respectively, the Company and the Bank are subject to extensive regulation and supervision, including in many cases regulation which limits the types and scope of their activities. Nonfinancial institutions which compete with the Company for government guarantee loan programs are not subject to such extensive regulation and supervision. For example, as a financial institution, the Bank is subject to limitations on the amount of unguaranteed portions of SBA guaranteed loans which it may sell or securitize. See "Regulation and Supervision." There can be no assurance that the Company will be able to originate the same or an increasing volume of loans in the lines of business in which it has operated, or with the same or increasing returns in an environment of heightened competition. Furthermore, future market conditions may impede the origination of loans sold on a servicing-retained basis and may change the demand for and pricing of such loans, all of which may have a material adverse impact on the Company's growth and profitability. See "Business--Competition."

    POTENTIAL FOR POLITICAL AND ECONOMIC INSTABILITY IN FOREIGN MARKETS. An increasingly significant aspect of the Company's business focuses on borrowers located in Mexico, Brazil, Turkey, India, Poland, Argentina, South Africa and Indonesia. These originations represented 7% and 22% of total loans originated by the Company for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively. The majority of such loans have been made to borrowers in Brazil. In these countries, some creditworthy middle market borrowers have experienced difficulty in obtaining competitively priced financing from their often unstable local financial services sectors. To varying degrees, each of these countries has experienced economic difficulties, including periods of slow or negative growth, large government budget deficits, high inflation, currency devaluation, government influence over the private sector and unavailability of foreign exchange, including U.S. dollars. Some of these countries have a history of political and economic instability. The Company depends, to a significant extent, on the marketing efforts of foreign professionals with whom the Company has established contractual relationships for foreign loan origination. Serious economic downturns or a return to non-democratic forms of government in one or more of these countries, particularly Brazil, could limit the ability of these foreign representatives as well as the Company to effectively market the Company's loan and other products, thus reducing the ability of the Company to originate international loans and adversely affecting the Company's financial condition and results of operations. See "Business--International Banking Services and Products."

    DEPENDENCE ON MARKETING REPRESENTATIVES. The Company has contractual marketing arrangements with various professional firms or individuals in its targeted foreign markets for local solicitation and coordination of Ex-Im Bank medium term loans. There can be no assurance that these professionals will continue to work on behalf of the Company, rather than with local or U.S.

competitors. In 1996, loan originations and related gains on loan sales from such sources represented 10% of pre-tax income, excluding the non-recurring branch sale gain, and such amounts represented 26% of pre-tax income for the three months ended March 31, 1997. International loan originations are expected to represent an increasingly higher proportion of the Company's income in future periods. Accordingly, the loss of such marketing representatives could have a material impact on the volume of Ex-Im Bank medium term loans originated and a resulting material adverse effect on the Company's financial condition and results of operations. See "Business--International Banking--Big Emerging Markets."

    DEPENDENCE ON KEY EMPLOYEES. The Company's continued growth and profitability depend upon the abilities and experience of members of its senior management, including its Chairman and President, Brett N. Silvers, and certain of the Company's Executive Vice Presidents, who would be difficult to replace. The loss of the services of any of these key employees could have a material adverse impact on the Company. The future success of the Company also depends to a significant degree on its ability to identify, attract and retain additional qualified personnel. There can be no assurance that the Company will be successful in attracting or retaining additional qualified personnel. See "Management--Employment Agreements; Key-Man Insurance Policies."

    REGULATION AND SUPERVISION. Bank holding companies and banks operate in a highly regulated environment and are subject to extensive supervision and examination by several federal regulatory agencies. The Company is subject to the Bank Holding Company Act of 1956, as amended (the "BHCA"), and to regulation and supervision by the Board of Governors of the Federal Reserve System (the "FRB"). The Bank, a national banking association, is subject to regulation and supervision by the OCC. These regulations are intended primarily for the protection of depositors rather than for the benefit of investors. Federal laws and regulations govern numerous matters, including changes in the ownership or control of banks and bank holding companies, maintenance of adequate capital and the financial condition of a financial institution, permissible types, amounts and terms of extensions of credit and investments, permissible non-banking activities, the level of reserves against deposits, and restrictions on dividend payments. The federal regulatory agencies possess cease and desist powers to prevent or remedy unsafe or similar unsound practices or violations of law by bank holding companies and national banks. These and other restrictions limit the manner in which the Company and the Bank may conduct business and obtain financing. Furthermore, the commercial banking business is affected not only by general economic conditions, but also by the monetary policies of the FRB. Changes in monetary or legislative policies may affect the interest rates the Bank must offer to attract deposits and the interest rates it must charge on its loans, as well as the manner in which it offers deposits and makes loans. These monetary policies have had, and are expected to continue to have, significant effects on the operating results of commercial banks, including the Bank. See "Regulation and Supervision."

    CONCENTRATED OWNERSHIP INTEREST AND POSSIBLE EFFECT. Following consummation of the Offering, the Company's executive officers, directors and certain other stockholders (the "Principal Owners") will beneficially own approximately 64.21% of the outstanding shares of Common Stock (approximately 62.09% of such shares of Common Stock if the Underwriters' over-allotment option is exercised in full) (assuming no exercise of any outstanding stock options). Accordingly, the Principal Owners will be able to control the outcome of all matters required to be submitted to the stockholders of the Company for approval, including decisions relating to the election of the Board of Directors of the Company, the determination of the day-to-day corporate and management policies of the Company. The Principal Owners will also be able to control the outcome of any proposed merger or consolidation of the Company under applicable Delaware law. In addition, the Principal Owners' significant ownership interest in the Company may discourage third parties from seeking to acquire control of the Company which may adversely affect the market price of the Common Stock. See "Management;" "Principal Stockholders;" and "Description of Capital Stock-- Delaware Law and Certain Charter and By-Law Provisions."

    DILUTION. Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value per share of
Common Stock of $     per share.  In the event that the Underwriters exercise
their over-allotment option in full, resulting in an additional 255,000 shares of Common Stock being sold, purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in net tangible book value per
share of Common Stock of $     per share.  See "Dilution."

    BROAD DISCRETION IN THE USE OF PROCEEDS. The Company intends to contribute a majority of the net proceeds of the Offering to the capital of the Bank to support future growth in the Bank's domestic and international lending and other financial activities. Accordingly, the Company will have broad discretion as to the application of such proceeds. An investor will not have the opportunity to evaluate the economic, financial and other relevant information utilized by the Company in determining the application of such proceeds. See "Use of Proceeds."

    NO PRIOR TRADING MARKET; VOLATILITY OF STOCK PRICE. Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active trading market will develop or be sustained after the Offering or that if such a market develops, the market price will not decline below the public offering price. The public offering price of the Common Stock will be determined through negotiations between the Company and the Representatives (as defined) of the Underwriters, and may not be indicative of future market prices. See "Underwriting." Among the factors to be considered in making such a determination will be an assessment of the Company's results of operations, an evaluation of the Company's management, the future prospects of the Company and its industry in general, relative price to earnings and book value ratios of securities of companies engaged in activities similar to those of the Company, and the prevailing conditions in the securities market. The market price of the Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results of the Company or its competitors, changes in earnings estimates by analysts or changes in general economic conditions.

    SHARES ELIGIBLE FOR FUTURE SALE. Upon completion of the Offering, the Company will have 7,474,052 shares of Common Stock outstanding (7,729,052 shares if the Underwriters' over-allotment option is exercised in full), 2,353,806 shares (2,608,806 shares if the Underwriters' over-allotment option is exercised in full) of which will be freely tradeable without restriction or the requirement of future registration under the Securities Act of 1933, as amended (the "Securities Act"). All of the remaining 5,120,248 shares of Common Stock are either "restricted securities" as defined by Rule 144 promulgated under the Securities Act or are held by persons who may be deemed "affiliates" of the Company. Of such shares, 289,459 shares will be eligible for sale without restriction and without lock-up agreement in the public market immediately following commencement of the Offering and 32,200 shares will become eligible for sale without restriction 90 days following commencement of the Offering.

    Certain of the Company's officers, directors and stockholders, owning upon completion of the Offering, in the aggregate ___________ shares of Common Stock, have agreed that they will not, subject to certain exceptions, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters. Further, holders of outstanding stock options for, in the aggregate, an additional ____________ shares of Common Stock are subject to 180 day lock-up agreements with the Company and/or Prudential Securities Incorporated on behalf of the Underwriters. The Company has agreed that it will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the exercise of outstanding options or the Company from granting additional options under the Company's stock option plans. Prudential Securities Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

    Upon the expiration of or release from such lock-up agreements, 4,183,638 shares will be eligible for immediate sale under Rule 144 or Rule 701 and 316,400 additional shares subject to outstanding vested stock options could also be sold, subject in some cases to compliance with certain volume limitations.

    Sales of such shares in the future could adversely affect the prevailing market price of the Common Stock. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for sale will have on the market price for Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock in the public market, or the perception of the availability of shares for sale, could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

    ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW, CERTAIN CHARTER AND BY-LAW PROVISIONS AND EMPLOYMENT AGREEMENT. Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Charter") and Amended and Restated By-laws (the "By-laws") and of Delaware law could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that investors might be willing to pay in the future for Common Stock. These provisions require that the Company have a Board of Directors comprised of three classes of directors with staggered terms of office, provide for the issuance of "blank check" preferred stock by the Board of Directors without stockholder approval, require that all stockholder actions be taken at duly called annual or special meetings and not by written consent, and impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions. Additionally, pursuant to the terms of Mr. Silvers' employment agreement with the Company and the Bank, in the event that the Chase family, who will own, in the aggregate, 48.97% of the Common Stock after the Offering, enter into an agreement to sell all or a majority of their shares, the Chase family has agreed to cause the buyer to give Mr. Silvers the opportunity to sell the same percentage of his shares of Common Stock on the same terms as the Chase family proposes to sell their shares. See "Management-- Employment Agreements, Key-Man Insurance Policies." This provision could have the effect of making it more difficult for a third party to acquire control of the Company through a purchase of the shares owned by the Chase family. Furthermore, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law ("DGCL"), which prohibits the Company from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person first becomes an "interested stockholder," unless the business combination is approved in a prescribed manner. The application of Section 203 could also have the effect of delaying or preventing a change of control of the Company. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock
offered hereby, based on the public offering price of [$        ] per share (the
midpoint of the range set forth on the cover page of this Prospectus), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, are estimated to be [$_________] ([$________] if the Underwriters' over-allotment option is exercised in full).

     The Company intends to use the net proceeds to support and expand the Company's on-going international and domestic lending and other financing activities. A majority of the proceeds will be contributed to the Bank for such purposes. However, a portion of the proceeds will be retained by the Company to support the Bank's operations by investing in technological improvements to improve delivery of services and products. The Company may also establish one or more non-bank subsidiaries to expand the Company's operations. The Company has not yet allocated specific amounts of such net proceeds to any of these uses. Pending such uses, the net proceeds will be invested in short-term, investment grade, interest-bearing securities and deposit accounts.


                                DIVIDEND POLICY


     Holders of the Common Stock are entitled to receive dividends when, as, and if declared by the Board of Directors, out of funds legally available for such purpose. The Company has paid quarterly dividends to its stockholders since October 1995. For each quarter from October 1995 to April 1997, the Company paid quarterly cash dividends equal to $.03 per share (adjusted to reflect the Stock Split).

     The Company currently plans to continue to declare and pay quarterly cash dividends on approximately the same basis to the holders of the Common Stock. However, there can be no assurance that dividends will be declared and paid in the future. Additionally, the Company's ability to declare and pay dividends depends upon the receipt of dividends from the Bank. In determining whether, and to what extent, the Company should declare and pay dividends, the Company's Board of Directors will consider, among other factors, the Company's consolidated financial condition and results of operations, tax considerations, general economic conditions and capital requirements. The payment of dividends by the Company and the Bank is also restricted by the requirements of federal banking law. See "Regulation and Supervision."

                                   DILUTION

     Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution in the pro forma book value of the Common Stock from the public offering price. The net tangible book value of the Company as of March 31, 1997 was $14,795,250 or $2.56 per share of Common Stock after giving effect to the Stock Split. Net tangible book value per share represents the amount of the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding.

     After giving effect to the sale of the 1,700,000 shares of the Common Stock offered hereby and the receipt by the Company of the estimated net proceeds
therefrom, based on the public offering price of $    per share (the midpoint of
the estimated range set forth on the cover page of this Prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, the pro forma net tangible book value of the Company as
of March 31, 1997 would have been approximately $         , or $     per share.
This represents an immediate increase in net tangible book value of $     per
share to existing stockholders and an immediate and substantial dilution of
$     per share to new investors.  The following table illustrates this per share dilution:

 Assumed offering price per share..................................              $
    Net tangible book value per share as of March 31, 1997             $2.56
    Increase per share attributable to new stockholders
 Pro forma net tangible book value per share as of March 31, 1997..
                                                                                 ------
 Dilution per share to new investors...............................              $
                                                                                 ======

     Assuming the Underwriters' over-allotment option is exercised in full, 1,955,000 shares would be issued in the Offering and the pro forma net tangible book value per share of Common Stock and the dilution per share to new
stockholders would be $[    ] and $[    ], respectively.

     The following table summarizes, as of July 15, 1997, after giving effect to the sale of the shares of the Common Stock offered hereby, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by existing stockholders and by purchasers of the Common Stock in the Offering:

                                                Shares Purchased                  Total Consideration
                                                ----------------                  -------------------

                                          Number               Percent       Amount                Percent       Average
                                                                                                                Price Paid
                                                                                                                 Per Share
                                                                                                                 ---------
Existing Stockholders.....................  5,774,052           77%         $ 8,811,914               %          $ 1.53
New Investors.............................  1,700,000           23%                                   %          $
                                            ---------          ---          -----------            ---
   Total..................................  7,474,052          100%         $                      100%
                                            =========          ===          ===========            ===

     The foregoing table assumes no exercise of any stock options subsequent to July 15, 1997. As of July 15, 1997, an aggregate of 1,017,506 shares of Common Stock were reserved but unissued under the Company's stock option plans and options to purchase an aggregate of 576,965 shares at a weighted average exercise price of $1.83 per share were outstanding. To the extent such options are exercised, there will be further dilution to new stockholders.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company at March 31, 1997, and as adjusted to reflect the sale of the Common Stock offered hereby and the receipt by the Company of the estimated net proceeds therefrom, based on
the public offering price of $[    ] per share (the midpoint of the estimated
range set forth on the cover page of this Prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses of $2,000,000 payable by the Company. The information set forth below should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this Prospectus.

                                                                                At March 31, 1997
                                                                      -------------------------------------
                                                                               Actual         As Adjusted (1)
                                                                               ------         -----------
Stockholders' equity:
 Preferred Stock, $0.10 par value; 2,000,000 shares authorized and
   no shares issued and outstanding...................................           $   -            $  -
 Common Stock, $0.10 par value; 12,000,000 shares authorized and                 577,353         747,353
   5,773,527 shares issued and outstanding, actual; 12,000,000 shares authorized and 7,473,527 shares issued and outstanding, as adjusted...........................................................
 Paid-in capital in excess of par value...............................         8,233,410
 Stockholder note receivable..........................................          (953,967)       (862,452)
 Unrealized holding loss on investments available for sale, net                  (82,460)        (82,460)
 Retained earnings....................................................         7,292,725       7,127,725
                                                                             -----------     -----------

     Total stockholders' equity........................................      $15,067,061     $
                                                                             ===========     ===========

____________________________
(1) Includes a charge to earnings of $165,000 equal to the bonus payable by the Company to Mr. Silvers, Chairman of the Board and President of the Company and the Bank in connection with the forgiveness of certain interest payments and reimbursement of the tax liabilities associated therewith with respect to a promissory note issued by Mr. Silvers to the Company. See "Management--Employment Agreements; Key-Man Insurance Policies."

     Set forth below is a summary of regulatory minimum capital requirements, the Bank's March 31, 1997 actual capital ratios and the Bank's capital ratios adjusted to reflect the sale of the Common Stock offered hereby based on the receipt by the Bank of at least 50% (an estimate) of the net proceeds therefrom. See also "Regulation and Supervision--Capital Adequacy."

                                             Regulatory              Pro Forma
                                             Minimum    Actual     As Adjusted
                                             -------    ------     -----------
Bank regulatory capital ratios:
  Risk-based:
    Tier 1..................................    4.00%       9.34%          %
    Total...................................    8.00%      10.59%          %
  Leverage..................................    4.00%       8.69%          %

                     SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The selected consolidated income statement data for the three years in the period ended December 31, 1996 and the balance sheet data at December 31, 1995 and 1996 set forth below have been derived from the audited consolidated financial statements of the Company contained elsewhere herein. The selected consolidated income statement data for the years ended December 31, 1992 and 1993 and the balance sheet data at December 31, 1992, 1993 and 1994 are derived from audited consolidated financial statements not included herein. The consolidated financial statements as of and for the years ended December 31, 1992, 1993, 1994, 1995 and 1996 have been audited by Coopers & Lybrand L.L.P., independent auditors. The income statement data for the quarters ended March 31, 1996 and 1997 and the balance sheet data as of March 31, 1997 have been prepared by management and are derived from unaudited financial statements of the Company, and, in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments necessary to fairly state the information set forth therein. Operating results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for the full year. The data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                                FOR THE  THREE
                                                          FOR THE YEARS ENDED DECEMBER 31,                  MONTHS ENDED MARCH 31,
                                                      ----------------------------------------              ----------------------
                                                       1992      1993     1994     1995    1996                1996       1997

                                                                                                                  (UNAUDITED)
INCOME STATEMENT DATA:
  Net interest income...............................  $3,659    $3,668  $4,847   $6,732  $ 7,564               $1,840     $1,800
  Provision for possible
   loan losses......................................  (1,773)   (2,225) (1,683)  (1,237)  (3,487)                (349)      (368)
                                                     -------   ------- -------  -------  -------              -------    -------
Net interest income after provision for
 possible loan losses...............................   1,886     1,443   3,164    5,495    4,077                1,491      1,432

Non-interest income:
Service charges and
 other deposit fees.................................     386       484     385      398      424                  122         90
Loan servicing income
 and fees...........................................     164       288     493      896    1,475                  270        527
Gain on loan sales:
SBA guaranteed......................................   1,133     2,258   2,577    1,570    3,558                1,064      1,039
USDA guaranteed.....................................       -         -     136      822      805                  121        532
Ex-Im working capital
 guaranteed.........................................       -         -       -      104      201                    7         21
Ex-Im medium term
 guaranteed.........................................       -         -       -      248      340                   60        453
Unguaranteed portions
 of SBA and USDA....................................       -         -       -        -      842                    -          -
Other commercial....................................       -         -       -       97       91                    8        121
Residential.........................................     113       153      17       18        7                    1         56
                                                     -------   ------- -------  -------  -------              -------    -------
Total gain on loan sales............................   1,246     2,411   2,730    2,859    5,844                1,261      2,222
                                                     -------   ------- -------  -------  -------              -------    -------
Gain on branch sale.................................       -         -       -        -    2,202                    -          -
Gain on securities..................................     230       392       -        -        -                    -          -
                                                     -------   ------- -------  -------  -------              -------    -------
Total non-interest income...........................   2,026     3,575   3,608    4,153    9,945                1,653      2,839
                                                     -------   ------- -------  -------  -------              -------    -------
Operating expenses..................................  (3,756)   (4,576) (5,129)  (6,128)  (8,425)              (1,809)    (2,496)
                                                     -------   ------- -------  -------  -------              -------    -------

Income before income taxes..........................     156       442   1,643    3,520    5,597                1,335      1,775

Provision for income taxes..........................     (48)     (137)   (583)  (1,494)  (2,353)                (581)      (763)
                                                     -------   -------  ------   ------   ------              -------    -------
 Net income.........................................    $108      $305  $1,060   $2,026   $3,244                 $754     $1,012
                                                     =======   =======  ======   ======   ======              =======    =======



                                                                                                             AS OF
                                                    AS OF DECEMBER 31,                                      MARCH 31,
                                          --------------------------------------                     ------------------------

                                                   1992      1993        1994        1995      1996       1996          1997
                                                   ----      ----        ----        ----      ----       ----          ----
                                                                                                              (UNAUDITED)
BALANCE SHEET DATA:
  Total assets..........................       $105,663   $109,735   $125,609    $141,223    $161,642    $155,875   $162,173
  Loans:
   SBA  ................................          4,928     11,324     29,939      37,873      31,692      43,556     36,617
   USDA.................................              -          -        535       3,265       3,211       4,671      3,879
   Ex-Im working capital................              -          -         -          184       3,419         247      2,345
   Ex-Im medium term....................              -          -        153         120       2,067         100     12,155
   Other commercial.....................         22,689     20,077     20,544      28,826      33,713      31,699     34,642
   Commercial mortgage..................          8,346     13,911     16,238      15,518      18,808      18,182     18,113
   Investment property
    mortgage............................         10,942      9,610      9,396       7,698       7,620       6,772      6,477
   Residential and other consumer.......         15,043     16,491     18,313      13,508      14,097      13,726      8,181
                                               --------     ------   --------    --------    --------    --------   --------

  Total loans...........................         61,948     71,413     95,118     106,992     114,627     118,953    122,409

Total cash and cash equivalents.........         11,190     11,612      7,585      10,050      18,867      12,019     11,074
Total investment securities.............         26,015     19,727     13,981      11,631      15,874      10,617     16,130

Core deposits (1).......................         51,911     63,719     76,622     104,379     105,414     107,015    107,285
Time deposits ..........................         41,573     32,068     35,227      23,982      38,902      35,134     36,453
                                               --------     ------   --------    --------    --------    --------   --------
Total deposits..........................         93,484     95,787    111,849     128,361     144,316     142,149    143,738

Total stockholders'
 equity ................................          8,518     8,823       9,675      11,602      14,216      12,224     15,067

________________________
(1)  Represents checking and savings accounts.

                                                                                                      FOR THE  THREE
                                                FOR THE YEARS ENDED DECEMBER 31,                  MONTHS ENDED MARCH 31,
                                       --------------------------------------------------  -------------------------------------

                                          1992         1993         1994         1995         1996         1996         1997
                                       -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                                                              (unaudited)
PER COMMON SHARE DATA:
   Net income per common share
    (2).........................            $0.02        $0.06        $0.18        $0.34         $.54        $0.13        $0.17
   Book value per common share..            $1.63        $1.69        $1.84        $2.19        $2.63        $2.30        $2.77
   Average weighted shares (2)..        5,430,786    5,430,786    5,739,871    5,981,861    5,969,027    5,958,205    5,976,671
   Dividend payout ratio (2) (3)                -            -            -         8.44%       21.03%       22.59%       16.89%

PERFORMANCE RATIOS:
   Net interest spread (4)......             3.61%        3.55%        4.35%        4.82%        4.79%        5.18%        4.15%
   Net interest margin (4)(5)...             4.05%        3.97%        4.68%        5.56%        5.48%        5.75%        5.03%
   Return on average equity (4).             1.30%        3.58%       11.70%       19.31%       25.49%       25.54%       28.28%
   Return  on average assets (4)             0.11%        0.30%        0.93%        1.51%        2.06%        2.03%        2.53%
   Efficiency ratio (6).........            66.07%       63.18%       60.66%       56.29%       55.04%       51.79%       53.81%

ASSET QUALITY RATIOS:
   Allowance for loan losses as
    a percentage of loans.......             0.81%        2.00%        2.10%        1.87%        2.62%        1.68%        2.25%
   Allowance for loan losses as
     a percentage of
      non-performing loans......                -       188.60%       89.06%      158.93%      133.23%      150.38%      111.01%
   Net charge-offs as a
    percentage of average
    outstanding loans (4).......             5.35%        1.97%        1.38%        1.24%        2.12%        0.51%        2.14%
   Total losses as a percentage
    of average outstanding loans
     serviced (4)(7)............             3.60%        1.16%         .69%        1.18%        1.33%         .23%        1.35%
   Provision for loan losses as
    a percentage of average
     outstanding loans(4).......             2.79%        3.38%        2.09%        1.24%        2.97%        1.25%        1.27%

CAPITAL RATIOS:
   Total capital (to
     risk-weighted assets)......            11.64%       10.77%        9.28%       10.73%       11.62%       10.12%       10.59%
   Tier 1 capital (8) (to
    risk-weighted assets).......            12.34%       12.03%       11.27%        9.47%       10.36%        8.87%        9.34%
   Tier 1 capital (to average
    assets).....................             8.21%        7.96%        7.87%        7.71%        8.44%        7.61%        8.69%

   Equity to assets ratio(9)....             8.31%        8.33%        7.93%        7.84%        8.08%        7.97%        8.93%

________________________
(2) Includes common stock equivalents associated with any Company stock options issued one year prior to the expected public offering date of September 1997. In accordance with Staff Accounting Bulletin Topic 4-D, for all periods presented, the effect of such equivalents was computed under the treasury stock method, assuming the repurchase of such options by the Company at an assumed offering price of $12.00 per share.
(3) Represents cash dividends paid per share as a percentage of net income per share.
(4)  Annualized for the three month periods.
(5) Calculated as the differential between interest income and interest expense as a percentage of average interest-bearing assets during the period presented.
(6) Amount reflects non-interest expense as a percentage of net interest income plus non-interest income and excludes the gain on the branch sale for the year ended December 31, 1996.
(7) Amount reflects the Company charge-offs on portfolio loans plus amounts paid by government guarantee agencies pursuant to guarantees on loans serviced by the Company, as a percentage of total loans serviced.
(8) The Company's Tier 1 capital includes common equity, less goodwill and any disallowed intangibles.
(9)  Represents average equity as a percentage of average assets.



                                                                                                             FOR THE THREE
                                                     FOR THE YEARS ENDED DECEMBER 31,                    MONTHS ENDED MARCH 31,
                                           ---------------------------------------------------------  ---------------------------
                                                                                                                 (UNAUDITED)

                                               1992          1993        1994        1995        1996         1996        1997
                                               ----          ----        ----        ----        ----         ----        ----
OPERATING DATA:
  Commercial Loan
   originations
  and sales:
    SBA loan originations...............     $17,202       $28,879     $ 58,753   $ 37,522     $ 85,303     $ 25,562    $ 23,152
    SBA guaranteed loan sales...........      13,731        21,659       39,607     27,413       58,878       16,913      16,523
    SBA unguaranteed loan sales.........          -             -            -          -        29,867           -           -

    USDA loans originations.............          -             -         2,825     19,241       12,700        2,080       7,479
    USDA guaranteed loan sales..........          -             -         2,260     14,984       10,199        1,664       5,983
    USDA unguaranteed loan sales........          -             -            -          -         3,207           -           -

    Ex-Im working capital loan
     originations.......................          -             -            -       6,882       23,300        1,000       1,365
    Ex-Im working capital loan sales....          -             -            -       2,632        8,614          447         758
    Ex-Im medium term loan
     originations.......................          -             -           397      1,814       13,617          451      11,429
    Ex-Im medium term loan sales........          -             -           245      1,814       12,745          451      11,429

    Other commercial loan sales.........          -             -            -       8,843        9,329        2,100       4,158

    Total commercial loan sales.........     $13,731       $21,659     $ 42,112   $ 55,686     $132,839     $ 21,575    $ 38,851

Commercial loans serviced
  for the Bank and others
   (at period end)......................     $66,631       $95,501     $157,557   $226,294     $344,622     $258,608    $376,566

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     The following discussion and analysis of the consolidated financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements, including the related notes thereto, and other information contained elsewhere in this Prospectus.

     GENERAL

     The Company provides a wide variety of credit, trade and depository services to its niche market of small and medium size manufacturers. Management believes the Company's experienced loan officers and broad range of commercial loan and deposit products enable the Company to satisfy the needs of its manufacturing clients. In serving these clients, the Company has relied on a mix of government guarantee loan programs, traditional commercial loan offerings, and private banking services to generate both fee and net interest income for the Company. In contrast to many of its competitors, the Company derives a majority of its revenues from non-interest income, principally gains on the sale of commercial and international loans and related loan servicing income.

     Recent Growth

     During the past three years of operations, the Company has achieved significant earnings growth primarily as a result of increases in the sale of government guarantee and other commercial loans, net interest income, which is the difference between interest earned on interest-earning assets (principally loans) and interest paid on interest-bearing liabilities (principally deposits), and fee income on loans serviced for others. Net income in 1996 also benefited from a gain realized on the sale of the Company's suburban branch facility, explained below.

                                                                  FOR THE THREE
                                                                      MONTHS
                           FOR THE YEARS ENDED DECEMBER 31,      ENDED MARCH 31,
                           --------------------------------      ---------------
                                              (NET INCOME IN THOUSANDS)
                              1994     1995     1996             1996        1997
                            ------   ------   ------            -----      ------
    Net income ............ $1,060   $2,026   $3,244            $ 754      $1,012
    Earnings per share .... $  .18   $  .34   $  .54            $ .13      $  .17

     The Company intends to expand its domestic loan origination activities in existing markets and in new geographic areas and its international presence in the Big Emerging Markets. The Company plans to continue to rely on government guarantee loan programs as it expands into new markets; however, the Company is also developing new non-government guarantee loan products to meet the needs of its niche market and to mitigate the potential risk that resources available to the government guarantee loan programs will diminish. See "Risk Factors-- Ability of the Company to Continue its Growth Strategy;" "Business--Business Strategy."

     The following discussions make reference to average balances of certain assets and liabilities as well as volume and rate changes. For further information with respect to these matters see the tables set forth on pages 38, 39, 47 and 48.

     ACCOUNTING FOR LOAN SALES

     Gains from loan sales and servicing income represented approximately 48% and 60% of the total net interest income and non-interest income for the year ended December 31, 1996 and the three months ended March 31, 1997, respectively. Detailed below is a discussion of the relevant accounting principles governing loan sales and servicing activities.

     SBA and USDA Loan Sales

     The majority of the Company's SBA and USDA guaranteed loans are variable rate, indexed to the Prime Rate as quoted in The Wall Street Journal ("Prime").
                                             -----------------------
The Company generally sells, for a premium, the guaranteed portions of these loans at origination. For example, if the Company sells a 20-year SBA or USDA guaranteed mortgage loan with an interest rate of Prime plus 1.50%, the Company receives a premium because the market demands a yield of less than Prime plus 1.50%. Guaranteed portions do not trade at the level of U.S. Treasury bills, but at rates between those of a government bill and a commercial loan due to prepayment risks and other factors. After the loan sale, an investor will receive the pro rata principal and pro rata interest at the note rate less any ongoing guarantee and Company servicing fees. Sales of the unguaranteed portions of SBA and USDA loans are generally at or above the carrying value and the Company continues to retain an unguaranteed participation equal to either 10% or 5%, respectively, of the original loan.

     Emerging Issues Task Force ("EITF") 88-11 governs accounting for sales by the Company of a part of a loan and, as discussed in Note 1 to the consolidated financial statements, requires that the gain on the sale of a portion of a loan be based on the relative fair market value of the loan sold, the portion of the loan retained and any other assets created in the transaction. The Company creates a servicing asset when it sells loans on a servicing-retained basis with a servicing fee in excess of what accounting literature defines as "adequate compensation," which is equal to the net present value of the estimated cash flows in excess of such compensation. The original principal basis of a loan must be allocated between the guaranteed portion sold, the unguaranteed portion retained and the servicing asset, resulting in a discount being recognized on the unguaranteed retained portion of the loan.

     In connection with calculating gain on sale, the Company must make certain assumptions which include (i) the amount of "adequate compensation" used to determine the amount of the servicing asset that the Company can recognize at the date of the sale, (ii) the estimated life of the underlying loan used in projecting the time period over which the Company will receive the servicing fee and (iii) the discount rate used in the present value calculation of the servicing asset.

     Management has defined adequate compensation as 40 basis points. The constant prepayment rates utilized by the Company in estimating the lives of the loans depend on the original term of the loan, industry and Company historical data. Such constant prepayment rates range from 6% to 12% per annum. The discount rate utilized in the net present value calculation is equal to 200 basis points above the stated note rate, which, for 1996 and the three-month period ended March 31, 1997, was approximately 10-12%.

     Actual prepayment rates may be affected by a variety of economic and other factors, including prevailing interest rates and the availability of alternative financing. The effect of these factors varies depending on the types of loans. Estimated prepayment rates are based on management's expectations of future prepayments, and, while management believes that the term of amortization and market interest rate on the variable rate loans somewhat reduce the prepayment risk, there can be no assurance that management's prepayment estimates are accurate. If the actual prepayment rate of loans sold is higher than projected at the time such loans were sold, the carrying value of the servicing asset would be recorded by a charge to earnings. Because the Company also recognizes a discount on the retained loan, an adjustment to the discount would be made which would partially offset the effect of the negative servicing adjustment.
If the actual prepayment rate for loans sold is lower than estimated, the carrying value is not increased, although the total income would exceed previously estimated amounts.

     The servicing asset is amortized against the servicing fee income received monthly, on an effective interest method, and the discount on the retained loan is accreted to interest income on an effective interest method. The servicing asset is carried at the lower of amortized cost or net realizable value.

     Ex-Im Bank and Other Commercial Loan Sales

     Sales of 100% of Ex-Im Bank guaranteed medium term loans are generally made at the carrying value although the Company receives a servicing fee above the amount defined as "adequate compensation," resulting in the recognition of a gain at the time of the sale equal to the calculated servicing asset and any net loan origination fees. The Company uses a discount factor on the estimated cash flows equal to 200 basis points above the note rate. The Company adjusts for prepayments on these 3-5 year term loans as they occur, although prepayments are minimal due to the lack of alternative U.S. dollar financing in the Big Emerging Markets and the fact that such Em-Im Bank financing is unsecured.

     The Company also sells 100% of certain other unguaranteed commercial loans and certain residential and other consumer loans where no portion of the loan is retained on the Company's balance sheet.

     RESULTS OF OPERATIONS

     COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1996 AND 1997

     Net Income. Net income increased $246,000, or 33%, from $754,000 for the three months ended March 31, 1996 to $1.0 million for the three months ended March 31, 1997. This increase was primarily attributable to increased loan production and the corresponding increases in gains on loans sold and loan servicing fees, partially offset by a $687,000, or 38%, increase in non-interest expense.

     Net Interest Income. Net interest income of $1.8 million remained flat for the three months ended March 31, 1996 compared to the three months ended March 31, 1997 due to a decrease in the yield on assets due to loan sales and a shift to more expensive deposits following the September 1996 branch sale. A $14 million, or 11%, increase in average earning assets was offset by a 72 basis point decrease in net interest margin.

     The Company sold checking and savings accounts totaling $24 million from its last suburban branch facility for a premium of approximately 9% in September 1996. The deposit base of the branch was comprised of personal accounts with an average balance of $6,500; lower than the Company's average checking and savings account balance of $33,000 as of March 31, 1997. The Company's sale of the branch was part of its strategy of targeting commercial depository accounts of small and medium size manufacturers and accounts of individuals who seek highly personalized service.

     Interest Income. Interest income increased $37,000, or 1%, from $3.2 million for the three months ended March 31, 1996 to $3.3 million for the three months ended March 31, 1997 due to a September 1996 bulk-loan sale of a loan portfolio comprising the unguaranteed portions of SBA guaranteed loans totaling $20 million to provide funding for the deposit liabilities transferred in the branch sale, and a 10 basis point decrease in the average prime rate from the three months ended March 31, 1996 compared to the three months ended March 31, 1997.

     Interest Expense. Interest expense increased $77,000, or 6%, from the three months ended March 31, 1996 to the three months ended March 31, 1997, as the average balance of interest-bearing deposits increased 4%, from $111.9 million to $116.2 million, as deposits shifted to more expensive deposit products.

     Provision for Possible Loan Losses. The provision for possible loan losses totaled $349,000 for the three months ended March 31, 1996 compared to $368,000 for the three months ended March 31, 1997. See "-- Allowance for Loan Losses."

     Non-Interest Income. Non-interest income is comprised of the following items:

                                                   FOR THE THREE MONTHS ENDED
                                                   --------------------------
                                                           MARCH 31,
                                                           ---------
                                                     1996               1997
                                                     ----               ----
         NON-INTEREST INCOME                           (DOLLARS IN THOUSANDS)
         Gain on loan sales:
           SBA loan sales...................        $1,064              $1,039
           USDA loan sales..................           121                 532
           Ex-Im working capital loan sales.             7                  21
           Ex-Im medium term loan sales.....            60                 453
           Other commercial loans...........             8                 121
           Residential loans................             1                  56
                                                    ------              ------
           Gain on loan sales...............         1,261               2,222

         Loan servicing income and fees.....           270                 527
         Service charges and other                     122                  90
           deposit fees.....................        ------              ------

           Total non-interest income........        $1,653              $2,839
                                                    ======              ======

     The 72%, or $1.2 million, increase in non-interest income from the quarter ended March 31, 1996 compared to the quarter ended March 31, 1997 was due to a $961,000, or 76%, increase in the gain on the sale of loans and a $257,000, or 95%, increase in loan servicing income and fees. This growth corresponds to the 65% or, $95 million, increase in the average balance of commercial loans serviced for others to $241 million for the three months ended March 31, 1997.

     The increase in SBA and USDA loan sale gains reflects the Company's geographic expansion, while the Ex-Im Bank medium term loan sales increase reflects stronger marketing relationships in the Big Emerging Markets, which have begun to produce referrals for the Company's international loan officers. The Company has sold other unguaranteed commercial loans on a servicing-retained, non-recourse basis since 1995 but undertook a more systematic selling program in 1997 as a number of buyers have been identified. See "--Accounting for Loan Sales" and "Business."

     Loan Servicing Income. Loan servicing income is comprised of servicing fees received on loans sold on a servicing-retained basis, net of amortization of the servicing asset. The amount of the servicing fee varies in accordance with the terms of the loan sale. See "--Accounting for Loan Sales."

                                                   FOR THE THREE MONTHS ENDED
                                                            MARCH 31,
                                                 ------------------------------
        LOAN SERVICING INCOME AND FEES             1996                  1997
                                                   ----                  ----
        Loan servicing income                        (DOLLARS IN THOUSANDS)
          SBA guaranteed loans................     $191                  $278
          USDA guaranteed loans...............       17                    49
          Ex-Im working capital loans.........        6                    38
          Ex-Im medium term loans.............        -                    13
          Other commercial loans..............       12                    21
          Residential and consumer loans......       14                    13
                                                   ----                  ----

             Total loan servicing income......      240                   412
        Other loan fees.......................       30                   115
                                                   ----                  ----

             Total loan servicing income           $270                  $527
              and fees........................     ====                  ====

        LOANS SERVICED FOR OTHERS
          AT THE END OF PERIOD
          Outstanding balance................. $173,949              $283,961
                                               ========              ========

          Number of loans.....................    1,114                 1,365
                                                  =====                 =====

     The increase in loan servicing income reflects the growth of the respective portfolios. Loan servicing income as a percentage of loans serviced for others was 55 basis points and 58 basis points, on an annualized basis, for the quarters ended March 31, 1996 and 1997, respectively. Other loan fees have increased due to a greater demand from the Company's borrowers for letters of credit.

     Data with respect to the retained portions of SBA and USDA loans are set forth in the table below:

                                                       AT MARCH 31,
                                                -------------------------
      PORTFOLIO BALANCE                             1996         1997
                                                    ----         ----
                                                  (DOLLARS IN THOUSANDS)
      Unguaranteed portions of
       SBA loans............................     $43,556          $36,618
       USDA loans...........................       4,671            3,878
                                                 -------          -------
          Total SBA and USDA loans..........      48,227           40,496

      Less:
       Discount.............................       2,655            2,398
                                                 -------          -------
              Net carrying value............     $45,572          $38,098
                                                 =======          =======

      Discount on Retained
       SBA and USDA Loans
        Balance at beginning of period......      $2,300           $2,232
         Current period sales...............         456              404
         Accretion..........................        (101)            (238)
                                                 --------          -------
        Balance at end of period............      $2,655           $2,398
                                                 ========          =======

     The servicing asset for all loans sold is as follows:

                                                AT MARCH 31,
                                        -------------------------
SERVICING ASSET                             1996         1997
                                            ----         ----
                                          (DOLLARS IN THOUSANDS)
Servicing on other loan sales
    Ex-Im medium term..................       $  208       $  705
    Other commercial...................          167          157
    Other consumer.....................           14            7
                                              ------       ------
             Total other servicing.....          389          869
Servicing on SBA and USDA loan sales
    SBA................................        2,512        3,277
    USDA...............................          486          453
                                              ------       ------
        Total SBA and USDA servicing...        2,998        3,730
                                              ------       ------
             TOTAL SERVICING ASSET.....       $3,387       $4,599
                                              ======       ======

     The activity in the servicing asset is detailed below:

                                                AT MARCH 31,
                                         -------------------------
     SERVICING ASSET ACTIVITY                1996         1997
                                             ----         ----
                                          (DOLLARS IN THOUSANDS)
Balance at beginning of period.........       $2,809       $4,138
  Current period sales.................          719          797
  Amortization.........................         (141)        (336)
                                              ------       ------
Balance at end of period...............       $3,387       $4,599
                                              ======       ======

     Non-Interest Expense. The increases in non-interest expense reflect the Company's growth over the periods as indicated below:

                                             FOR THE THREE MONTHS ENDED
                                             --------------------------
                                                     MARCH 31,
                                          --------------------------------
                                             1996                  1997
                                             ----                  ----
NON-INTEREST EXPENSES                           (DOLLARS IN THOUSANDS)
Salaries and benefits..................      $972                $1,680
Occupancy and equipment expense........       300                   360
FDIC and OCC...........................        21                    16
Outside services.......................        63                    53
Foreclosed property and collection,
net....................................       148                    (6)
Other..................................       305                   393
                                          -------                ------
Total non-interest expenses............    $1,809                $2,496
                                          =======                ======

                                                             AT MARCH 31,
                                                   --------------------------------
SELECTED DATA                                        1996                    1997
                                                     ----                    ----
Total servicing portfolio.................       $292,900                $406,370
                                                 ========                ========

Number of loans serviced..................          1,114                   1,365
                                                    =====                   =====
Number of total personnel.................             80                      97
                                                       ==                      ==
Number of loan officers...................             18                      29
                                                       ==                      ==

     The 38%, or $687,000, increase in non-interest expense for the quarter ended March 31, 1996 compared to the quarter ended March 31, 1997 reflects a 21% increase in full-time employees, from 80 employees at March 31, 1996 to 97 employees at March 31, 1997. The increase in salaries and benefits also reflects a shift in the mix of employees to more professionals following elimination of eight clerical branch positions as a result of the September 1996 branch sale, as well as a full quarter's expenses for the 26 new hires which occurred during 1996. The occupancy and equipment expense increase includes additional headquarter space leased to house the new employees, and includes part of the quarter's rental expense for the Morristown, New Jersey, Pittsburgh, Pennsylvania and Washington, D.C. representative offices. The decrease in FDIC and OCC assessments reflects a decrease in the statutory rate of the deposit insurance premium. The outside services expense, comprised of legal and accounting fees, decreased due to a decrease in the legal costs associated with the establishment of international marketing representatives relationships and other related diligence.

     Other non-interest expense is comprised of the following:

                                                          FOR THE THREE MONTHS ENDED
                                                                  MARCH 31,
                                                          1996                  1997
                                                          ----                  ----
               OTHER NON-INTEREST EXPENSES                  (DOLLARS IN THOUSANDS)
          Office expenses.......................          $150                  $172
          Marketing.............................           101                   151
          Operating services....................            29                    29
          Insurance.............................            17                    20
          Other expenses........................             8                    21
                                                          ----                  ----
             Total other non-interest expenses..          $305                  $393
                                                          ====                  ====

     Other non-interest expense increases reflect costs to support the growth of personnel and the Company's geographic growth and more formalized marketing efforts.

     The Company's efficiency ratios, calculated as the ratio of non-interest expenses to the sum of net interest income and non-interest income were 52% and 54% for the three months ended March 31, 1996 and 1997, respectively.

     Income Taxes. The Company is subject to federal income tax and state income taxes in Connecticut and the other states in which it operates representative offices. The effective income tax rates for the three months ended March 31, 1996 and 1997 were 43.5% and 43.0%, respectively.

     The following table sets forth the components of the Company's net interest income and yields on average interest-earning assets and interest-bearing liabilities.

                                                             FOR THE THREE MONTHS ENDED
                                     ------------------------------------------------------------------------------
                                            MARCH 31, 1996                               MARCH 31, 1997
                                     ------------------------------   ---------------------------------------------

                                                    INTEREST    AVERAGE                   INTEREST       AVERAGE
                                         AVERAGE    EARNED/      YIELD/      AVERAGE      EARNED/         YIELD/
                                         BALANCE     PAID         RATE       BALANCE        PAID          RATE
                                     ------------------------------------------------------------------------------
TOTAL EARNING ASSETS
  Loans............................
    Commercial.....................      $96,461      $2,666     11.06%      $98,713        $2,578        10.45%
    Residential....................       12,639         280      8.86%       12,461           250         8.03%
    Other consumer.................          593          15     10.17%        1,267            29         9.28%
                                             ---          --     ------        -----            --         -----
  Total loans......................      109,693       2,961     10.86%      112,441         2,857        10.16%

  Investment securities............       11,266         178      6.32%       15,844           235         5.93%
  Federal funds sold...............        6,401          83      5.22%       13,076           167         5.18%
                                           -----          --      -----       ------           ---         -----
  Total investment securities
   and federal funds sold..........       17,667         261      5.92%       28,920           402         5.59%
                                          ------       -----      -----       ------           ---         -----

Total earning assets...............      127,360       3,222     10.12%      141,361         3,259         9.22%
                                                       -----     ------                      -----         -----

Total non-earning assets...........       20,950                              18,954
                                          ------                              ------

Total assets.......................     $148,310                            $160,315
                                        ========                            ========
INTEREST-BEARING LIABILITIES
  Deposits
    Interest bearing demand
     deposits......................       $9,538         $69      2.91%       $6,885
    Premier money market...........       59,204         784      5.33%       67,096           861         5.20%
    Other savings..................       13,770         118      3.45%        3,868            15         1.57%
    Certificates of deposit........       23,153         316      5.49%       31,815           450         5.74%
    IRA CD's.......................        6,182          86      5.60%        6,491            84         5.25%
                                           -----          --      -----        -----            --         -----
  Total deposits...................      111,847       1,373      4.94%      116,155         1,452         5.07%
  Other borrowings.................          723           9      5.56%          528             7         5.38%
                                             ---           -      -----          ---             -         -----
  Total interest bearing
    liabilities....................      112,570       1,382      4.94%      116,683         1,459         5.07%
                                         -------       -----      -----      -------         -----         -----

  Non-interest bearing liabilities
    Demand deposits................       22,577                              27,140
    Other liabilities..............        1,348                               2,176
                                           -----                               -----
  Total non-interest bearing              23,925                              29,316
   liabilities.....................
  Stockholders' equity.............       11,815                              14,316
                                          ------                              ------
  Total liabilities and
    stockholders' equity...........     $148,310                            $160,315
                                        ========                            ========
    NET INTEREST INCOME/NET
     INTEREST SPREAD...............                   $1,840      5.18%                     $1,800         4.15%
                                                      ======      =====                     ======         =====
    NET INTEREST MARGIN............                               5.75%                                    5.03%
                                                                  =====                                    =====

     The following rate/volume analysis shows the portions of the net change in interest income due to changes in volume or rate. The changes in interest due to both volume and rate have been allocated proportionally to changes due to volume and changes due to rate.

                                                                            THREE MONTHS ENDED MARCH 31, 1996
                                                                                     COMPARED TO 1997
INCREASE (DECREASE) IN                                                                CHANGES DUE TO
                                                                   --------------------------------------------------
NET INTEREST INCOME DUE TO                                                  VOLUME            RATE           TOTAL
                                                                            ------            ----           -----
                                                                                   (DOLLARS IN THOUSANDS)
Loans
  Commercial loans............................................                 $ 59            $(147)         $ (88)
  Residential loans...........................................                   (4)             (26)           (30)
  Other consumer loans........................................                   17               (3)            14
                                                                               ----            -----          -----
       Total loans............................................                   72             (176)          (104)

Investment securities.........................................                   68              (11)            57
Federal funds sold............................................                   85               (1)            84
                                                                               ----            -----          -----
Total investments and federal funds sold......................                  153              (12)           141
                                                                               ----            -----          -----
       Total interest earning assets..........................                  225             (188)            37

Deposits
  Interest bearing demand deposits............................                  (16)             (11)           (27)
  Premier money market savings................................                  101              (24)            77
  Other savings...............................................                  (38)             (65)          (103)
  Time deposits...............................................                  123               11            134
  IRA time deposits...........................................                    4               (6)            (2)
                                                                               ----            -----          -----
    Total deposits............................................                  174              (95)            79
FHLB advances.................................................                   (3)               -             (3)
                                                                               ----            -----          -----

Total interest-bearing liabilities............................                  171              (95)            76
                                                                               ----            -----          -----

Change in net interest income.................................                 $ 54            $ (93)         $ (39)
                                                                               ====            =====          =====

     COMPARISON OF THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

     Net Income. Net income totaled $1.1 million in 1994 and increased $1.0 million, or 91%, to $2.0 million in 1995 and increased $1.2 million, or 60%, to $3.2 million in 1996. The increase in net income from 1994 to 1995 reflects a $1.9 million, or 39%, increase in net interest income due to a favorable interest rate environment and an increase in commercial loan sales gains and servicing income, as sales activities increased 32%, from $42.1 million in 1994 to $55.7 million in 1995. These results were partially offset by an increase in personnel-related expenses associated with increases in the loan production and servicing staff.

     The increase in net income from 1995 to 1996 reflects the continued geographic expansion of the Company's U.S. and international commercial loan origination activities. Geographic expansion contributed to a $3.5 million, or 92%, increase in lending-related non-interest income from 1995 to 1996. The loan loss provision increased $2.3 million from 1995 to 1996 due to a $1.2 million increase in charge-offs attributable to continued poor performance of the investor mortgage portfolio, a line of business abandoned in 1990, and a $1 million increase in the allowance for loan losses to reflect the continued growth of the Company's loan portfolio. See "--Allowance for Loan Losses." This increase in the allowance for loan losses was offset by a $2.2 million gain realized on the branch sale in September 1996.

     Net Interest Income. Net interest income increased $1.9 million, or 39%, from 1994 to 1995 resulting from an 88 basis point increase in the net interest margin. The increase in net interest margin was attributable to changes in the Company's asset and liability mix as the yield on assets increased faster than the increased rate paid on deposits. Net interest income increased $832,000, or 12%, from $6.7 million in 1995 to $7.6 million in 1996 as growth more than offset the net interest margin decrease of 8 basis points. Average interest-earning assets increased $17.0 million, or 14%, while average interest-bearing liabilities increased $16.1 million, or 16%, from 1995 to 1996. The higher asset growth, however, was offset by a greater increase in the cost of deposits over the yield on assets. The deposit cost increased due to a shift of the deposits into higher rate money market savings and certificates of deposit used to replace the sold retail deposits.

     Interest Income. Interest income increased $3.6 million, or 45%, from $8.0 million in 1994 to $11.6 million in 1995 due to a 160 basis point increase in the average Prime rate from 1994 to 1995, and a shift in the composition of average interest-earning assets towards loan balances. In 1994, 76% of interest-earning assets were held in the form of higher yielding loans compared to 81% held in such loans in 1995. Interest income increased by $1.7 million, or 15%, from $11.6 million in 1995 to $13.3 million in 1996 due primarily to a $19.6 million increase in the average balance of commercial loans. This increase was partially offset in 1996 by a lower yield on commercial loans due to a 25 basis point decrease in the Prime rate in February 1996. The annual average Prime rate decreased 50 basis points from 1995 to 1996. The yield on loans also decreased in the fourth quarter of 1996 due to a bulk-sale of unguaranteed portions of SBA loans. Interest income on investment securities decreased $104,000 due to a $2.4 million average balance decrease in the investment portfolio. Interest earned on federal funds sold increased 8% to $632,000 due to a $2.0 million average balance increase maintained to fund loan demand partially offset by a 25 basis point decrease in short-term interest rates in February 1996.

     Interest Expense. Interest expense increased $1.7 million, or 55%, from 1994 to 1995 due to an increase in the average balance of the Company's externally indexed money market accounts from $20.4 million in 1994 to $41.8 million in 1995, and a 180 basis point increase in the average rate of the underlying external index of those accounts from 1994 to 1995. Interest expense increased $872,000, or 18%, from 1995 to 1996, due principally to a $19.7 million increase in the average balance of the money market accounts from $41.8 million in 1995 to $61.5 million in 1996. The impact of the increase in these account balances was partially offset by a 25 basis point reduction, in October 1995, of the margin added to the Company's external index. The reduction in the margin was made after consideration of prevailing market rates; this action had no discernible effect on the Company's ability to attract such deposits because the Company maintained competitive rates.

     Provision for Possible Loan Losses. The provision for possible loan losses totaled $1.7 million in 1994, $1.2 million in 1995 and $3.5 million in 1996.
The provision is affected by net loan charge-offs, changes in the level and mix of loans, changes in asset quality and general economic conditions. Approximately 75% of the charge-offs for the period from January 1, 1994 to March 31, 1997 are attributable to the Company's investor mortgage portfolio. See "-- Allowance for Loan Losses."

     Non-Interest Income. The components of non-interest income are detailed below:

                                          FOR THE YEARS ENDED DECEMBER 31,
                                          --------------------------------
                                               (DOLLARS IN THOUSANDS)
     NON-INTEREST INCOME                     1994       1995       1996
                                             ----       ----       ----
     Gain on loan sale
       SBA loan sales...................    $2,577     $1,570     $3,558
       USDA loan sales..................       136        822        805
       Ex-Im working capital loan
        sales...........................         -        104        201
       Ex-Im medium term loan
        sales...........................         -        248        340
       Unguaranteed SBA and USDA
         loan portions..................         -          -        842
       Other commercial loans...........         -         97         91
       Residential loans................        17         18          7
                                            ------     ------     ------
           Total gain on loan sales.....     2,730      2,859      5,844

     Loan servicing income and fees.....       493        896      1,475
     Gain on sale of branch.............         -          -      2,202
     Service charges and other
      deposit fees......................       385        398        424
                                            ------     ------     ------
           Total non-interest income....    $3,608     $4,153     $9,945
                                            ======     ======     ======

     The non-interest income increase of $545,000, or 15%, from 1994 to 1995 was attributable to a $403,000 increase in loan servicing income, which was directly proportional to the increase in the average loan portfolio serviced for others from year to year. Gains on SBA loan sales decreased as limitations on loan size were imposed by the SBA to preserve its funding. Such limits resulted in a decrease in the average balance of SBA loans originated from $556,000 in 1994 to an average balance of $395,000 in 1995. As a result of these loan limits, a greater number of originations was required to yield the same return. However, this decrease in income from the sale of SBA loans was offset by increases in gains on the sale of USDA and Ex-Im Bank loans as more opportunities for USDA loans were identified and Ex-Im Bank marketing efforts increased.

     The non-interest income increase of $5.8 million from 1995 to 1996 reflects the non-recurring $2.2 million gain realized on the sale of the Company's suburban branch facility and its deposits as well as increasing gains on the sale of the guaranteed and unguaranteed portions of SBA and USDA loans. The increased loan sales activity reflects the Company's addition of new regional representative offices and the hiring of nine additional commercial loan officers. The Company completed its first bulk-sale of the unguaranteed portions of SBA and USDA loans in 1996. These sales, along with the on-going sales of government guarantee loans on a servicing-retained basis, increased the loan servicing portfolio, which resulted in an increase in servicing fees for the year.

     In January 1995, the SBA adopted certain policies, such as the temporary reduction of the maximum SBA loan amount to $500,000 and the temporary prohibition of the use of SBA loan proceeds for certain refinancings. These temporary limits were removed in October 1995, but resulted in the Company originating loans with a smaller average balance in 1995. The Company originated and sold 109 SBA loans in 1994 with a total outstanding balance of $40 million compared to 95 loans in 1995 with a total balance of $27 million. Sales totaled $59 million for 170 SBA loans in 1996.

     On May 5, 1997, the SBA adopted a similar temporary restriction on the maximum SBA loan amount to $500,000 but lifted this on June 5, 1997. Although the Company is not aware of any other pending SBA program changes, management continues to manage such risk through its continued diversification to Ex-Im Bank guaranteed loan products as well as through the introduction of new non-guaranteed financing products.

     The Company began selling certain unguaranteed portions of SBA and USDA loans in 1996 on a non-recourse, servicing-retained basis. The unguaranteed portion of such loans were sold above the carrying value and resulted in gains. In 1996, gains from the sale of the unguaranteed portions of SBA and USDA loans totaled $842,000 on sales of loans totaling $33.1 million. Many of these loans sold were originated prior to 1996. The Company can give no assurance that it will have a similar volume of loans available to sell and therefore that it will attain similar gains in the future.

     Loan servicing income comprises the servicing fees received on loans sold on a servicing retained basis, net of amortization of the servicing asset.

     LOAN SERVICING INCOME AND FEES                       FOR THE YEARS ENDED DECEMBER 31,
                                                          --------------------------------
                                                            1994        1995       1996
                                                            ----        ----       ----
                                                               (DOLLARS IN THOUSANDS)
     Loan servicing income
        SBA guaranteed loans..........................      $   442    $    766    $   921
        USDA guaranteed loans.........................            2          43        151
        Ex-Im working capital loans...................            -           7         56
        Ex-Im medium term loans.......................            -           -         43
        Other commercial loans........................            -          16         65
        Residential and consumer loans................           43          48         59
                                                            -------    --------   --------
           Total loan servicing income................          487         880      1,295
         Other loan fees..............................            6          16        180
                                                            -------    --------   --------

           Total loan servicing income and fees.......      $   493    $    896   $  1,475
                                                            =======    ========   ========

     Loans serviced for others (at end of period)
        Outstanding balance...........................      $98,740    $153,850   $265,805
                                                            =======    ========   ========
        Number of loans...............................          925       1,075      1,302
                                                            =======    ========   ========

     The increases in loan servicing income reflect the growth of the servicing portfolios. Stated as a percentage of the average balance of loans serviced for others, loan servicing income totaled 49, 57 and 49 basis points for the years ended December 31, 1994, 1995 and 1996, respectively. This ratio will vary in accordance with the mix of loans comprising the servicing portfolio and generally will move in the same direction as the cost of servicing.

     Data with respect to the retained portions of loans of SBA and USDA loan sales and related accounts are detailed below.

                                                                    AT  DECEMBER 31,
                                                          -----------------------------------
PORTFOLIO BALANCE                                           1994         1995         1996
                                                            ----         ----         ----
    Unguaranteed portions of                                      (DOLLARS IN THOUSANDS)
  SBA loans..........................................     $29,908      $37,873      $31,691
  USDA loans.........................................         535        3,265        3,211
                                                          -------      -------      -------
     Total SBA and USDA loans........................      30,443       41,138       34,902

Less:
  Discount...........................................       1,792        2,300        2,232
                                                          -------      -------      -------
     Net carrying value..............................     $28,651      $38,838      $32,670
                                                          =======      =======      =======

Discount on retained
  SBA and USDA loans

  Balance at beginning of period.....................     $   805      $ 1,792      $ 2,300
  Current period sales...............................       1,089          839        1,512
  Deletions due to sales.............................           -            -       (1,112)
  Accretion..........................................        (102)        (331)        (468)
                                                          -------      -------      -------
  Balance at end of year.............................     $ 1,792      $ 2,300      $ 2,232
                                                          =======      =======      =======

The servicing assets for all loans sold is as follows:

                                                                 AT  DECEMBER 31,
                                                          -----------------------------
SERVICING ASSET                                              1994      1995      1996
                                                             ----      ----      ----
Servicing on other loan sales                                  (DOLLARS IN THOUSANDS)
Ex-Im medium term....................................           -       161       374
Other commercial.....................................           -       140       173
Other consumer.......................................          14        16         8
                                                          -------   -------   -------
Total other servicing................................          14       317       555

Servicing on SBA and USDA loan
  sales
  SBA................................................     $ 2,031   $ 2,290   $ 3,100
  USDA...............................................          39       202       483
                                                          -------   -------   -------

Total SBA and USDA Servicing.........................       2,070     2,492     3,583


         TOTAL SERVICING ASSET.......................     $ 2,084   $ 2,809   $ 4,138
                                                          =======   =======   =======

The activity in the servicing asset is detailed below:

                                                                   DECEMBER 31,
                                                          -----------------------------
SERVICING ASSET ACTIVITY                                     1994      1995      1996
                                                             ----      ----      ----
                                                               (DOLLARS IN THOUSANDS)
Balance at beginning of period.......................     $ 1,210   $ 2,084   $ 2,809
 Current period sales................................       1,040     1,127     1,979
 Amortization........................................        (166)     (402)     (650)
                                                          -------   -------   -------
Balance at end of period.............................     $ 2,084   $ 2,809   $ 4,138
                                                          =======   =======   =======

    Non-Interest Expense. Increases in non-interest expense reflect the Company's growth over the periods as indicated below:

                                                        FOR THE YEARS ENDED DECEMBER 31,
                                                        -------------------------------
          NON-INTEREST EXPENSE                            1994        1995         1996
                                                          ----        ----         ----
                                                           (DOLLARS IN THOUSANDS)
          Salaries and benefits......................   $  2,485     $  3,399    $  4,963
          Occupancy and equipment expense............        837          980       1,236
          FDIC and OCC...............................        296          206          69
          Outside services...........................        198          210         231
          Foreclosed property and collection, net....        365          311         360
          Other......................................        948        1,022       1,566
                                                        --------     --------    --------
               Total non-interest expense............   $  5,129     $  6,128    $  8,425
                                                        ========     ========    ========

          SELECTED DATA

          Total servicing portfolio.............        $193,858     $260,842    $380,432
                                                        ========     ========    ========

          Number of loans serviced..............             925        1,075       1,302
                                                        ========     ========    ========
          Number of total personnel.............              54           70          96
                                                        ========     ========    ========
          Number of loan officers...............               7           12          26
                                                        ========     ========    ========

    Non-interest expense increased 20%, or $1.0 million, from 1994 to 1995 which reflects a 30% increase in the number of employees from 54 full-time employees at December 31, 1994 to 70 full-time employees at December 31, 1995. Occupancy and equipment expense increased 17% due to the cost of additional space leased at the Hartford, Connecticut headquarters as well as a partial year's rental expense for the representative offices in Boston and Springfield, Massachusetts and Providence, Rhode Island. The FDIC and OCC assessments reflects a statutory decrease in the FDIC Bank Insurance Fund assessment rate effective May 1995; this rate may be increased at any time by the FDIC and fluctuates with the Company's deposit base.

    The $2.3 million, or 38%, increase in total non-interest expense from 1995 to 1996 reflects the personnel increases and related occupancy increases as the Company acquired additional leased space at its headquarters facility to accommodate additional lending staff and the support staff hired in 1996. The occupancy and equipment expense increase reflects the cost of additional leased space acquired for the Springfield and Boston, Massachusetts and Providence, Rhode Island representative offices, each of which had twelve months rental expense in 1996 compared to a partial year's expense in 1995. The annual occupancy and equipment expense on each such representative office is approximately $50,000. FDIC and OCC assessments decreased $137,000, or 67%, from 1995 to 1996 due to the May 1995 statutory decrease in the deposit premium insurance rate.

    Other non-interest expense is comprised of the following:

                                                       FOR THE YEARS ENDED DECEMBER 31,
                                                       --------------------------------
          OTHER NON-INTEREST EXPENSES                      1994       1995        1996
                                                           ----       ----        ----
                                                            (DOLLARS IN THOUSANDS)
          Office expenses........................         $ 367      $  539      $  692
          Marketing..............................           156         288         632
          Operating services.....................           109         107         126
          Insurance..............................            62          61          62
          Other expenses.........................           204          27          52
          Loss on sale of equipment..............            50           -           2
                                                             --           -           -

          Total other non-interest expense.......         $ 948      $1,022      $1,566
                                                          =====      ======      ======

    The overall increase in other non-interest expense was only $74,000, or 8%, from 1994 to 1995. However, the 1994 expenses included expenditures of $171,000 related to due diligence on an abandoned acquisition, offset by a $172,000 increase in office expenses in 1995, due to a 30% increase in personnel and a $36,000, or 54%, increase in postage due to the introduction of an international mass mailing program, and a 10% increase in the postal rates in January 1995. The mass mailing program, based on proprietary information compiled by the Company, was undertaken by the Company's international loan officers to reach potential foreign-based buyers of U.S.-made goods prior to the time the Company had relationships with local marketing representatives. The Company's international loan officers have continued such mass mailing efforts on a more limited scale to supplement referrals from the marketing representatives.

    The increase in office and marketing expense from 1995 to 1996 reflects costs to support the growth of personnel over the periods and the Company's geographically wider and more formalized marketing efforts. The $153,000, or 28%, increase in office expense from 1995 to 1996 includes a $54,000 increase in telephone expense and $24,000 increase in postage. Such expenses increased as international loan officers responded to inquiries from potential borrowers and domestic commercial loan officers expanded their marketing efforts. The $344,000, or 119%, increase in marketing expense from 1995 to 1996 reflects an investment in the development of international marketing relationships and marketing literature. The Company also engaged a public relations firm to create various marketing pieces for use in mass mailing solicitations and other expanded and regionalized calling efforts. International development efforts included legal expenses, visits by Company officers to the locations of prospective international marketing representatives and related due diligence, as well as training in Connecticut of the international marketing representatives. The Company's domestic and international loan officers also incurred greater travel and other business development costs as they expanded their marketing efforts, and the number of officers increased from 12 to 26.

    The Company's efficiency ratios, calculated as the ratio of non-interest expenses to the sum of net interest income and non-interest income, excluding the 1996 gain on the branch sale, were 61%, 56% and 55% for the years ended December 31, 1994, 1995 and 1996, respectively.

    Income Taxes. The effective income tax rates for the years ended December 31, 1994, 1995 and 1996 were 35.5%, 42.4% and 42.0%, respectively. The 1994 tax provision reflects utilization of a state net operating loss carryforward.

    The following table sets forth the components of the Company's net interest income and yield on average interest earning assets and rate on interest bearing liabilities.

                                                                          FOR THE YEARS ENDED
                             ----------------------------------------------------------------------------------------------
                                    DECEMBER 31, 1994             DECEMBER 31, 1995            DECEMBER 31, 1996
                             -----------------------------  -------------------------------  ------------------------------
                                       INTEREST   AVERAGE              INTEREST   AVERAGE               INTEREST   AVERAGE
                              AVERAGE   EARNED/    YIELD/     AVERAGE   EARNED/    YIELD/      AVERAGE   EARNED/    YIELD/
                              BALANCE    PAID       RATE      BALANCE    PAID       RATE       BALANCE    PAID       RATE
                             -----------------------------  -------------------------------  ------------------------------
                                                                (DOLLARS IN THOUSANDS)
TOTAL EARNING ASSETS:
Loans
  Commercial..............   $ 61,400   $5,558      9.05%     $ 82,040   $ 8,976    10.94%    $101,656   $10,882      10.70%
  Residential.............     14,104    1,037      7.35%       14,472     1,152     7.96%      12,848     1,059       8.24%
  Other consumer..........      3,639      300      8.24%        1,388       138     9.94%         874        86       9.84%
                             --------   ------    ------      --------   -------   ------     --------   -------     ------
Total loans...............     79,143    6,895      8.71%       97,900    10,266    10.49%     115,378    12,027      10.42%
  Investment securities...     17,302      799      4.62%       12,921       750     5.80%      10,495       646       6.16%
  Federal funds sold......      7,202      303      4.21%       10,179       585     5.75%      12,153       632       5.20%
                             --------   ------    ------      --------   -------   ------     --------   -------     ------
  Total investment
   securities and federal
   funds sold.............     24,504    1,102      4.50%       23,100     1,335     5.78%      22,648     1,278       5.64%
                             --------   ------    ------      --------   -------   ------     --------   -------     ------
Total earning assets......    103,647    7,997      7.72%      121,000    11,601     9.59%     138,026    13,305       9.64%
Total non-earning assets..     10,644                           12,924                          19,466
                             --------                         --------                        --------
Total assets..............   $114,291                         $133,924                        $157,492
                             ========                         ========                        ========

INTEREST BEARING LIABILITIES:
  Deposits
   Interest bearing demand
    deposits..............   $ 14,953   $  211      1.41%     $  9,970   $   229     2.30%    $  8,705   $   241       2.77%
  Premier money market....     20,448      846      4.14%       41,822     2,417     5.78%      61,519     3,176       5.16%
  Other savings...........     23,162      623      2.69%       16,462       425     2.58%      12,607       386       3.06%
  Certificates of deposit.     24,512    1,027      4.19%       25,626     1,356     5.29%      28,384     1,564       5.51%
  IRA CD's................      5,784      253      4.37%        6,262       344     5.49%       6,436       347       5.39%
                             --------   ------    ------      --------   -------   ------     --------   -------     ------
  Total deposits..........     88,859    2,960      3.33%      100,142     4,771     4.76%     117,651     5,714       4.86%
  Other borrowings........      4,495      190      4.23%        1,999        98     4.90%         623        27       4.33%
                             --------   ------    ------      --------   -------   ------     --------   -------     ------
  Total interest bearing
   liabilities............     93,354    3,150      3.37%      102,141     4,869     4.77%     118,274     5,741       4.85%
                             --------   ------    ------      --------   -------   ------     --------   -------     ------
  Non-interest bearing
   liabilities:
  Demand deposits.........     11,400                           20,220                          24,862
  Other liabilities.......        476                            1,068                           1,630
                             --------                         --------                        --------
  Total non-interest
   bearing liabilities....     11,876                           21,288                          26,492
  Stockholders' equity....      9,061                           12,726
  Total liabilities and
   stockholders' equity...   $114,291                         $133,924                        $157,492
                             ========                         ========                        ========

  NET INTEREST INCOME/
     NET INTEREST SPREAD..              $4,847      4.35%                 $6,732     4.82%                $7,564       4.79%
                                        ======      ====                  ======     ====                 ======       ====

  NET INTEREST MARGIN.....                          4.68%                            5.56%                             5.48%
                                                    =====                            =====                             =====

    The following rate/volume analysis shows the portions of the net change in interest income due to changes in volume or rate. The changes in interest due to both volume and rate have been allocated proportionally to changes due to volume and changes due to rate.

                                             YEAR ENDED DECEMBER 31,                        YEAR ENDED DECEMBER 31,
                                             1994 COMPARED TO 1995                           1995 COMPARED TO 1996
                                                CHANGES DUE TO:                                 CHANGES DUE TO:
                                                ---------------                                 ---------------
                                  VOLUME             RATE           TOTAL           VOLUME           RATE            TOTAL
                                  ------             ----           -----           ------           ----            -----
                                                                 (DOLLARS IN THOUSANDS)
Increase (decrease) in net
 interest income due to:
Loans
  Commercial loans.............     $2,258          $1,160          $3,418           $2,100          $(194)          $1,906
  Residential loans............         29              86             115             (134)            41              (93)
  Other consumer loans.........       (224)             62            (162)             (51)            (1)             (52)
                                    ------          ------          ------           ------          -----           ------
  Total loans..................      2,063           1,308           3,371            1,915           (154)           1,761

Investment securities..........       (254)            205             (49)            (149)            45             (104)
Federal funds sold.............        171             111             282              103            (56)              47
                                    ------          ------          ------           ------          -----           ------
Total investments and
 federal funds sold............        (83)            316             233              (46)           (11)             (57)
                                    ------          ------          ------           ------          -----           ------
Total interest earning assets..      1,980           1,624           3,604            1,869           (165)           1,704

Deposits
  Interest-bearing demand
   deposits....................       (114)            132              18              (35)            47               12
  Premier money market
   savings.....................      1,235             336           1,571            1,017           (258)             759
  Other savings................       (173)            (25)           (198)            (118)            79              (39)
  Time deposits................         59             270             329              152             56              208
  IRA time deposits............         26              65              91                9             (6)               3
                                    ------          ------          ------           ------          -----           ------
Total deposits.................      1,033             778           1,811            1,025            (82)             943
FHLB advances..................       (122)             30             (92)             (60)           (11)             (71)

Total interest-bearing
 liabilities...................        911             808           1,719              965            (93)             872
                                    ------          ------          ------           ------          -----           ------

Change in interest income......     $1,069          $  816          $1,885           $  904          $ (72)          $  832
                                    ======          ======          ======           ======          =====           ======

FINANCIAL CONDITION

    General. Total assets increased $15.6 million, or 12%, from $125.6 million at December 31, 1994 to $141.2 million at December 31, 1995, and $20.4 million, or 15%, from $141.2 million at December 31, 1995 to $161.6 million at December 31, 1996. These increases reflect the increased loan portfolio and the corresponding growth in deposits used to fund loan originations. Assets remained relatively flat at $162.2 million at March 31, 1997 due to the $8 million, or 7% increase, in loan originations offset by a similar decrease in cash and cash equivalents.

    Cash and Cash Equivalents. Cash and cash equivalents have increased each year as the Company maintains greater funds on hand as Federal Funds Sold, providing overnight liquidity for the Company's increased volume of loan originations. The March 31, 1997 balance of $11.1 million is less than the 1996 average balance of $17.0 million and reflects the balance sheet retention of certain Ex-Im Bank guaranteed loans totaling $12.0 million which were sold in April 1997.

    Investment Securities. The investment securities portfolio decreased $2.4 million, or 17%, from $14.0 million at December 31, 1994 to $11.6 million at December 31, 1995 and increased $4.3 million, or 37%, from December 31, 1995 to $15.9 million at December 31, 1996 and an additional $200,000, or 1% to $16.1 million at March 31, 1997. The portfolios are managed for liquidity and security, rather than yield, and are comprised primarily of U.S. Treasury and other U.S. government mortgage-backed securities and collateralized mortgage obligations with average lives of less than five years. The portfolios are also utilized to collateralize lines of credit with correspondent banks, providing letter of credit facilities to supplement the Company's own product offerings.

    Loans. Loans increased $12 million, or 13%, from $95.1 million in 1994 to $107.0 million in 1995, and increased $7.6 million, or 7%, from December 31, 1995 to $114.6 million at December 31, 1996 and increased $7.8 million, or 7%, from December 31, 1996 to $122.4 million at March 31, 1997. The growth in the portfolios resulted from the retained portions of SBA and USDA loans and was partially offset by the sale from portfolio in 1996 of a total of $33.1 million of the unguaranteed portions of SBA and USDA loans, many of which had been originated in earlier years. This sale was undertaken to provide the funding required for the September 1996 branch sale as well as to provide general liquidity for originations and investment portfolio purchases.

    Allowance for Loan Losses. The Company reviews the adequacy of the allowance for loan losses quarterly. The allowance totaled $2 million at December 31, 1994 and at December 31, 1995. The allowance for loan losses increased $1 million, from $2 million at December 31, 1995 to $3 million at December 31, 1996, to include a specific allocation for certain investor property mortgage loans, and to reflect a general allocation to the commercial loan portfolios due to increases in the outstanding loan balances. The allowance for loan losses decreased $250,000 from the December 31, 1996 balance of $3 million to $2.75 million at March 31, 1997 reflecting the resolution of certain investor property loans which had been reserved for in prior periods.

                                                 ACTIVITY IN THE ALLOWANCE FOR LOAN LOSSES
                                                                  AT DECEMBER 31,                     AT MARCH 31,
                                                      ------------------------------------        ---------------------
                                                           1994       1995          1996              1996       1997
                                                          ------     ------        ------            -----      -----
                                                               (DOLLARS IN THOUSANDS)
Balance of allowance for loan
  losses at the beginning of the
  period.......................................        $ 1,425     $  2,000     $  2,000         $  2,000   $  3,000
Net charge-offs(1)
  Investor mortgage............................            691        1,073        1,717              363        610
  SBA..........................................              -           18          478                1          -
  USDA.........................................              -            -            -                -          -
  Commercial...................................            391          167          152              (15)        17
  Private......................................             23          (56)          17                -          -
  Ex-Im working capital........................              -            -            -                -          -
  Ex-Im medium term............................              -            -            -                -          -
  Construction.................................              -            4            -                -          -
  Residential and other consumer...............              3           31          123                -         (9)
                                                       -------     --------     --------         --------   --------
    Total charge-offs, net.....................          1,108        1,237        2,487              349        618

Provision for loan losses......................          1,683        1,237        3,487              349        368
                                                       -------     --------     --------         --------   --------
Balance of allowance for loan
  losses at end of period......................        $ 2,000     $  2,000     $  3,000         $  2,000   $  2,750
                                                       =======     ========     ========         ========   ========

Total loans....................................        $95,118     $106,992     $114,627         $118,953   $122,409
                                                       ========    =========    =========        =========  =========

Allowance to total loans.......................            2.1%         1.9%         2.6%             1.7%       2.3%
                                                       ========    =========    =========        =========  =========

    (1)Recoveries totaled $104,000, $84,000, $40,000, $17,000 and $11,000 for the years ended December 31, 1994, 1995 and 1996, and the three months ended March 31, 1996 and 1997, respectively, and are not material to the above analysis.

    Net charge-offs from the investor mortgage portfolio represented 62%, 87%, 69%, 104% and 99% of the total net charge-offs for the years ended December 31, 1994, 1995 and 1996, and the quarters ended March 31, 1996 and March 31, 1997, respectively. The Company's portfolio of investor mortgages is collateralized by multi-family urban residential units located in various Connecticut inner cities. Following the recession in 1990, management determined that no new loans collateralized by urban residential units would be made as the Company's focus turned toward its current target market of small and medium size manufacturers. In the early 1990's the Company worked to resolve investor mortgages related to certain urban residential loans by facilitating sales of the troubled properties to experienced property managers who had an interest in acquiring and rehabilitating them. Due to deteriorating economic conditions in Hartford and New Haven, Connecticut, many of these properties experienced cash flow difficulties again in 1995 and 1996. The Company increased the allocated allowance for loan losses for such properties in 1996 and charged-off $610,000 of this additional allowance during the first quarter of 1997 upon resolution of a long-outstanding loan from this portfolio. The Company continues to monitor this portfolio and, based on current information, believes that it maintains appropriate reserves. The outstanding balance of this portfolio at March 31, 1997 totaled $6.5 million and was comprised of 40 loans.

    The SBA net loan charge-offs for the year ended 1996 represented losses realized on seven of the Company's 435 SBA loans after liquidation of the collateral, and represent an annual loss ratio of 1.0% of the average balance of the unguaranteed portion of SBA loans which were retained in the Company's portfolio.

     The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis, and therefore allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict use of the allowance to absorb losses in any category. The unallocated portion of the allowance represents an amount that is not specifically allocable to one of the loan portfolios. All of the loans included in the Company's portfolio are to domestic companies. Loans to foreign entities are 100% Ex-Im Bank guaranteed and sold at origination.

                                                                   DECEMBER 31,                                MARCH 31,
                                         ----------------------------------------------------------------     ----------
                                                  1992         1993          1994        1995        1996          1997
                                                  ----         ----          ----        ----        ----          ----
                                                                            (DOLLARS IN THOUSANDS)

ALLOCATION OF THE ALLOWANCE
  BY CATEGORY OF LOANS:
    Unguaranteed portions of:
    SBA and USDA loans.......................   $   37       $  147        $  338      $  563      $  491        $  689
    Ex-Im Bank working capital loans.........        -            -             -           2          44            44

    Commercial mortgage loans................       63          416           237         483         271           264
    Other commercial loans...................      195          346           353         316         475           438
    Investor mortgage loans..................       82          223           581         399       1,061           538
    Residential and other consumer loans.....       38           99           106          72         113            70
    Unallocated..............................       85          194           385         165         545           707
                                                ------       ------        ------      ------      ------        ------
    Total allowance for loan losses..........   $  500       $1,425        $2,000      $2,000      $3,000        $2,750
                                                ======       ======        ======      ======      ======        ======

PERCENT OF LOANS IN EACH
  CATEGORY TO TOTAL LOANS:
    Unguaranteed portions of:
    SBA and USDA loans.......................      8.0%        15.9%         32.0%       38.4%       30.4%         33.1%
    Ex-Im Bank working capital loans.........        -            -           0.2         0.3         4.8          11.8

    Commercial mortgage loans................     18.1         19.5          17.1        14.5        16.4          14.8
    Other commercial loans...................     36.6         28.1          21.6        26.9        29.4          28.3
    Investor mortgages loans.................     13.0         13.5           9.9         7.2         6.6           5.3
    Residential and other consumer loans.....     24.3         23.0          19.2        12.7        12.4           6.7
                                                ------       ------        ------       -----       -----         -----
Total........................................    100.0%       100.0%        100.0%      100.0%      100.0%        100.0%
                                                ======       ======        ======       =====       =====         =====

    The following table sets forth information regarding the Company's non-performing loans at the dates indicated:

                                                               NON-PERFORMING LOANS

                                                                   DECEMBER 31,
                                          -------------------------------------------------------------
                                                                                                           MARCH 31,
                                                                                                           ---------
                                              1992         1993        1994         1995        1995         1997
                                              ----         ----        ----         ----        ----         ----
                                                                      (Dollars in thousands)
COMMERCIAL:
    Unguaranteed portions:
    SBA/USDA loans...................         $  -        $   -        $  -         $419        $188        $ 476(1)
    Ex-Im bank working capital                   -            -           -           -           -            -
    loans............................

    Commercial mortgage loans........                         -          703          -           -            -
    Other commercial loans...........            -            -          106          -          132           76
    Investor mortgages loans.........            -            755      1,437         839       1,853        1,184
CONSUMER.............................            -            -           -           -           79          396
                                             --------   ---------    --------    --------   ---------    ---------
TOTAL NON-PERFORMING
  LOANS..............................         $  _           $755     $2,246      $1,258      $2,252       $2,132
                                             ========   =========    ========   =========   =========    =========

TOTAL NON-PERFORMING LOANS TO TOTAL
  LOANS..............................            _           1.06%      2.36%       1.18%       1.96%        1.74%
                                             ========   =========    ========   =========   =========    =========

TOTAL NON-PERFORMING LOANS TO TOTAL
  ASSETS.............................            -             69%      1.79%        .89%       1.39%        1.31%
                                            =========   =========    ========   =========   =========    =========

ALLOWANCE TO TOTAL NON-
  PERFORMING LOANS...................                         188%        89%        159%        133%         129%
                                            =========   =========    ========   =========   =========    =========

____________________
 /(1)/Excludes the Company's only guaranteed USDA loan not sold of $345,000 which is fully guaranteed as to the collection of principal and interest.

     The Company had no loans past due 90 days and accruing interest at any period end as presented in the above table.

    Other Real Estate Owned. It is the Company's policy, whenever possible, not to take title to real property collateralizing loans, thereby avoiding management time and any environmental liabilities associated with holding such properties. From the end of the 1994 to 1997 reporting periods discussed herein, the highest balance of other real estate owned totaled $300,000.

    Receivable From Loans Sold. Receivable from loans sold represents the balance of loans sold for which funding has not yet been received. Government guaranteed loans are generally sold within a day of origination and settled within 30 days of the trade date. During this thirty day period, the Company reviews and delivers closing documents to the investor. The receivable balance fluctuates with the month's loan sale activity and tends to be higher at any quarter end due to increased loan closing activity. The average balance of this receivable was $2.6 million, $3.5 million and $8.0 million for the fiscal years ended December 31, 1994, 1995 and 1996, respectively and $6.3 million for the first quarter of 1997. The Company actively monitors the settlement of loans to ensure that this source of liquidity is properly managed.

    Prepaid Expenses and Other Assets. Prepaid Expenses and Other Assets is comprised principally of servicing assets as discussed in "--Accounting for Loan Sales."

                                                          DECEMBER 31,             MARCH 31,
                                                          ------------             ---------
OTHER ASSETS                                        1994       1995       1996        1997
                                                    ----       ----       ----        ----
                                                      (DOLLARS IN THOUSANDS)
Servicing assets.............................      $2,084     $2,809      $4,138       $4,599
Prepaid expenses and other assets............         226        280         631        1,195
                                                   ------     ------      ------       ------

  Total other assets.........................      $2,310     $3,089      $4,769       $5,794
                                                   ======     ======      ======       ======

    At December 31, 1996 and March 31, 1997, Prepaid Expenses and Other Assets includes approximately $111,000 and $316,000, respectively, related to leasehold improvement projects for staff additions and the refurbishment of the Company's main branch facility. Such amounts were capitalized in the second quarter of 1997 as the projects were completed.

    Deposits. Deposits are the Company's primary funding source and have increased to sustain the Company's balance sheet growth. See "Business--Funding Sources."

    Federal Home Loan Bank of Boston Advances. Federal Home Loan Bank ("FHLB") advances were utilized in 1994 to "match fund" certain community reinvestment initiatives and were repaid in 1995 when alternative, less expensive deposits became available. Since 1995, these advances have been utilized to provide short-term liquidity. As of March 31, 1997, the Bank had a $2.9 million unused line of credit from the FHLB and had the ability to borrow approximately $8.0 million from the FHLB under various term advance programs. See "Business-- Funding Sources."

    Stockholders' Equity. Stockholders' equity increased $1.9 million from $9.7 million at year end 1994 to $11.6 million at year end 1995, and $2.6 million from year end 1995 to $14.2 million at year end 1996, and $900,000 to $15.1 million at March 31, 1997 due to the retention of earnings. The Company has paid quarterly dividends of $.03 per share (restated for the Stock Split) since the fourth quarter of 1995. As explained in Note 7 to the Company's consolidated financial statements, the Company holds a note receivable from the Company's Chairman of the Board and President related to the issuance of 614,600 shares of Common Stock (restated to reflect the Stock Split) in June 1994, the repayment of which would result in an increase in stockholders' equity although this note may be reduced or forgiven under certain circumstances. See "Management--Employment Agreements; Key-Man Insurance Policies."

LIQUIDITY AND CAPITAL RESOURCES

    The Company's primary sources of liquidity and funding are its diverse deposit base and loan sales and participations. Secondary sources of liquidity include FHLB advances and the sale of investments. As an FDIC-insured institution, the Bank may make available traditional business and consumer depository products, including checking, savings and time deposit accounts. See "Business -- Funding Sources" for a discussion of marketing efforts regarding this deposit base.

    Management considers scheduled cash flows from existing clients and borrowers and projected deposit levels as well as estimated liquidity needs from maturing and disintermediating deposits, approved extensions of credit and unadvanced commitments to existing borrowers, in determining the level and maturity of deposits necessary to support operations. Historically, the Company has increased the level of deposits to support its planned loan growth. Marketing efforts are focused on externally indexed "core accounts" of checking and savings deposits, which have proven to be generally less interest rate sensitive than time deposits. The Company, in addition to its primary deposit solicitation efforts, may, from time to time, target time deposit campaigns to the general public in conjunction with anticipated liquidity needs in order to better allow an appropriate matching of its funding sources to its funding needs.

    Average balances of deposits accounts increased $20 million from $100 million in 1994 to $120 million in 1995, and $22 million from 1995 to $143 million in 1996, with the majority of the increases in the savings account balances. The deposit base remained flat for the first quarter of 1997, with the average balance of deposits totaling $143 million.

    The Company's liquidity position is monitored daily by management to maintain a level of liquidity conducive to efficient operations and is continuously evaluated as part of the asset/liability management process. The Company believes that its liquidity sources will continue to provide funding sufficient to support operating activities, loan originations and commitments, and deposit withdrawals.

    The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial condition. The regulations require that the Bank meet specific capital adequacy guidelines as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about interest rate risk, concentration of credit risk and other factors.

    Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier I capital to total average assets (as defined), and minimum ratios of Tier I and total capital to risk weighted assets. The Bank's actual capital amounts and ratios are also presented in the table. As the Company has less than $150 million in assets, it is not subject to any additional capital ratio requirements.

                                                                   REGULATORY
                                                                   ----------
                                                                   MINIMUM FOR              REGULATORY
                                                                   -----------              ----------
                                                                CAPITAL ADEQUACY           MINIMUM TO BE
                                                                ----------------           -------------
                                             ACTUAL                  PURPOSES             WELL CAPITALIZED
                                             ------                  --------             ----------------
                                      DOLLAR                    DOLLAR                    DOLLAR
                                      AMOUNT      RATIO         AMOUNT      RATIO         AMOUNT     RATIO
                                      ------      -----         ------      -----         ------     -----
                                                             (DOLLARS IN THOUSANDS)
AS OF DECEMBER 31, 1995
  Total capital
    (to risk weighted assets).......  $12,268     10.73%        $ 9,148     8.00%         $11,435    10.00%
  Tier I capital
    (to risk weighted assets).......   10,831      9.47%          4,574     4.00%           6,861     6.00%
  Tier I capital
    (to average assets).............   10,831      7.71%          5,622     4.00%           7,028     5.00%

AS OF DECEMBER 31, 1996
  Total capital
    (to risk weighted assets).......  $14,253     11.62%        $ 9,811     8.00%         $12,264    10.00%
  Tier I capital
    (to risk weighted assets).......   12,702     10.36%          4,905     4.00%           7,358     6.00%
  Tier I capital
    (to average assets).............   12,702      8.44%          6,017     4.00%           7,522     5.00%

AS OF MARCH 31, 1997
  Total capital
    (to risk weighted assets).......  $15,686     10.59%        $11,847     8.00%         $14,809    10.00%
  Tier I capital
    (to risk weighted assets).......   13,830      9.34%        $ 5,924     4.00%           8,883     6.00%
  Tier I capital
    (to average assets).............   13,830      8.69%        $ 6,363     4.00%           7,953     5.00%

ASSET/LIABILITY MANAGEMENT

     The Company seeks to manage its assets and liabilities to reduce the potential adverse impact on net interest income that might result from changes in interest rates. Control of interest rate risk is conducted through systematic monitoring of maturity mismatches. The Company's investment decision-making takes into account not only the rates of return and their underlying degree of risk, but also liquidity requirements, including minimum cash reserves, withdrawal and maturity of deposits and additional demand for funds. For any given period, the pricing structure is matched when an equal amount of assets and liabilities reprice. An excess of assets or liabilities over these matched items results in a gap or mismatch, as shown on the following table. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income, while an increase in interest rates would have a negative effect on net interest income. However, significant variations may exist in the degree of interest rate sensitivity between individual asset and liability types within the repricing periods presented due to differences in their repricing elasticity. All of the Company's assets and liabilities are U.S. dollar-denominated and, therefore, the Company bears no foreign exchange risk.

     For purposes of the following analysis, checking and savings accounts are presented 20% in the 0-90 day period, 20% in the 91-180 day period, and 30% in the 181-365 day period and 30% in the 1-5 year period. Although the elasticity of such deposits cannot be tied to any one time period, these are the assumptions which have been developed by the Company based on historical experience and are utilized for internal and regulatory reporting purposes.

                                                                                 AT MARCH 31, 1997
                                                  -------------------------------------------------------------------------------
                                                    0 TO 90      91 TO 180    181 TO 365     1 TO 5        OVER 5
                                                     DAYS          DAYS          DAYS         YEARS        YEARS         TOTAL
                                                  -----------   -----------   -----------  -----------   ----------   -----------
Commercial loans...........................         $87,224      $  2,746      $  5,492     $  9,650      $ 9,116      $114,228
Residential loans..........................             410         1,204         2,410        1,349        1,368         6,741
Other consumer loans.......................           1,054             5             9          328           44         1,440
Investments................................           2,477            93           502       11,656        1,402        16,130
Federal funds sold.........................           2,750             -             -            -            -         2,750
                                                  -------------------------------------------------------------------------------
     TOTAL.................................         $93,915      $  4,048      $  8,413     $ 22,983      $11,930      $141,289
                                                    =======      ========      ========     ========      =======      ========

Checking...................................           7,141         7,141        10,711       10,711            -        35,704
Money market savings.......................          13,526        13,526        20,290       20,290            -        67,632
Other savings..............................             796           796         1,194        1,194            -         3,980
Time deposits..............................           3,652         9,639        20,233        2,929            -        36,453
Treasury, tax and loan.....................           1,134             -             -            -            -         1,134
                                                  -------------------------------------------------------------------------------
     TOTAL.................................         $26,249      $ 31,102      $ 52,428     $ 35,124            -      $144,903
                                                    =======      ========      ========     ========      =======      ========

     Interest sensitivity
       gap.................................         $67,666      $(27,054)     $(44,015)    $(12,141)     $11,930      $ (3,614)
                                                  -------------------------------------------------------------------------------
     Cumulative gap........................         $67,666      $ 40,612      $ (3,403)    $(15,544)     $(3,614)
                                                    =======      ========      ========      =======      =======
     Cumulative gap as a
     percentage of total
     earning assets........................              48%           29%           (2%)        (11%)         (3%)
                                                  -------------------------------------------------------------------------------

SEASONALITY

     The Company's business is seasonal as the level of loan originations tend to be lower during the third quarter when many manufacturing companies shut down for a limited time for summer vacation.

IMPACT OF INFLATION

     The consolidated financial statements and related data presented in this report have been prepared in accordance with generally accepted accounting principles which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary impact of inflation on the operations of the Company is reflected in increased operating costs. Interest rates have a significant impact on the Company's performance. Increases in interest rates affect the ability of the Company's borrowers to service their variable rate debt. Furthermore, inflation can directly affect the value of loan collateral in general, and real estate collateral in particular. These factors are taken into account in the initial underwriting process and over the life of the loans. The Company believes that it has the systems in place to continue to manage the rates, liquidity and interest rate sensitivity of the Company's assets and liabilities.

RECENT ACCOUNTING PRONOUNCEMENTS

     SFAS No. 125

     In June 1996, the Financial Accounting Standards Board ("FASB") issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 requires that, after a transfer of financial assets, an entity recognize the financial and servicing assets it controls and the liabilities it has incurred, derecognize financial assets when control has been surrendered, and derecognize liabilities when extinguished. SFAS No. 125 is intended to provide consistent standards by which a company may distinguish transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 applies to transfers and servicing of financial assets and extinguishment of liabilities occurring after December 31, 1996, and is to be applied prospectively; earlier or retroactive application is not permitted. Implementation of SFAS No. 125, beginning on January 1, 1997, did not have a significant effect on the financial condition or results of operations of the Company.

     SFAS No. 128

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share," which
(i) replaces the presentation of primary earnings per share ("EPS") with a presentation of basic EPS; (ii) requires dual presentation of basic and diluted EPS on the face of the consolidated statements of income regardless of whether basic and diluted EPS are the same; and (iii) requires a reconciliation of the numerator and denominator used in computing basic and diluted EPS. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS pursuant to Accounting Principles Board Opinion No. 15. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted. SFAS No. 128 requires restatement of all prior-period EPS data presented.

YEAR 2000 COMPLIANCE

     As the year 2000 approaches, a critical business issue has emerged regarding how existing application software programs and operating systems can accommodate this date value. In brief, many existing application software products in the marketplace were designed to only accommodate a two digit date
position which represents the year (e.g.,   '95 is stored on the system and
represents the year 1995). As a result, the year 1999 (i.e., '99) could be the maximum date value these systems will be able to accurately process. Management is in the process of working with its software vendors to assure that the Company is prepared for the year 2000. Management does not anticipate that the Company will incur significant operating expenses or be required to invest heavily in computer system improvements to be year 2000 compliant.

                                   BUSINESS

GENERAL

     Overview

     First International Bancorp, Inc., a Delaware corporation, is a one bank holding company incorporated in 1985 and regulated by the Board of Governors of the Federal Reserve System. Its principal asset and subsidiary is First National Bank of New England, a national banking association established in 1955 and regulated by the OCC.

     The Company specializes in providing credit, trade and depository services to small and medium size manufacturing companies located in the United States and in foreign "Big Emerging Markets" as defined by the U.S. Department of Commerce. The Company serves its target market by offering flexible and attractive terms to borrowers and manages its credit risk through the combined utilization of commercial loan guarantee programs made available by three U.S. federal agencies: the SBA, USDA and Ex-Im Bank.

     For the federal fiscal year ending September 30, 1996, the Company was the country's fifth largest SBA 7(a) lender measured by dollar volume, the third largest USDA Business and Industry lender measured by dollar volume, and the second largest Ex-Im Bank lender measured by number of transactions. The Company is the only "Top 5" lender in the nation for all three agencies, and maintains preferred status for several jurisdictions and programs. In recognition of the Company's efforts in promoting small business exports and its high volume of loan originations, the Company received Ex-Im Bank's annual "Small Business Bank of the Year Award" in May 1997.

     As of March 31, 1997, the Company had total assets of $162.2 million, total balance sheet loans of $122.4 million, total deposits of $143.7 million and total stockholders' equity of $15.1 million. The Company had a total commercial and international loan servicing portfolio of $344.6 million at December 31, 1996 which increased 9% to $376.6 million at March 31, 1997. The total portfolio serviced for investors increased 56% from $98.7 million at December 31, 1994 to $153.9 million at December 31, 1995, increased 73% to $265.8 million at December 31, 1996 and increased 7% to $284.0 million at March 31, 1997. Net income for the year ending December 31, 1996 was $3.2 million, and return on average assets and return on average equity were 2.1% and 25.5%, respectively. Net income for the quarter ending March 31, 1996 was $754,000 and increased 33% to $1.0 million at March 31, 1997. As of March 31, 1997, the Bank was "well-capitalized" for federal bank regulatory capital adequacy purposes.

     Loan Originations

     Management believes that the specialized market knowledge and experience of the Company's loan officers combined with the broad range of commercial loan products offered enable the Company to satisfy the needs of its small and medium size manufacturing clients. Brand recognition for the Company is maintained by incorporating the servicemark FINANCING

MANUFACTURERS WORLDWIDE/(sm)/ in its logos. The Company's domestic and international lending relationships generally range from $150,000 to $2.5 million.

     The Company's Commercial Banking Department underwrites lines of credit, term loans and industrial property mortgages through the use of SBA, USDA and non-guaranteed loans for businesses located primarily in the Northeast United States. Commercial lending teams operate from the Hartford, Connecticut headquarters, as well as from regional representative offices located in Boston and Springfield, Massachusetts, Providence, Rhode Island, Morristown, New Jersey, Pittsburgh and Philadelphia, Pennsylvania, Rochester, New York and Washington D.C. The Company's domestic loan officers are trained to understand the specific financial needs of small and medium size manufacturers, and to use government guaranteed and other commercial loan products to respond to those needs. Domestic loan officers participate in industrial trade organizations representing the Company's target market and conduct other marketing activities to reach potential borrowers.

     The Company's International Banking Department underwrites Ex-Im Bank guaranteed loans to small and medium size manufacturers located throughout the United States and in eight "Big Emerging Markets." See "Business--International Banking Services and Products." International lending activities support trade flows between the United States and the "Big Emerging Markets," which have grown 12% annually since 1990 and reached $473 billion in 1996. The Company's international lending teams operate from the Hartford, Connecticut headquarters and are assisted in their efforts by contractual international marketing representatives who are actively involved in providing financial, accounting, consulting and/or engineering services to manufacturers in their home countries. Contractual marketing arrangements have been established with professionals in Brazil, Mexico, Poland, Turkey and India. The Company began lending internationally in 1994 and has increased its loan originations from $397,000 in 1994 to $1.8 million in 1995, $13.6 million in 1996 and $11.4 million for the quarter ended March 31, 1997.

     Underwriting

     The Company's underwriting activities are initiated from each of its lending offices and supported and approved at the Hartford, Connecticut headquarters. Commercial loan officers analyze the creditworthiness of proposed borrowers and evaluate each borrower's financial statements, credit reports, business plans and other data to determine if the credit and proposed collateral satisfy the Company's specific loan standards and policies. All credit memoranda are reviewed by an independent loan officer and may require additional approval depending on the particular circumstances of the financing package. Domestic and international loans undergo a substantially identical approval process.

     Loan Sales

     The Company achieves high returns while meeting the growing credit needs of its target market by selling a portion of its commercial and international loans on a non-recourse, servicing-retained basis. A separate Capital Markets Department was established in 1996 to sell loans, including commercial and international loans without federal guarantees. The Capital Markets Department directs its resources toward identifying non-government guaranteed secondary loan markets as a further means of mitigating credit risk, leveraging capital and replenishing liquidity.

As of March 31, 1996, $10.8 million, or 6%, of the loan portfolio serviced for investors did not have government guarantees or credit enhancements compared to $49.2 million, or 17%, of such servicing portfolio as of March 31, 1997.

     Deposits

     The Company's lending and investing activities are funded primarily by interest-bearing deposits from commercial borrowers, their principals and other private banking clients. The Private Banking Department provides stable, low-cost funding to the Company by managing the deposit base while offering a full array of financial products to serve the personal needs of, and facilitate relationships with, the Company's client base. The Private Bankers continually seek to expand the Company's deposit base by soliciting deposits from individuals who seek highly personalized service and to strengthen existing deposit relationships by offering new financial products and services to both existing and prospective clients.

BUSINESS STRATEGY

     The Company's strategy is to serve small and medium size manufacturers through the following key activities:

          EXPAND DOMESTIC LOAN ORIGINATION ACTIVITIES. Commercial lending teams currently operate from the Hartford, Connecticut headquarters as well as from eight regional loan production or "representative" offices, located in Boston and Springfield, Massachusetts, Providence, Rhode Island, Pittsburgh and Philadelphia, Pennsylvania, Morristown, New Jersey, Rochester, New York and the Washington, D.C. area. The Company intends to continue to expand in its established geographic markets by adding additional staff over the second half of 1997 and in 1998. In addition, the Company will continue to enter new markets by opening representative offices as marketing diligence is completed. In the fourth quarter of 1997, the Company plans to establish an office in Long Island, New York.

          INCREASE INTERNATIONAL PRESENCE IN "BIG EMERGING MARKETS." The International banking department operating from the Hartford, Connecticut headquarters is assisted in its efforts abroad by its contractual relationships with international marketing representatives in Brazil, Mexico, Poland, Turkey and India. The marketing representatives are actively involved in providing professional financial services to privately owned manufacturers in their home countries. The Company intends to continue to develop its network of marketing representatives and expand the nature of the services provided by the marketing representatives to increase the Company's presence in targeted countries. In the third quarter of 1997, the Company plans to establish similar contractual marketing relationships in Argentina, South Africa and Indonesia.

          EXPAND COMMERCIAL LOAN SALES ACTIVITIES. The Capital Markets Department was established in July 1996 to sell the non-recourse, servicing-retained portions of government guarantee and non-government guarantee loans. Sales of the unguaranteed portions of SBA and USDA loans and unguaranteed commercial loans have increased as the Capital Markets Department has analyzed and developed a network of purchasers. The Company plans to continue developing this network of purchasers as loan origination activities increase and the commercial loan secondary market develops for all categories of loans.

          DEVELOP NEW PRODUCTS. Due to the increasingly competitive nature of the environment in which the Company operates and the inherent uncertainty associated with funding for government guarantee loan programs, the financing and deposit-related needs of its targeted privately owned manufacturing clientele must be constantly evaluated. Product development efforts are on-going and the Company's centralized infrastructure enables it to bring new products and services to the market on a timely basis, designed to enhance service to and improve relationships with its niche clientele. The Company introduced a commercial lockbox product and expanded its foreign exchange services in 1996. In the second half of 1997, the Company plans to introduce additional export-related financing programs.

          UTILIZE PRIVATE BANKING TO PROVIDE STABLE, LOW-COST FUNDING AND ENHANCE CLIENT RELATIONS. The Private Banking Department was established to provide stable, low-cost funding to the Company. Private banking services are offered to serve the personal needs of, and facilitate relationships with, the Company's existing clients and their principals and other private banking clients. The Company intends to grow by expanding its deposit base by strengthening existing deposit relationships, soliciting deposits from individuals who seek highly personalized service and offering new products consistent with the needs of these clients.

LENDING ACTIVITIES AND POLICIES

     The Company's distribution of domestic and international commercial loan originations are detailed below:

                                                       FOR THE YEAR ENDED         FOR THE THREE MONTHS ENDED
                                                        DECEMBER 31, 1996              MARCH 31, 1997
                                                        ------------------             --------------

LOAN ORIGINATIONS BY                           PRINCIPAL BALANCE   PERCENTAGE    PRINCIPAL      PERCENTAGE
                                               -----------------   ----------    ---------      ----------
DEPARTMENT                                                                        BALANCE
                                                                                  -------
                                                                     (DOLLARS IN THOUSANDS)
Domestic:
     SBA loans..............................         $ 85,303          50%          23,152          46%
     USDA loans.............................           12,700           7%           7,479          15%
     Other commercial loans.................           37,824          22%           6,410          13%
                                                     --------         ---          -------         ---
  Total domestic banking....................          135,827          79%          37,041          74%
                                                     --------         ---          -------         ---

International:
     Ex-Im working capital lines............           23,300          13%           1,365           3%
     Ex-Im medium term loans................           13,617           8%          11,429          23%
                                                     --------         ---          -------         ---
     Total international
         banking............................           36,917          21%          12,794          26%
                                                     --------         ---          -------         ---

     Total commercial loan
         originations.......................         $172,744         100%         $49,835         100%
                                                     ========         ===          =======         ===

MARKETING

     Domestic Commercial Banking

     The Company originates domestic loans through its network of 27 commercial loan officers in nine offices who seek to establish long-term relationships with their clients. The Company believes it is uniquely positioned to serve its domestic market through its ability to provide clients with a flexible combination of lines of credit, term loans and mortgages for industrial property and trade financing. The Company generally utilizes the SBA, USDA and/or Ex-Im Bank loan guarantee programs as a part of a financing package in light of an applicant's particular situation. The Company's participation in three government guarantee loan programs enables it to provide its clients with longer term loans than are typically available to small and medium size manufacturers.

     Commercial loan officers are responsible for marketing, underwriting, servicing, monitoring and collecting their portfolio of loans. The Company believes that this broad range of responsibilities enables the commercial loan officers to establish strong working relationships with both existing and prospective clients and promotes strong client service and prudent loan portfolio management. Commercial loan officers are encouraged to keep apprised of market conditions through frequent contact with clients and potential borrowers, to develop specific knowledge of its clients' businesses and are trained to offer flexible structuring of the Company's loan products. In consultation with the borrower, the commercial loan officer will evaluate the financing needs of the business and then recommend the best way to structure the lending transaction to fit the client's unique needs.

     The marketing efforts by commercial loan officers consist of participation in trade associations serving the needs of small and medium size manufacturers; contacting accountants, attorneys and other professionals known to the Company to have contact with businesses in need of financing; personal visits, direct mail solicitations; and referrals from existing clients. Since the target client of the domestic and international loan officers is generally the same, there is an active cross-selling effort between these two teams.

     International Banking

     Domestically, the Company has four international loan officers who target U.S. exporters able to take advantage of the Company's trade financing programs, including those supported by Ex-Im Bank. These loan officers market the working capital lines of credit for use by the exporter. As with the domestic commercial banking relationships, the U.S. international loan officers are responsible for marketing, underwriting, servicing, monitoring and collecting their portfolios of loans. If a borrower has both a domestic and international banking loan facility, the relationship is evaluated and monitored on an aggregate basis and each loan officer is responsible for his or her loan and further responsible for close coordination with his or her lending counterpart to ensure proper maintenance of the entire relationship.

     Internationally, the Company has established contractual marketing relationships with professionals in five of the Big Emerging Markets who, during the course of conducting their primary business of accounting, consulting and equipment sales have frequent contact with local manufacturers who require financing for their purchase of U.S. goods. These professionals are located by the Company through its review of databases from the U.S. Department of Commerce and direct private sector sources. Prior to entering into relationships with these individuals, the Company conducts due diligence, including visiting the prospective representative and conducting inquiries of local professionals. The Company also requires that each representative be trained in the Company's products and services at the Hartford, Connecticut headquarters. The contractual marketing relationships generally provide for an eighteen month term, with certain minimum loan origination volumes required of the representative and a narrowly-defined expense reimbursement policy. Once the foreign marketing representatives develop a lead with a potential borrower they direct the prospect to the U.S.-based loan officer who completes the application process. The marketing representative receives a negotiated fee when a loan referral made to a Company international loan officer is originated. The marketing representative assists the lender in obtaining certain information from the applicant and in responding to inquiries of the applicant, but does not have any direct underwriting responsibilities.

     The Company has contractual marketing relationships with firms in Brazil, Mexico, Poland, Turkey and India. However, $27.8 million, or 87%, of the $32.1 million medium term loan portfolio at March 31, 1997 represents loans to borrowers in Brazil and Mexico. This concentration of originations reflects the length of time which the Company has been marketing to Brazil and Mexico and is not expected to reflect the concentration of activity in the future as more recently-added marketing relationships in Big Emerging Markets generate referrals. Loan origination activity does not begin until some months after the date the marketing relationship is established as the Company's marketing representatives are trained, marketing plans are developed and calling efforts are undertaken prior to generating viable leads for the Company.

     Marketing efforts are comprised of visitations and direct mail solicitation of U.S.-based exporters of capital goods (most of which are performed by the Company's U.S. loan officers), direct mail solicitation of foreign-based manufacturers and industrial trade organizations interested in financing their purchases of U.S. products and services, and local marketing by the Company's network of international marketing professionals.

DOMESTIC COMMERCIAL BANKING SERVICES AND PRODUCTS

     Loan Products and the Origination Process

     The commercial loans originated by the Company include commercial real estate mortgages (i.e., loans to businesses secured by commercial property), term equipment loans and revolving lines of credit to manufacturers, capital goods wholesalers and distributors, many of which are exporters. The typical commercial borrower is a privately owned and operated company with annual sales of $2-$25 million, employing 10-175 workers, which has been in business for at least three years. A number of the Company's borrowers have a proprietary product, export their products and/or have a geographically diverse client base. The Company is typically the borrower's primary lender and provides a mortgage loan, a term equipment loan and either a term working capital loan or a revolving working capital line of credit collateralized by accounts receivable and inventory. The Company's Private Banking Department also provides a variety of business and personal depository and cash management products to a borrower and its principals. The Company believes it has a competitive advantage in the marketplace because it is able to provide a full range of financing alternatives, as well as a broad array of deposit products and services.

     The Company originates loans to a variety of industries; however, based upon its loss experience and economic forecasts, the Company may decide to de-emphasize industries from time to time.

     At December 31, 1996, the Company's commercial loans serviced were distributed among the following lines of business:

                                                                 PERCENTAGE OF
             INDUSTRY CLASSIFICATION                            TOTAL SERVICED
             -----------------------                            --------------
     Manufacturing:
        Industrial and commercial machinery...................         17%
        Metal fabrication.....................................         12%
        Electronic and other electrical.......................          8%
        Transportation........................................          8%
        Other.................................................         12%
                                                                      ---
              Total manufacturing.............................         57%

     Wholesale/distribution...................................         12%
     Professional services....................................         10%
     Retail...................................................          6%
     Foreign..................................................          6%
     Other....................................................          9%
                                                                      ---
          Total...............................................        100%
                                                                      ===

     The Company's commercial loans are typically Prime-based, variable monthly or quarterly. The term of a loan depends upon whether the loan is guaranteed. Government guarantee programs give clients access to longer term financing and slower amortization than otherwise available. A government guaranteed mortgage has a maximum term and amortization of up to 25-30 years, while an unguaranteed mortgage loan maximum term and amortization typically does not exceed 15 years. Equipment loans are underwritten to correspond to the useful life of the equipment and generally range from 5-15 years. SBA guaranteed working capital term loans range from 7-10 years while unguaranteed working capital revolving lines of credit are one-year in term. Term loans are generally fully amortizing.

     The primary collateral sought by the Company for commercial loans consists of first liens on owner-occupied commercial real estate, equipment, inventory or accounts receivable, although additional collateral may include junior liens on residential properties. The Company typically requests the personal guarantee of the principals of the business because the Company believes this induces the guarantor to facilitate repayment of the loan.

     In striving to meet the credit needs of its clients, the Company utilizes government guarantee loan programs which allow it to offer longer-term loans while mitigating the credit risk to the Company through the government guarantee. The two government guarantee loan programs utilized by the Company's domestic lending department to provide financing to its niche market are discussed below.

     SBA Guaranteed Loan Originations

     The Company utilizes the SBA's 7(a) loan program for eligible borrowers. Eight of the Company's nine offices have Preferred Lender status. Preferred lender status allows the Bank to approve loans on behalf of the SBA, with the national SBA processing center's concurrence that the applicant meets the SBA eligibility requirements. The SBA generally completes its eligibility review within 24 hours of submission. Eight of the Company's offices also have Certified Lender status. Certified Lender status entitles the Bank to a 72-hour turnaround of local district SBA approval of loan applications which require the slightly expanded Certified Lender process. Examples of loans requiring such extended processing are those used to refinance the Bank's existing debt or another lender's SBA guaranteed loan. The majority of the Bank's SBA loans are, however, processed under the expedited Preferred Lender Program. The preferred authorities provide the Bank with a competitive advantage by allowing the Bank to respond more quickly to customer requests. The Bank, however, usually is not competing against a lender offering an SBA-guaranteed loan, but rather against a lender offering a conventional loan on slightly different terms. The Company is able to utilize the SBA 7(a) program to provide small business borrowers with terms not otherwise available and, because the Company has preferred and certified designations, it is not at a competitive disadvantage from a timing standpoint.

     The SBA's 7(a) loan program provides for the guarantee of a loan equal to 75% of the principal balance, up to a maximum guarantee of $750,000 per borrower. The SBA's 7(a) program includes an International Trade or "IT" subprogram which allows a borrower to obtain guarantees equal to 75% of the loan, up to a maximum $1,250,000 guarantee per borrower. This program is available to companies which are exporting or are considering export activities.

     Funding for the SBA 7(a) loan programs is established through annual U.S. Congressional budget appropriations; for the fiscal year ended September 30, 1997, the SBA had funding to support the origination of loans totaling $10.3 billion.

     The Company also makes use of the SBA's Defense Loan and Technical Assistance ("DELTA") Program which is designed to assist defense-dependent subcontractors diversify their operations into the commercial sector. This program provides for a 75% guarantee with a maximum loan size of $1,250,000. Although such loans are administered by the SBA, the Department of Defense funds this program and has made appropriations to guarantee loans totaling $3.0 billion over the three-year period ending September 30, 1998.

     The Company uses the SBA loan guarantee programs for term loans made to businesses which qualify under SBA regulations as a "small business." The primary operative SBA eligibility criteria for the Company's marketing efforts are privately-owned manufacturers employing fewer than 500 workers. Loans may be used for the acquisition or refinancing of property, plant and equipment, working capital and debt consolidation, although loans guaranteed under the IT and DELTA programs cannot be utilized for refinancing or debt consolidation purposes.

     In the event of a default, the SBA and the Company share in any collections or collateral on a pari passu basis. For example, if a loan carries a 75% guarantee, the SBA receives 75% of all collections while the Company receives 25% of such amounts, beginning with the initial collections. In the event of default by a borrower on an SBA loan, if the SBA establishes that any resulting loss is attributable to a failure by the Company to comply with SBA policies and procedures in connection with the origination, documentation or funding of the loan, the SBA may seek recovery of funds from the Company. With respect to guaranteed SBA loan participations which have been sold, the SBA will first honor its guarantee and then seek compensation from the Company in the event that a loss is deemed to be attributable to such failure to comply with SBA policies and procedures. To date, the SBA has not sought recovery from the Company on any of its SBA Loans, however, after evaluating available options, the Company chose to absorb a portion of the guaranteed balance of one loan, increasing the Company's charge-off by $17,000 in the first quarter of 1996.

     USDA Guaranteed Loan Originations

     The Company utilizes the B and I Program of the USDA, when available, based on the applicant's geographical location and other characteristics. The B and I Program provides for 80% guarantees on loans with principal balances up to $5 million and 70% guarantees on loans up to $10 million, and therefore enables the Company to provide financing to borrowers with greater financing needs than those eligible for the SBA loan guarantee program or from a non-guaranteed commercial loan by the Company, due to the Company's legal lending limits. The stated purpose of this program is to improve, develop and finance business, industry and employment and improve the economic and environmental climate in rural communities. The fiscal 1997 U.S. Congressional Budget appropriation for the B and I Program supports loans of $688 million.

     The B and I Program loan guarantees are available to privately or publicly owned companies operating in rural areas, which are designated from time to time by the USDA. Such areas are generally comprised of towns with fewer than 50,000 inhabitants. The Company's current marketing area includes a number of USDA-eligible towns. Such loans may be utilized for acquisition, improvement or refinance of property, plant and equipment, working capital or debt consolidation.

     Loans to be guaranteed under the B and I Program must be submitted to the USDA district office and, depending on that office's loan authority, must be forwarded to the national USDA for approval. The USDA recently approved the Company as a Certified Lender in six states making it one of the first USDA Certified Lenders nationally. The authority conferred with this status is yet to be determined, but is expected to facilitate the processing of USDA loans and allow for the reservation of funds.

     The guarantee of the USDA also provides for pari passu application of loan or collection proceeds, and for recourse to the Company similar to that discussed above for SBA loans in the event the Company is found to have been negligent in the origination, documentation or funding of USDA loans.

DOMESTIC COMMERCIAL BANKING UNDERWRITING

     The underwriting process allows the Company's staff to: (i) analyze borrowers' credit profiles, (ii) assess the collateral underlying a loan, (iii) assure compliance with all eligibility requirements for inclusion under the guarantee programs and (iv) provide all documentation and servicing required by loan purchasers.

     Commercial loan officers receive and assemble initial applications, analyze the creditworthiness of proposed borrowers and prepare credit memoranda and are assisted by administrative assistants who prepare any required government guarantee loan application packages and credit analysts who format the historical financial data provided by the client and conduct credit, customer and vendor reference checks. Commercial loan officers evaluate each applicant's financial statements, credit reports, business plans and other data to determine if the credit and collateral satisfy the Company's standards. Such standards include meeting certain prescribed limits with respect to historic debt service coverage ratios, analyzing the reasonableness of the borrower's projections (when submitted), and evaluating the experience, strength and continuity of the borrower's management, financial condition of the individual guarantors, and value of the collateral, as well as compliance with any applicable government guarantee loan program requirements. An originating officer and, generally, another senior officer perform on-site inspections to determine the condition of the facility, the manner in which business is being conducted, the orderliness of the inventory, the maintenance of the structure and any equipment, and to observe the economic conditions of the local market and inspect the real property in order to identify any apparent structural defects or environmental issues.

     The originating commercial loan officers have no authority to approve a loan on their own. Subject to compliance with credit policies and program parameters the Senior Vice Presidents of the Hartford, Connecticut office and each representative office have limited lending authority in accordance with their experience, and loans above their lending authority must be approved by the Chief Operating Officer ("COO"), while loans above the COO's authority are presented to a Loan Committee of the Bank's Board of Directors after being approved by the Chief Credit Officer. All loans to a borrower and its affiliates are aggregated to determine whether a loan is within a loan officer's lending authority. The Company has established a matrix governing the particular loan approval authorities granted to the various parties involved in the loan origination process. Under no circumstances may an originating loan officer, individually, approve an extension of credit or modification of an existing loan. The lending authorities granted are based on the experience of the loan officer, the dollar amount of the request, the amount of any government guarantees and the risk rating of the loan.

     Upon initial approval by a Senior Vice President, the credit memorandum must be approved by the Credit Policy Officer, who reports to the Chief Credit Officer. The Credit Policy Officer reviews the memorandum and supporting file for compliance with internal Company credit policies as well as any applicable government guarantee program parameters. If additional approvals are required, the credit memorandum is forwarded to the appropriate parties as noted above. If the financing package includes a government guarantee loan product, the application is forwarded to the applicable government agency.

     The Company performs a credit analysis of all applications, considering the type and value of the asset(s) securing a loan, the characteristics of the borrower, the industry of the borrower and the anticipated debt service ratio. The Company requires that the borrower's most recently completed fiscal year's results demonstrate that the borrower be able to service the debt by requiring a pro forma debt service coverage ratio of at least 1.25 to 1. If the requested funds are to be utilized for plant or line of business expansions, consideration may also be given to projected results, and therefore certain loans may be granted when the pro forma debt service coverage is less than 1.25 to 1.

     Any real property taken as primary collateral for a loan is appraised by an independent appraiser in accordance with federal banking regulations, and the appraisal is then subject to an internal review in accordance with such regulations. Equipment serving as primary collateral for a loan is generally appraised by an independent equipment appraiser. The Company will generally obtain a Phase I environmental report completed in accordance with the standards of the American Society for Testing and Materials on any commercial real property to be mortgaged. Additional environmental reports and remediation are required prior to closing if there are environmental issues.

     The loan-to-value ratio included in the credit analysis refers to the ratio of the amount of the loan to the value of the collateral securing the loans. For such purpose, the Company discounts the appraised or estimated value of the collateral based on the type of collateral, the lien position and other relevant factors.

     The Company's standard underwriting criteria details the maximum advance rates which are utilized for each type of collateral. Commercial property is generally given a collateral value for underwriting purposes equal to 80% of the appraised value; finished goods and raw material inventories are generally valued at 50% of book value; trade accounts receivable under 90 days are generally valued at 75% of book value.

     Although the maximum prescribed collateral values are generally utilized in the Company's analyses, there may be instances in a borrower's situation where the maximum values are reduced or, again due to the borrower's situation, special consideration may be given to applications exceeding the general standards. Exceptions to the Company's loan policy are entertained by the approving officers and Loan Committee when applicable, on a case-by-case basis, and depend upon the overall creditworthiness of the applicant. The overall trends in underwriting exceptions are monitored by the Chief Credit Officer and the Company's Audit Committee.

INTERNATIONAL BANKING SERVICES AND PRODUCTS

     The International Banking Department offers Ex-Im Bank guaranteed revolving lines of credit for U.S. manufacturers, term loans to foreign buyers of U.S. goods and letters of credit issued under such facilities.

     The International Banking Department is organized as follows:

   DIVISION/TERRITORY         EX-IM PRODUCT USED           DESCRIPTION
   ------------------         ------------------           -----------
   UNITED STATES              Working capital line of      One year revolving line
   (principally the           credit; 90% guaranteed;      of credit for U.S. manu-
   Northeast)                 indexed to U.S. Prime,       facturers collateralized
                              variable daily               by export accounts
                                                           receivable and inventory

   BIG EMERGING MARKETS       Medium term loan; 100%       3- to 5-year term loan
   (principally Mexico,       guaranteed; indexed to       to foreign purchasers
   Brazil, Argentina,         6-month LIBOR, variable      of qualified U.S. made
   India, Poland, Turkey,     semi-annually; U.S. dollar   equipment
   Indonesia and South
   Africa)

     Ex-Im Bank is an independent corporate agency of the U.S. which was first organized as a District of Columbia banking corporation in 1934. Ex-Im Bank's mission is to facilitate export financing of U.S. goods and services by neutralizing the effect of export credit subsidies from other governments and absorbing credit risks that the private sector will not accept. The Company utilizes the two Ex-Im Bank's loan guarantee programs designed to support small U.S. exporters: working capital and medium term loan guarantee programs.

     Annual Congressional budget appropriations to support Ex-Im Bank's programs have remained flat for federal fiscal year-ended 1995, 1996 and 1997. Due to Ex-Im Bank's independent corporate structure, the annual appropriations are less directly allocable to specific Ex-Im Bank programs than the allocations made to SBA and USDA programs. For the federal fiscal year ended September 1996, however, Ex-Im Bank authorized guarantees totaling $378 million and $721 million under the working capital and medium term loan guarantee programs, respectively.

     International Banking - United States
     Working Capital Loan Products and the Origination Process

     The typical U.S. International Banking client is a privately-owned U.S.- based manufacturer with sales of $2 to $25 million and export financing needs. The U.S. International Banking team lends primarily to the same target client base as the Company's domestic loan officers.

     The one-year revolving Ex-Im Bank working capital lines of credit are indexed to Prime and adjust daily. The primary collateral for these loans is export inventory and export-related accounts receivable. The accounts receivable are generally insured under an Ex-Im Bank insurance policy or an acceptable letter of credit. Open accounts receivable may qualify as collateral if approved in advance by the Company and Ex-Im Bank. Borrowers must submit borrowing base certificates to the Company to evidence the availability of acceptable collateral when an advance is requested, and monthly thereafter.

     The Company is one of eight lenders in the U.S. with "AA" Level Delegated Authority status with respect to Ex-Im Bank's working capital loan guarantee program and, therefore, has the authority to approve working capital lines up to $5 million per borrower, up to an aggregate portfolio of $75 million without prior Ex-Im Bank approval. The Company believes that this authority provides it with a significant competitive advantage as it is able to react quickly to loan application requests.

     In the event of a loan default, the Company and Ex-Im Bank share in all loan proceeds on a pari passu basis in accordance with the 90% guaranteed/10% unguaranteed ratio. The Company also has the responsibility to ensure that the loans are underwritten, documented and funded in accordance with Ex-Im Bank polices and procedures in order to avoid loss of the guarantee. The Company has had no instances of lost or impaired guarantees on such loans.

     International Banking  - Big Emerging Markets
     Medium Term Loan Products and the Origination Process

     The foreign-based client of the Big Emerging Markets International Banking teams or "Medium Term" client, is typically a privately-owned or small publicly-owned manufacturer requiring financing to purchase equipment, components and raw materials from the U.S. The Company believes there are significant growth opportunities among small and medium size manufacturers in foreign markets and has devoted an increasing amount of resources to marketing and developing relationships in this market. The Company believes there is an opportunity for growth in this market because generally, local financing is not available on commercially reasonable terms to foreign manufacturers requiring financing, or a supplier from another industrialized country is offering its products with very attractive financing.

     The medium term loan is a 100% Ex-Im Bank guaranteed loan, typically 3-5 years in term, utilized to fund the acquisition of qualified U.S.-made capital goods. The Ex-Im Bank program allows the financing of up to the lower of 85% of the purchase price or 100% of the U.S. content. Certain other U.S. content and product requirements must also be met. The loans range in size from $150,000 to $10 million and are U.S. dollar-denominated. Although the equipment is financed, the loans are unsecured; the Company relies on the borrower's cash flow and the 100% Ex-Im Bank guarantee.

     The medium term loan officers are responsible for marketing, underwriting, servicing, monitoring and collecting their portfolios of loans. Because the loans are short term and fully amortizing with semi-annual payments, there is less post-closing analysis on performing loans than on other types of the Company's loans.

     The Company has submitted an application to Ex-Im Bank to be among its first medium term preferred lenders, which will enable it to obtain 20-day turnaround on applications, but at this time all medium term loans must be approved by Ex-Im Bank.

     In the event of default, Ex-Im Bank handles the liquidation of medium term loans and pays the Company 100% of the principal balance, plus accrued interest. See "--Delinquency and Collection Activities."

    International Banking Underwriting

    International loan officers receive and assemble initial applications, analyze the creditworthiness of proposed borrowers and prepare loan memoranda and are assisted in this effort by administrative assistants who prepare the required Ex-Im Bank loan application packages and credit analysts who format the historical financial data provided by the client and conduct credit, customer and vendor reference checks. For medium term loans, the local marketing representative, if any, aids in the transaction by obtaining required financial or operational data, and generally assisting in the loan origination and closing process.

    The U.S. loan officer will visit the prospective borrower's place of business and perform on-site inspections and the Company will generally instruct its local marketing representative to make such inspections for foreign borrowers. Although inventory serves as collateral for the working capital lines of credit, other tangible assets are generally not taken as collateral under the Ex-Im Bank loan programs, site inspections are conducted because such information is helpful in assessing a borrower's operations.

    The approval process is substantially similar to that followed by the commercial loan officers. The Credit Policy Officer reviews the memorandum and supporting file for compliance with internal Company credit policies as well as applicable Ex-Im Bank guarantee program parameters. As with the domestic commercial lending, exceptions to the Company's and Ex-Im Bank's loan policies are entertained on a case-by-case basis by the approving loan officers and acceptance depends upon the overall creditworthiness of the applicant.

    Working capital lines of credit are collateralized by export-related inventory and accounts receivable less than 90 days old; such collateral has maximum prescribed collateral values of 75% and 90%, respectively. As is the case with respect to commercial loans, the appropriateness of the collateral value is determined based on the borrower's individual circumstance, and applications exceeding the general standards may receive special consideration.

    Medium term loans are unsecured although debt service coverage and operating history are reviewed in the underwriting process. The officer also considers the availability to the borrower of U.S. dollars and other "hard" currency, which generally does not pose a significant difficulty for the borrower, as many are exporting goods to the U.S. or have access to fairly stable currency markets.

    While most working capital lines of credit are within the Company's AA Delegated Authority, applications exceeding the maximum collateral values or other program criteria, as well as loans above the Company's authority, require Ex-Im Bank approval. All medium term and any "exception" working capital applications are forwarded to Ex-Im Bank for approval after all required internal approvals are obtained.

CAPITAL MARKETS AND LOAN SERVICING

    Loan Sales and Servicing

    As detailed below, the Company's loan origination and sales activities have increased in volume and have become more expansive as new lending programs are introduced and a more focused sales effort is undertaken.

                                                                       DECEMBER 31,                       MARCH 31,
                                                       ---------------------------------------------  ------------------
                                                        1992     1993     1994      1995      1996      1996      1997
                                                       -------  -------  -------  --------  --------  --------  --------

                                                                  (DOLLARS IN THOUSANDS)
SBA LOANS
   Total loans originated                              $17,202  $28,879  $58,753  $ 37,552  $ 85,303  $ 25,562  $ 23,152
   Total number of loans originated.................        29       56      109        95       170        45        48
   Average loan originated..........................   $   593  $   516  $   556  $    395  $    460  $    568  $    482
   Total guaranteed loans sold......................   $13,731  $21,659  $39,607  $ 27,413  $ 58,878  $ 16,913  $ 16,523
   Total unguaranteed loans sold....................         -                 -         -  $ 29,867         -         -

USDA LOANS
   Total loans originated...........................         -        -  $ 2,825  $ 19,241  $ 12,700  $  2,080  $  7,479
   Total number of loans originated.................         -        -        2        12         6         1         3
   Average loan originated..........................         -        -  $ 1,413  $  1,603  $  2,117  $  2,080  $  2,493
   Total guaranteed loans sold......................         -        -  $ 2,260  $ 14,984  $ 10,199  $  1,664  $  5,983
   Total unguaranteed loans sold....................         -        -        -         -  $  3,207         -         -

EX-IM MEDIUM TERM LOANS
   Total loans originated...........................         -        -  $   397  $  1,814  $ 13,617  $    451  $ 11,429
   Total number of loans originated.................         -        -        2         7        26         2        15
   Average loan originated..........................         -        -  $   199  $    259  $    524  $    226  $    762
   Total guaranteed loans sold......................         -        -  $   245  $  1,814  $ 12,745  $    451  $ 11,429

EX-IM WORKING CAPITAL LINES
   Total loans originated...........................         -        -        -  $  6,882  $ 23,300  $  1,000  $  1,365
   Total number of loans originated.................         -        -        -         2        17         1         1
   Average loan originated..........................         -        -        -  $    574  $  1,371  $  1,000  $  1,365
   Total guaranteed advances sold...................         -        -        -  $  2,632  $  8,614  $    447  $    758

OTHER COMMERCIAL LOANS
   Total loans sold.................................         -        -        -  $  8,843  $  9,329  $  2,100  $  4,158
   Total number of  loans sold......................         -        -        -        18        23         7        13

  TOTAL LOANS SOLD..................................   $13,731  $21,659  $42,112  $ 55,686  $132,839  $ 21,575  $ 38,851
                                                       =======  =======  =======  ========  ========  ========  ========

LOANS SERVICED FOR OTHERS
  (AT PERIOD END)
   Total commercial loan............................   $19,725  $40,579  $80,752  $132,810  $244,092  $142,604  $262,339
    Total residential loans.........................   $12,899  $17,781  $17,988  $ 21,040  $ 21,713  $ 31,345  $ 21,622
   Total number commercial loans....................       411      482      590       739       984       793     1,046
   Total number residential loan....................       293      331      335       336       318       321       319

    Capital Markets Activities

    The Capital Markets Department was formally established in July 1996 to assume responsibility for the non-recourse, servicing-retained sale of SBA, USDA and Ex-Im Bank government guarantee loans and to investigate and find buyers and markets for the sale of non-guaranteed mortgage, term and revolving commercial loans on a non-recourse, servicing-retained basis. The Capital Markets Department activities allow the Company to reduce reliance on government guarantee loan programs for revenue, leverage capital, replenish liquidity and mitigate the risk of balance sheet exposure to a single borrower.

    The guaranteed portions of SBA and USDA loans are sold within one-day of origination on a single loan basis to established brokers. Brokers generally pool the SBA guaranteed portions. Although the Bank is an approved SBA pool assembler, it has not undertaken this activity due to the additional liquidity and resources required to fund and market the pools. USDA loans are sold to individual investors. The guaranteed portions of the Ex-Im loans and lines of credit are sold primarily to the Private Funding Export Funding Corporation ("PEFCO"), although additional private purchasers have been identified for these products, and the Company expects that this investor base will become more diversified during the second half of 1997. PEFCO is a private corporation established with the support of the United States Treasury and Ex-Im to assist in the financing of exports of U.S. goods and services by direct loans to foreign importers of U.S. made goods, and providing liquidity support for certain Ex-Im guaranteed loans. The Company is one of among approximately 50 PEFCO shareholders, with a common stock investment of $415,000 at March 31, 1997.

    SBA and USDA regulations permit the Company to sell a portion of the unguaranteed amounts of the loans originated under their respective programs. SBA regulations currently require a bank lender to retain an unguaranteed interest equal to 10% of the SBA loan, and do not permit such a lender to securitize any unguaranteed portions. Finance companies and other "non-bank" lenders are currently not restricted in the amount of unguaranteed portions
which may be sold or securitized.   The SBA, however, has published draft
regulations for comment which would allow banks to securitize or sell the unguaranteed portions of SBA Loans subject to certain criteria designed to ensure that originators retain a continuing economic interest in the loan. The proposed rules would most likely include a provision to reduce the required unguaranteed retention to 5% of the total SBA loan, thereby allowing the Company to sell a greater percentage of such unguaranteed loan portions, freeing up capital and liquidity for future loan originations. USDA regulations permit the Company to sell unguaranteed portions equal to all but 5% of the total USDA loan. Upon the sale of such unguaranteed portions, the Company shares in the payment stream and collateral on a pari passu basis with all (guaranteed and unguaranteed) investors, beginning with the initial collection.

    In 1996, sales of unguaranteed portions of SBA Loans and USDA loans totaled approximately $29.9 million and $3.2 million, respectively, for a total gain of $842,000. A significant portion of the loans sold had been originated in 1994 and 1995 and, although originations are expected to continue to increase the portfolio, there can be no assurance that this volume of loan sales will be representative of on-going non-guaranteed loan sales activity. At March 31, 1997, the Company had approximately $9.8 million in unguaranteed portions of SBA and USDA loans which could be sold under current regulations. The Company would evaluate the return on the sales as well as the impact on net interest income and alternative investment opportunities prior to selling any such amounts.

    The Capital Markets Department has developed a portfolio of buyers of non-guaranteed mortgage loans, term loans and revolving lines of credit and devotes substantial resources to the identification of such buyers. A primary objective in the negotiation and sale of such loans is the Company's retention of sole responsibility for borrower contact. Investors meet with borrowers only in rare circumstances, and generally rely on the Company to prudently service and monitor the lending relationship. The Company believes that this is important to its clientele and that it reflects investor confidence in its servicing ability and reputation.

    Loan Servicing Activities

    At March 31, 1997, the total loan portfolio serviced by the Company was comprised of the following:


                                                                                                  TOTAL            NUMBER OF
                                                                                                  -----            ---------
                                                            SERVICED FOR         COMPANY         BALANCE            LOANS
                                                            ------------         -------         -------            -----
LOAN TYPE                                                      OTHERS            BALANCE        SERVICED           SERVICED
                                                               ------            -------        --------           --------
                                                                                 (DOLLARS IN THOUSANDS)
Commercial banking portfolio:
   SBA loans.............................................        $181,720         $ 36,618       $218,338              500
   USDA loans............................................          32,159            3,878         36,037               23
   Business loans........................................           3,364           13,837         17,201              113
   Revolving lines of credit.............................             760           17,606         18,366              216
   Commercial mortgages..................................          13,396           18,113         31,509               84
   Investor property mortgages...........................             607            6,477          7,084               39
   Private loans.........................................               -            3,200          3,200               22
                                                                 --------         --------       --------            -----
    Total commercial banking.............................         232,006           99,729        331,735              997

International banking portfolio:
   Ex-Im medium term loans...............................          19,990           12,155         32,145               54
   Ex-Im working capital lines...........................          10,342            2,344         12,686               28
                                                                 --------         --------       --------            -----
    Total international banking..........................          30,332           14,499         44,831               82

Private banking portfolio:
   Residential mortgages.................................          17,498            6,744         24,242              320
   Other consumer loans..................................           4,125            1,437          5,562              228
                                                                 --------         --------       --------            -----
     Total private banking...............................          21,623            8,181         29,804              548

    Totals...............................................        $283,961         $122,409       $406,370            1,627
                                                                 ========         ========       ========            =====

    The Company services substantially all of the loans it originates, whether sold to investors or held in portfolio. Servicing includes collecting payments from borrowers and remitting applicable payments and required reports to any investors; accounting for principal, interest and any real estate tax or other escrow receipts and payments; contacting delinquent borrowers; supervising foreclosures; and liquidating collateral when required. Other than tasks performed by the assigned loan officers, loan servicing functions are centralized in the Hartford, Connecticut headquarters.

    The Company receives servicing fees on loans serviced for others in varying amounts, as determined under the particular terms of the sale. Management believes that servicing loans originated enhances the Company's relationship with the borrower by allowing it to maintain contact with borrower. This contact allows the Company to continue to market and provide its loan and deposit products to the client who may need additional financing or retail services. Further, such arrangements provide an additional and profitable revenue stream that is less cyclical than the business of originating and selling loans.

    After a loan is closed, the loan servicing department initially reviews the loan files to confirm that loans were originated in accordance with any applicable government guarantee program guidelines and Company policies. Thereafter, the loan officers and the Loan Review Department conduct periodic reviews of the borrower's financial condition.

DELINQUENCY AND COLLECTION ACTIVITIES

    The assigned loan officer retains responsibility for the routine collection of his or her portfolio. The Company attempts to collect all loans on a 30-day basis, leaving very few loans past due 30 days or more at any month end. An officer's initial collection efforts generally begin when an account is 15 days past due. At 20 days past due, a reminder notice is sent to the borrower and the loan officer again attempts to contact the borrower to determine the reason for the delinquency and if the account will be brought current.

   If a borrower is unable to make a payment within 30 days of the due date, and has not made acceptable alternative arrangements with the Company, the account is transferred to the Company's Loan Workout Officer for consideration of additional collection procedures, including issuance of a demand letter and possible liquidation of collateral.

    The Loan Workout Officer is responsible for contacting the borrower and analyzing its current and projected financial condition; the reasons leading to the delinquency; and the value of the collateral available to the Company; and then proposing a workout plan to the Chief Credit Officer and other involved members of Senior Management. The Loan Workout Officer will also provide any required notices and generally seek to comply with any government guarantee program or investor requirements.

    A loan is placed on non-accrual status when, in the Company's opinion, it is unlikely that full collection of principal and interest will be made in accordance with the original terms of the loan agreement. This determination is generally made before a loan is 90 days delinquent and is reevaluated over the course of the workout process, as more information becomes known. Any interest accrued is charged-off against interest income when a loan is placed on non-accrual.

    If a modification of loan terms or other acceptable workout cannot be achieved within a reasonable time frame, the Company will liquidate the collateral. The Company prefers not to take title to real property or equipment unless required to facilitate the collection process. The Company solicits assistance from the principals of the delinquent borrower to effect the liquidation of any property, with title remaining in the borrower's name, thereby avoiding a lengthy foreclosure or repossession process, and exposure to the Company regarding environmental or other liability issues. The Company has generally found the principals to be cooperative and able to assist the Company in efficiently liquidating the collateral. The Company follows the same general workout procedures for all commercial loans serviced.

    If a loan carries an SBA guarantee, the responsible District SBA Office will be notified of the delinquency and will be presented with a liquidation plan within 60-90 days of such delinquency. Unless the SBA objects, the Company will carry out the terms of the liquidation plan. As a Preferred Lender, the Bank has responsibility and authority over liquidation procedures on all SBA guaranteed loans serviced. Any loss after liquidation of collateral is allocated pro rata between the guaranteed and unguaranteed portions of the SBA Loan. After an SBA loan becomes 60-90 days past due, the SBA, at the Company's request, will repurchase the guaranteed portion of the principal balance of the SBA Loan at par from the investor, together with accrued interest covering a period of up to 120 days.

    USDA procedures require that the Company file a liquidation plan when it is believed action should be taken on a delinquent loan, which is generally when the loan is 60-90 days delinquent. The USDA has 30 days to review the plan.
The Company will then execute the approved plan or work with the USDA to arrive at a mutually acceptable plan. Any loss after liquidation of collateral is allocated pro rata between the guaranteed and unguaranteed portions of the USDA loan. The holder of the guaranteed portion may request that the USDA repurchase the guaranteed portion at any time, or the Company will request repayment on such holder's behalf when liquidation is complete. The USDA does not impose any restrictions on the number of days for which interest will be paid on the guaranteed portions.

    The liquidation of delinquent working capital and medium term Ex-Im Bank loans is handled by Ex-Im Bank. The Company may submit a claim for repurchase at any time between 30 and 120 days of a delinquent loan, plus 15 days post-Company demand for payment against the borrower and individual guarantors, but at no time may such claim be made more than 150 days after the delinquency. Ex-Im Bank will make payment under its guarantee 30 days after receipt and acceptance of the Company's request.

    The Company retains responsibility for the proper documentation and servicing of all loans serviced for others, and may incur losses related to such loans if it is found to be negligent in carrying out these duties by a guaranteeing agency or other investor.

    Unguaranteed loans or unguaranteed portions of loans held by investors are subject to negotiated servicing agreements, although the agreements generally provide the investor the option, after a loan becomes 60-90 days delinquent, of assuming responsibility for all collection efforts. If the Company is to be responsible for such efforts, the agreements generally require that the investor pre-approve liquidation actions.

CREDIT RISK MANAGEMENT

    The Executive Vice President-Chief Credit Officer has primary responsibility for credit risk management, ensuring the appropriateness of underwriting criteria, and the application thereof, the maintenance and application of RISCOPE/sm/, the Company's proprietary commercial risk assessment model, and the independent analyses of loans by the Loan Review Department.

    The Credit Policy Officer, who reports to the Chief Credit Officer, reviews all credit memoranda for compliance with the requirements of government guarantee programs and with Company credit policies. If, based on the particular facts and circumstances, policy exceptions are proposed by the officers, the Credit Policy Officer will also ensure that all appropriate policy exceptions are documented and approved by the approving party, as the case may be. The Chief Credit Officer periodically evaluates the nature and trends of such exceptions, reporting them quarterly to the Board of Directors' Audit Committee.

    As a nationally-chartered bank, the Bank is required to "risk rate" its loan portfolio, by monitoring current changes in the financial condition of the borrower and overall economic trends and assigning numerical ratings to the loans in portfolio. The Company applies the regulatory definitions of the risk ratings and has developed additional ratings for the "Pass" or uncriticized loan category. Such a rating system, in conjunction with other available quantitative and qualitative data, is utilized to assist management in its quarterly evaluation of the adequacy of the allowance for loan losses.

    The assigned loan officer has primary responsibility for the risk ratings and such officer's decisions are periodically reviewed by the Loan Review department. The Company's risk ratings are based on consideration of the borrower's operating cash flow and debt service coverage ability, industry, product segment, market, earnings, assets and liabilities, management experience, debt capacity and prior credit history with Company.

    The Company has developed a proprietary risk model, RISCOPE/sm/, used in the initial underwriting and post-closing monitoring and risk rating process by the officers and the Loan Review Department. RISCOPE/sm/ assists the Company in quantifying the credit risk of commercial clients. The model takes into account quantitative and qualitative factors and was designed after analysis of the Company's primary client base: privately-owned small and medium size manufacturers. RISCOPE/sm/ is intended to quantify credit risk with respect to the probability of default and, therefore, assists management in risk rating loans and providing an appropriate allowance for loan losses and targeting additional management attention to weaker credits earlier than might otherwise be done if payment default were the sole trigger for such actions.

    In accordance with the Bank Board of Directors' approved annual plan, the Loan Review Department reviews the Company's loan portfolio to evaluate the appropriateness of the officer risk ratings and analyzes overall trends in the portfolio. The loan review results are reported to the Company's Audit Committee quarterly.

PRIVATE BANKING

    The Private Banking Department provides stable, low-cost funding for the Company by enabling the Company to manage its deposit base, which consists of demand deposits, money market savings accounts, and time certificates of deposits, including individual retirement accounts. The Company does not accept or solicit brokered deposits and completed its transition from a retail to wholesale financial institution by selling its last suburban retail branch facility and deposits totaling $24 million in September 1996. The Company operates one depository main branch located on the first floor of its Hartford, Connecticut headquarters as many of the Company's commercial clients transact business through electronic funds transfer, telephone and the mail.

    The Private Banking Department targets commercial depository accounts of small and medium size manufacturers as well as the personal accounts of their principals by offering a full array of deposit products to serve the personal needs of, and facilitate relationships with, the Company's existing clients and their principals. As of March 31, 1997, 54% of the $144 million in total deposits were in the form of accounts from commercial clients. The private bankers administer deposits and related services, such as automatic sweep accounts, merchant and corporate credit card services, payroll processing, business and individual retirement accounts, and international funds transfer and foreign exchange conversions.

    The Private Banking Department continually seeks to expand the Company's deposit base by strengthening existing deposit relationships, soliciting deposits from individuals who seek highly personalized service and offering new products. Private bankers are trained to focus on, and respond to, the needs of the commercial borrowers which management believes are often not served effectively by other depository institutions. Private bankers, based in Hartford, Connecticut, market the Company's services through direct mail and telephone campaigns which reach businesses, institutions and individuals in the areas were the Company maintains domestic offices and international marketing relationships. The Company maintains an interactive voice response system, First Access/SM/, which enables clients to obtain information about their loan or deposit accounts through a toll free telephone call, and recently introduced a commercial lockbox product and expanded its foreign exchange services.

    The following table sets forth the Company's deposit structure as noted:

                                                                  DECEMBER 31,           MARCH 31,
                                                                  ------------           ---------
DEPOSIT TYPE:                                              1994       1995       1996      1997
                                                           ----       ----       ----      ----
                                                                  (DOLLARS IN THOUSANDS)
BUSINESS ACCOUNTS:
    Non-interest bearing checking..................       $ 14,643   $ 19,337  $ 27,485   $ 28,858
    Interest bearing checking......................          5,794      5,897     4,567      3,450
    Savings........................................         20,738     31,453    46,660     45,437
                                                          --------   --------  --------   --------
        Total business.............................         41,175     56,687    78,712     77,745
CONSUMER ACCOUNTS:
    Non-interest bearing checking..................          3,938      3,284       403        482
    Interest bearing checking......................          4,736      4,835     3,681      2,884
    Savings........................................         26,773     39,573    22,618     26,175
                                                          --------   --------  --------   --------
        Total consumer.............................         35,447     47,692    26,702     29,541
TIME DEPOSITS ACCOUNTS:
    Non-IRA time deposits..........................         29,365     17,904    32,372     30,082
    IRA time deposits..............................          5,862      6,078     6,530      6,371
                                                          --------   --------  --------   --------
       Total time deposits.........................         35,227     23,982    38,902     36,453
   Total deposits..................................       $111,849   $128,361  $144,316   $143,739
                                                          ========   ========  ========   ========

Externally indexed savings accounts
   included above..................................       $ 26,983   $ 57,310  $ 65,779   $ 67,632
                                                          ========   ========  ========   ========

    As of March 31, 1997, the average balances held in checking and savings accounts were $15,400 and $36,600, respectively. These balances are higher than industry norms which the Company believes is attributable to the Company's focus of attracting commercial deposits. Management believes that such business deposits are more stable than those obtained from a consumer deposit base. The Company does not generally compete with retail branches of other depository institutions, but rather with mutual and money market funds, yet it retains the advantage of FDIC insurance. The Company's basic business cash management and private banking savings accounts are variable rate money market accounts tied to an external index published daily in The Wall Street Journal and are designed to compete with money fund alternatives.

    The following table sets forth, by account types the aggregate amount and weighted average rate of the Company's deposits:


                                                          DECEMBER 31,                                  MARCH 31,
                                   ------------------------------------------------------          -------------------
                                     1994                    1995                  1996                   1997
                                  -----------             -----------          -----------             ----------
                                             Weighted                Weighted              Weighted                Weighted
                                             Average                  Average               Average                Average
 DEPOSIT TYPE                  Amount          Rate       Amount       Rate     Amount       Rate      Amount       Rate
 ------------                  ------          ----       ------       ----     ------       ----      ------       ----
  Transaction
    accounts:
Non-interest bearing
   checking................   $ 18,581          -%     $ 22,621         -%    $ 27,888         -%    $ 29,340           -%

Interest-bearing
   checking................     10,530       2.60        10,732      2.95        8,248      2.52        6,334        2.53
                              --------       ----      --------      ----     --------      ----     --------        ----
Subtotal...................     29,111        .94        33,353       .95       36,136       .57       35,674         .45

Savings accounts...........     47,511       4.06        71,026      5.14       69,278      5.09       71,612        5.00
Time deposits..............     35,227       4.67        23,982      5.43       38,902      5.55       36,453        5.71
                              --------       ----      --------      ----     --------      ----     --------        ----

Total  deposits............   $111,849       3.44%     $128,361      4.11%    $144,316      4.08%    $143,739        4.05%
                              ========       ====      ========      ====     ========      ====     ========        ====

    The following table sets forth the Company's certificate of deposits over $100,000 by time remaining until maturity as of March 31, 1997:


                   MATURITY PERIOD                     CERTIFICATES OF DEPOSIT
                   ---------------                     -----------------------
                                                       (Dollars in thousands)
      Three months or less............................        $  415
      Over three through six months...................         1,862
      Over six through twelve months..................         4,853
      Over one year...................................           577
                                                              ------
               Total Certificate of Deposits
                  over $100,000.......................        $7,707
                                                              ======

    Additional funding for the Company's operations is also is available from the following sources:

      On-going sales of guaranteed and non-guaranteed loans. Proceeds from such loan sales totaled $137 million and $41 million for the year ended December 31, 1996 and for the three months ended March 31, 1997, respectively.

      Federal Home Loan Bank of Boston advances. Approximately $9.6 million was available in overnight and term borrowings from the Federal Home Loan Bank of Boston for short and longer term needs as of March 31, 1997. Funding from this source has been, and is anticipated to be, used infrequently since the Company relies on lower cost core deposits, leaving advances available to fund temporary shortfalls.

      Federal funds sold. Federal funds sold provide daily liquidity and are invested on an overnight basis. Such investments had an average balance of $12 million average balance for the year ended December 31, 1996 and $13 million for the three months ended March 31, 1997. It has been the Company's policy that investment securities be generally comprised of U.S. government and agency bonds with an average term of less than five years. Such investments will continue to comprise the majority of the portfolio after the Offering to enable use of such funds to higher yielding loans.

COMPETITION

    The Company competes for commercial and export borrowers with other commercial and savings banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking firms and certain other nonfinancial institutions, many of whom are able to devote far greater resources than the Company to market, underwrite and service loans to the same client base. The Company competes by emphasizing its expertise and knowledge of its client's businesses, customer service, flexibility in structuring financing transactions and strong client relationships. Through the combined utilization of government guarantee loan programs, the Company is able to provide flexible longer-term financing than would otherwise be available to borrowers, and through its Private Banking Department, the Company is able to offer traditional personal deposit products.

INTELLECTUAL PROPERTY

    The Company possesses federal trademark for protection of the name, "First National Bank of New England." The Company has also applied for federal protection of two of its servicemarks, Financing Manufacturers Worldwide/sm/, the Company's slogan, and RISCOPE/sm/, the Company's proprietary risk model.

LEGAL PROCEEDINGS

    Neither the Company nor the Bank is involved in any legal proceedings except for routine litigation incidental to the business of banking, none of which is expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

EMPLOYEES

    At March 31, 1997, the Company had 97 full-time employees. The Company's employees are not represented by a collective bargaining group, and the Company considers its relations with its employees to be good.

PROPERTIES

    The Company leases approximately 38,000 square feet in Hartford, Connecticut to house its headquarters and only full-service branch. The Company maintains leased space for representative offices in Boston and Springfield, Massachusetts; Providence, Rhode Island; Morristown, New Jersey; Rochester, New York; Philadelphia and Pittsburgh, Pennsylvania; and Washington, D.C. The Company's leases generally provide for two five-year renewal options and options on additional space. The leases with respect to the Pittsburgh and Washington, D.C. space are for one-year terms. Management believes that its existing facilities are adequate for their present and proposed uses and that suitable facilities will be available on reasonable terms for any additional offices.

                          REGULATION AND SUPERVISION

HOLDING COMPANY REGULATION

     The Company is registered as a bank holding company and regulated and subject to periodic examination by the FRB under the BHCA.

     Pursuant to the BHCA and the FRB's regulations, the Company is limited to the business of owning, managing or controlling banks and engaging in certain other bank-related activities, including those activities that the FRB determines from time to time to be so closely related to the business of banking as to be a proper incident thereto. The BHCA requires, among other things, the prior approval of the FRB if a bank holding company proposes to (i) acquire all or substantially all of the assets of a bank, (ii) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank (unless it already owns a majority of such bank's voting shares) or (iii) merge or consolidate with any other bank holding company.

     As a bank holding company, the Company is required by the FRB to act as a source of financial strength and to take measures to preserve and protect the Bank. As a result, the Company may be required to inject capital in the Bank if the Bank at any time lacks and requires such capital. The FRB may charge a bank holding company such as the Company with unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. Any loans from the Company to the Bank which would count as capital of the Bank must be on terms subordinate in right of payment to deposits and to most other indebtedness of the Bank.

     The FRB, the OCC and the Federal Deposit Insurance Corporation (the "FDIC") collectively have extensive enforcement authority over bank holding companies and national banks in the United States. This enforcement authority, initiated generally for violations of law and unsafe and unsound practices, includes, among other things, the ability to assess civil money penalties, to initiate injunctive actions and to terminate deposit insurance in extreme cases.

     The bank regulatory agencies' enforcement authority was substantially enhanced by the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA") and the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). FIRREA significantly increased the amount of civil money penalties and the grounds for imposing such penalties. Also, under FIRREA, should a Bank failure result in a loss to the FDIC, any other FDIC-insured subsidiaries of the Company could be required to compensate the FDIC for the estimated amount of the loss. Additionally, pursuant to FDICIA, the Company in the future could have the potential obligation to guarantee the capital restoration plans of any undercapitalized FDIC-insured depository institution subsidiaries it may control.

INTERSTATE BANKING

     As of September 29, 1995, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "RNA") permitted adequately capitalized and managed bank holding companies to acquire control of banks in any state. Additionally, beginning on June 1, 1997, the RNA provides for banks to branch across state lines, although individual states are authorized to permit interstate branches earlier or to elect to opt out entirely.

REGULATION OF THE BANK

     General

     The Bank, as an FDIC-insured national bank, is subject to regulation primarily by the OCC, and secondarily by the FDIC. As a national bank, the Bank is a member of the Federal Reserve System, and its operations are also subject to certain FRB regulations. Various other federal and state consumer laws and regulations also affect the operations of the Bank.

     As a national bank, the Bank may be able to engage in certain activities approved by the OCC which the FRB would not necessarily approve for the Company. The OCC has been particularly aggressive in recent years in allowing national banks to undertake an ever-increasing range of securities and insurance activities. Along these lines, pursuant to certain revisions to the OCC's regulations pertaining to the national bank activities effective on December 31, 1996, national banks, among other things, are permitted, on a case-by-case basis, to operate subsidiaries engaging in activities not permissible for the Bank itself. Although the revised regulations do not authorize any new activities, it is expected that national banks, if eligible and if they obtain the approval of the OCC, will use these regulations to expand further into the businesses of underwriting insurance and securities.

     The revised OCC regulations contain "fire walls" intended to protect a national bank from the risks taken by a subsidiary, including imposing a 10% cap on the amount of bank capital that may be invested in a new subsidiary, as well as requirements that extensions of credit to an operating subsidiary be fully-collateralized and that transactions between the bank and a subsidiary be conducted at arm's-length. The parent national bank's exposure to any losses the subsidiary may incur are limited to the bank's equity investment in the subsidiary. Parent national banks are required to be well-capitalized both before and after an investment is made.

     Since OCC approval is required on a case-by-case basis for an eligible bank to engage in activities not permissible for the bank to conduct directly, the effect of these revised regulations on the operations of national banks is unclear. Further, it is expected that Congress will consider new banking legislation in the near future addressing these revisions.

     As a national bank, the Bank may ordinarily lend up to 15% of its capital on an unsecured basis to any one borrower, and may lend up to an additional 10% of its capital to that same borrower on a fully secured basis involving readily marketable collateral having a market value, as determined by reliable and continuously available price quotations, equal at least to the amount borrowed. In addition, there are various other circumstances in which the Bank may lend in excess of such limits, including authority to lend up to 35% of capital and surplus when the loan is secured by documents of title to readily marketable staples, unlimited authority if loans are guaranteed by a U.S. government agency and certain other exceptions relevant to international trade finance.

     Federal law also imposes additional restrictions on the Bank with respect to loans and extension of credit to certain related parties and purchases from and other transactions with the Company's principal stockholders, officers, directors and affiliates. Extensions of credit to such persons (i) must be made on substantially the same terms (including interest rates and collateral) as, and follow credit underwriting procedures not less stringent than, those prevailing for comparable transactions with members of the general public, and
(ii) must not involve more than the normal risk of repayment or present other unfavorable features. In addition, extensions of credit to each such person beyond certain limits set by applicable law must be approved by the Bank's Board of Directors, with the individual who is applying for the credit abstaining from participation in the decision. The Bank is also subject to certain lending limits and restrictions on overdrafts to such persons. A violation of these restrictions may result in the assessment of substantial civil money penalties against the Bank or any officer, director, employee, agent or other person participating in the conduct of the affairs of the Bank and/or may result in the imposition by the OCC of a cease and desist order against the Bank.

     Capital Adequacy

     The federal bank regulatory authorities have adopted risk-based capital guidelines to which the Bank is subject. The guidelines establish a systematic framework that makes regulatory capital requirements more sensitive to differences in risk profile among banking organizations, takes off-balance sheet exposures into explicit account in assessing capital adequacy and minimizes disincentives to holding liquid, low-risk assets. These risk-based capital ratios are determined by allocating assets and specified off-balance sheet financial instruments into four weighting categories, with higher levels of capital required for the categories perceived as representing greater risk.

     Under these guidelines, a banking organization's capital is divided into two tiers. The first tier ("Tier 1") includes common equity, perpetual preferred stock (excluding auction rate, money market or remarketable issues) and minority interests held by others in a consolidated subsidiary, less goodwill and any disallowed intangibles. Supplementary ("Tier 2") capital includes, among other items, cumulative and limited-life preferred stock, mandatory convertible securities, subordinated debt and the allowance for loan and lease losses, subject to certain limitations and less required deductions as provided by regulation.

     Banking organizations are required to maintain a risk-based capital ratio of total capital (Tier 1 plus Tier 2) to risk-weighted assets of 8%, of which at least 4% must be Tier 1 capital. The federal bank regulatory authorities may, however, set higher capital requirements when a banking organization's particular circumstances warrant. As a general matter, banking organizations are expected to maintain capital ratios well above the regulatory minimums. The risk-based capital ratios of the Bank as of December 31, 1995, December 31, 1996 and March 31, 1997 are set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

     In addition, federal bank regulatory authorities have established guidelines for a minimum leverage ratio (Tier 1 capital to average total assets). These guidelines provide for a minimum leverage ratio of 3% for banking organizations that meet certain specified criteria, including excellent asset quality, high liquidity, low interest rate exposure and the highest regulatory rating. Banking organizations not meeting these criteria or which are experiencing or anticipating significant growth are required to maintain a leverage ratio which exceeds the 3% minimum by a least 100 to 200 basis points. The leverage ratios of the Bank as of December 31, 1995, December 31, 1996 and March 31, 1997 are set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

     Failure to meet applicable capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies available to the federal bank regulatory authorities, including limitation on the ability to pay dividends, the issuance of a capital directive to increase capital and, in the case of a bank, the termination of deposit insurance by the FDIC or (in severe cases) the appointment of a conservator or receiver.

     Dividends

     The Bank is subject to legal limitations on the frequency and amount of dividends that can be paid to the Company. The OCC, in general, also has the power to prohibit the payment of dividends by the Bank which would otherwise be permitted under applicable regulations if the OCC determines that such dividends would constitute an unsafe or unsound practice.

     OCC approval is required for the payment of dividends by the Bank in any calendar year if the total of all dividends declared by the Bank in that year exceeds the current year's net income combined with the retained net income of the two preceding years. "Retained net income" means the net income of a specified period less any common or preferred stock dividends declared for that period. Moreover, no dividends may be paid by a national bank in excess of its undivided profits account. In addition, the FRB and the FDIC have issued policy statements which provide that, as a general matter, insured banks and bank holding companies may pay dividends only out of current operating earnings. In accordance with such regulatory restrictions, the Bank currently has the ability to pay dividends, and on March 31, 1997 an aggregate of $6.2 million was available for the payment of dividends to the Company without prior OCC approval.

     There are also statutory limits on other transfers of funds to the Company and any other future non-banking subsidiaries of the Company by the Bank, whether in the form of loans or other extensions of credit, investments or asset purchases. Such transfers by the Bank generally are limited in amount to 10% of the Bank's capital and surplus, to the Company or any such future subsidiary of the Company, or 20% in the aggregate to the Company and all such subsidiaries. Furthermore, such loans and extensions of credit are required to be fully collateralized in specified amounts depending on the nature of the collateral involved.

     FDICIA

     FDICIA was enacted on December 19, 1991. It substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to other federal banking statutes. FDICIA provided for, among other things, (i) a recapitalization of the

Bank Insurance Fund of the FDIC (the "BIF") by increasing the FDIC's borrowing authority and provided for adjustments in its assessment rates; (ii) annual on-site examinations of federally-insured depository institutions by banking regulators; (iii) publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants;
(iv) the establishment of uniform accounting standards by federal banking agencies; (v) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital; (vi) additional grounds for the appointment of a conservator or receiver; (vii) a requirement that the FDIC use the least-cost method of resolving cases of troubled institutions in order to keep the costs to insurance funds at a minimum; (viii) more comprehensive regulation and examination of foreign banks; (ix) consumer protection provisions, including a Truth-in-Savings Act; (x) a requirement that the FDIC establish a risk-based deposit insurance assessment system; (xi) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements; and (xii) certain additional limits on deposit insurance coverage.

     A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Based on the Bank's current regulatory capital position, management believes that the Bank is "well capitalized."

     FDICIA generally prohibits the Bank from making any capital distribution (including payment of a cash dividend) or paying any management fees to the Company if the Bank would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans acceptable to federal banking agencies. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized."

     Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, and requirements to reduce total assets and to stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date of such institution is determined to be critically undercapitalized.

     FDICIA also provides for increased funding of the FDIC insurance funds. Under the FDIC's risk-based insurance premium assessment system, each bank whose deposits are insured by the BIF is assigned one of the nine risk classifications based upon certain capital and supervisory measures and, depending upon its classification, is assessed premiums. On November 14, 1995, the FDIC board of directors voted to lower the BIF premium to a range of zero to 27 basis points per $100 of assessable deposits, effective January 1996. The rate schedule is subject to adjustment by the FDIC from time to time, by the FDIC. In addition, the FDIC has authority to impose special assessments from time to time. In addition to such premiums, as a result of the enactment of the

Federal Deposit Insurance Funds Act of 1996 on September 30, 1996, commercial banks are now required to pay part of the interest on the Financing Corporation's ("FICO") bonds issued to deal with the savings and loan crisis of the late 1980s. As a result, commercial bank deposits are now also subject to assessment by FICO upon the approval by the Board of Directors of the FDIC of such assessment. Beginning in 1997, and until the earlier of December 31, 1999 or the date on which the last savings and loan association ceases to exist, the assessment rate FICO imposes on a commercial bank must be at a rate equal to one-fifth the assessment rate applicable to deposits assessable by the Savings Association Insurance Fund.

     Reserve Requirements

     The Bank is required to maintain reserves against its transaction accounts. The reserves must be maintained in vault cash on hand and in an interest-free account at the Federal Reserve Bank of Boston. Reserve requirements are subject to adjustment by the FRB from time to time. The current rate for reserves is 3% of a depository institution's transaction accounts (less certain permissible deductions) up to $52 million, plus 10% of the amount over $52 million.

COMMUNITY REINVESTMENT ACT

     The Federal Community Reinvestment Act (the "CRA") requires the OCC to evaluate the Bank's performance in helping to meet the credit needs of the community. The Bank defines its CRA marketplace as the State of Connecticut. This definition is not intended to restrict the availability of credit services throughout the Bank's general service area, but represents a special commitment the Bank has made to provide access to lending and depository services to the community. As a part of the CRA program, the Bank is subject to periodic examinations by the OCC, and maintains comprehensive records of its CRA activities for this purpose. Following its most recent examination in November 1995, the Bank received a rating of "Outstanding."

     The Bank is specifically interested in making financing available to small and medium size manufacturers in its defined lending area. The Bank evaluates credit applications without regard to race, color, religion, national origin, gender, marital status or age, and does not discriminate against any loan applicant whose income may come entirely or in part from any public assistance program, or against any applicant who has exercised in good faith any right under the Consumer Protection Act. The Company maintains preferred status with the SBA, USDA and Ex-Im Bank which enables it to provide access to credit products that might otherwise be unavailable.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The Board of Directors of the Company (the "Company Board") is divided into three classes, each comprised of two directors. The Directors of the Company are elected by the stockholders of the Company for staggered three-year terms, or until their successors are elected and qualified. The Board of Directors of the Bank (the "Bank Board") are elected annually for one-year terms. The executive officers of the Company and the Bank are elected by the Company Board and Bank Board, respectively, and hold office until their respective successors have been elected and qualified or until such person's death, resignation or removal by the applicable Board. The terms of Mr. Silvers' employment with the Company and the Bank are governed by an employment agreement among Mr. Silvers, the Company and the Bank. See"- Employment Agreements; Key-Man Insurance Policies."

     The executive officers and directors of the Company and the Bank are as follows:

           NAME             AGE                      POSITION
           ----             ---                      --------
Brett N. Silvers(2)........  42       Chairman of the Board and President of the
                                      Company and the Bank
Brian J. Charlebois........  37       Executive Vice President-Chief Operating
                                      Officer and Director of the Bank
Leslie A. Galbraith........  35       Executive Vice President, Secretary and
                                      Treasurer of the Company and Executive Vice
                                      President, Chief Financial Officer and
                                      Director of the Bank
Michael R. Carter(1).......  42       Director of the Company and the Bank
Arnold L. Chase(3).........  45       Director of the Company and the Bank
Cheryl A. Chase, Esq.(3)...  43       Director of the Company and the Bank
Frank P. Longobardi(1).....  42       Director of the Company and the Bank
Bernard R. Waldman(2)......  76       Director of the Company and the Bank
William J. Anderson........  58       Executive Vice President and Director of the
                                      Bank
Craig M. Cooper............  40       Director of the Bank
David G. Sandberg..........  46       Director of the Bank
Kenneth R. Sonenclar.......  43       Director of the Bank

__________
 (1) Term as Director of the Company expires at the 1998 Annual Meeting of the Company's stockholders.
 (2) Term as Director of the Company expires at the 1999 Annual Meeting of the Company's stockholders.
 (3) Term as Director of the Company expires at the 2000 Annual Meeting of the Company's stockholders.

BIOGRAPHICAL INFORMATION OF EXECUTIVE OFFICERS AND DIRECTORS

     Brett N. Silvers has served as Chairman of the Board and President of the Company and the Bank since 1988. From 1985 until 1988, Mr. Silvers was Executive Vice President of the Bank of New Haven, Assistant Treasurer of Chase Manhattan Bank from 1982 until 1985 and an international economist at BankBoston, N.A. from 1979 until 1982. Mr. Silvers is currently an Advisory Board Member of the Private Export Funding Corporation and has served as an Advisory Committee Member of the Ex-Im Bank.

     Brian J. Charlebois has served as Executive Vice President --Chief Operating Officer of the Bank since May 1997. Since joining the Bank in 1988, Mr. Charlebois has also served as Executive Vice President of Commercial Banking and as a Senior Vice President of the Bank. From 1985 until 1988, Mr. Charlebois was a Commercial Loan Officer for American National Bank of Hamden, Connecticut.

     Leslie A. Galbraith has served as Chief Financial Officer and Treasurer of the Company since October 1990 and as Secretary of the Company since March 1992. Since joining the Company, Ms. Galbraith has also been Vice President and Senior Vice President of the Company and is currently an Executive Vice President of the Company. Ms. Galbraith has also served as Chief Financial Officer of the Bank since October 1990 and as a Director of the Bank since 1993. Prior to joining the Company, Ms. Galbraith was an Audit Manager at Coopers & Lybrand, L.L.P.

     Michael R. Carter has been a Director of the Company since June 1997 and a Director of the Bank since March 1990. Mr. Carter is President of Carter & Company and Carter Capital Corporation, a regional investment banking firm and registered broker-dealer, respectively. Mr. Carter is also a director of Cannondale Corporation, a manufacturer and distributor of bicycles and related accessories.

     Arnold L. Chase has been a Director of the Company since 1985 and a Director of the Bank since 1972. Mr. Chase is Executive Vice President of David
T. Chase Enterprises, Inc., a diversified conglomerate with extensive holdings in real estate, media, insurance, banking and international investments. Mr. Chase's sister, Cheryl A. Chase, is also a Director of the Company and the Bank.

     Cheryl A. Chase, Esq. has been a Director of the Company since 1985 and a Director of the Bank since 1979. Ms. Chase is Executive Vice President of David
T. Chase Enterprises, Inc. Ms. Chase's brother, Arnold L. Chase, is also a Director of the Company and the Bank.

     Frank P. Longobardi has been a Director of the Company since June 1997 and a Director of the Bank since March 1990. Mr. Longobardi is a partner in the certified public accounting firm of Haggett, Longobardi & Co. LLC, of Glastonbury, Connecticut.

     Bernard M. Waldman has been a Director of the Company since 1985 and a Director of the Bank since 1976. Mr. Waldman is currently retired.

     William J. Anderson has been a Director of the Bank since 1993. Since joining the Bank in 1990, Mr. Anderson has been Senior Vice President of the Bank and is currently Executive Vice President--Private Banking.

     Craig M. Cooper has been a Director of the Bank since March 1990. Mr. Cooper is Executive Vice President of Fairbank Mortgage Corp., a regional sub-prime mortgage banking lender located in Waterbury, Connecticut.

     David G. Sandberg has been a Director of the Bank since March 1990. Mr. Sandberg is a partner in The Cornerstone Companies, a commercial real estate firm, and is President of Cornerstone Capital Advisors, Inc., a registered investment advisor.

     Kenneth R. Sonenclar has been a Director of the Bank since March 1990. Mr. Sonenclar is currently the President of Classics Interactive, Inc., an independent management consulting firm. Until 1993, Mr. Sonenclar was Chairman and Chief Executive Officer of New Science Associates, Inc., a computer industry consulting firm.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS OF THE COMPANY AND THE BANK

     Each of the Company Board and the Bank Board meet quarterly. During the year ended December 31, 1996, the Board of Directors of the Bank met monthly. Each of the Boards of Directors may have additional special meetings upon the request of the Chairman of the Board, the President or a majority of their respective Directors. During the year ended December 31, 1996, the Company Board met 5 times and the Bank Board met 12 times. No director attended fewer than 80% of the total number of board meetings held by either the Company or the Bank during the year ended December 31, 1996.

     The Company Board and the Bank Board have appointed certain committees. Among these committees are the Executive Committee, the Audit Committee, the CRA Committee, the Loan Committee, the Human Resources Committee and the Technology Committee.

     The Executive Committee of the Bank Board meets on an ad hoc basis when empowered by the full Bank Board to take action on projects which may arise from time to time requiring more diligence or additional consultations with management or others. The Executive Committee of the Bank Board is comprised of Messrs. Silvers, Carter, Chase, Longobardi and Waldman and Ms. Chase and is chaired by Mr. Silvers.

     The Audit Committee of the Company Board was established in February 1997 and reviews the scope and results of the annual audit of the Company's consolidated financial statements conducted by the Company's independent accountants, the scope of other services provided by the Company's independent accountants, proposed changes in the Company's financial and accounting standards and principles, and the Company's policies and procedures with respect to its internal loan review system, regulatory compliance, internal accounting, auditing and financial controls, and makes recommendations to the Company Board on the engagement of the independent accountants, as well as other matters which may come before it or as may be directed by the Company Board. The Audit Committee of the Company consists of Messrs. Longobardi, Chase, Carter, Sandberg and

Ms. Chase and is chaired by Mr. Longobardi. The Audit Committee meets quarterly. Prior to the establishment of the Audit Committee, such matters were handled by the full Company Board.

     The CRA Committee of the Bank Board is responsible for overseeing, coordinating and evaluating the Bank's performance under the Community Reinvestment Act. The Committee reviews specific policies and policy statements and assesses the Bank's compliance with those policies and overall compliance with federal and state law. The CRA Committee of the Bank consists of Messrs. Anderson, Charlebois, Cooper, Waldman and Ms. Galbraith and is chaired by Mr. Anderson. The CRA Committee meets quarterly.

     The Loan Committee of the Bank Board is responsible for reviewing and approving loans made to borrowers in amounts greater than the authority vested with the Chief Operating Officer. The Loan Committee of the Bank consists of Messrs. Charlebois, Sandberg, Longobardi, Waldman and Ms. Chase and is chaired by Mr. Charlebois. The Loan Committee meets quarterly.

     The Human Resources Committee of the Bank is responsible for establishing the compensation of the Company's directors, officers and employees, including salaries, bonuses, commissions, benefit plans, the grant of options and other forms of, or matters relating to, compensation. The Human Resources Committee consists of Messrs. Sandberg, Chase, Anderson, Carter and Longobardi and is chaired by Mr. Sandberg. The Human Resources Committee meets quarterly.

     The Technology Committee of the Bank is responsible for monitoring and implementing periodic technological changes to the Bank's delivery systems. The Technology Committee consists of Messrs. Sonenclar, Anderson, Charlebois, Chase and Cooper and is chaired by Mr. Sonenclar. The Technology Committee meets quarterly.

DIRECTOR'S COMPENSATION

     Directors of the Company are not compensated for attendance at meetings. Currently, all non-employee directors of the Bank receive a director's fee of five hundred fifty ($550) dollars for each Bank Board meeting attended. In addition, each non-employee director of the Bank receives a fee of two hundred seventy-five ($275) dollars for all committee meetings attended, except for meetings of the Loan Committee for which directors receive a fee of five hundred fifty ($550) dollars for each meeting attended.

EXECUTIVE COMPENSATION

     The following table sets forth certain information regarding the Company's President and each of the most highly compensated other executive officers (the "Named Executive Officers") during the year ended December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                                                        Long-Term
                                                                       Compensation
                                                                     Number of Shares
                                                                        Underlying           All Other
Name and Principal Position                  Salary       Bonus       Options Granted      Compensation(1)
---------------------------                  ------       -----       ---------------      ---------------
Brett N. Silvers..................          $241,917      $---              ----                $6,870
 Chairman of the Board and President
 of the Company and the Bank
Leslie A. Galbraith...............           127,764      24,600           12,481                5,400
 Executive Vice President, Secretary
 and Treasurer of the Company
 and Executive Vice President and
 Chief Financial Officer of the Bank
Brian J. Charlebois...............           117,956      21,400           12,663                4,985
 Executive Vice President and
 Chief Operating Officer of the Bank

______________
(1) Represents contributions to the Company's 401(k) Plan made by the Company on the Named Executive Officer's behalf.

     Options granted to the Named Executive Officers during the fiscal year ended December 31, 1996 are set forth in the following table. For disclosure regarding the terms of stock options, see "-Stock Option Plans." The Company has not granted any stock appreciation rights.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                    Individual Grants
                            --------------------------------------------------------------------

                                              Percent of
                               Number of     Total Options
                                 Shares        Granted to
                               Underlying     Employees in     Exercise
                                Options        Fiscal 1996      Price
                                               -----------
Name                            Granted                       ($/share)      Expiration Date
----                            -------                       ---------      ---------------
Brett N. Silvers...........       ---             ---            ---              ---
Leslie A. Galbraith........      12,481           9.6%          $2.19             2006
Brian J. Charlebois........      12,663           9.7%          $2.19             2006

     The following table sets forth certain information regarding the number of shares of Common Stock received upon exercise of options during the last fiscal year, the aggregate dollar value realized upon exercise and the total number of unexercised options held by each of the Named Executive Officers as of December 31, 1996.


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                              Number of Securities
                             Number of Shares                Underlying Unexercised          Value of Unexercised in the
                               Acquired in      Value     Options  at Fiscal Year-End    Money Options at Fiscal Year-End (1)
                                                          ---------------------------    ------------------------------------
        Name                     Exercise      Realized  Exercisable(2)   Unexercisable    Exercisable       Unexercisable
        ----                     --------      --------  --------------   -------------    -----------       -------------
Brett N. Silvers.........           --            --           --              --              --                 --
Leslie A. Galbraith......           --            --         63,875           1,106           [   ]              [   ]
Brian J. Charlebois......           --            --         63,875           1,288           [   ]              [   ]

_____________
(1) There was no public market for Common Stock on December 31, 1996. Accordingly, solely for purposes of this table, the values in these columns have been calculated on the basis of the public offering price of $ per share (rather than a determination of the fair market value of Common Stock on December 31, 1996), less the applicable option exercise price.

(2) In January 1997, the Company granted stock options, none of which are currently exercisable, to Ms. Galbraith and Mr. Charlebois to purchase 61,250 shares of Common Stock, at an option exercise price of $2.63 per share (as adjusted to reflect the Stock Split).

STOCK OPTION PLANS

     1996 Stock Option Plan. The First International Bancorp, Inc. 1996 Stock Option Plan (the "1996 Plan") was adopted by the Company Board on October 17, 1996 and was approved by the Company's stockholders on June 26, 1997. The aggregate number of shares of the Company's Common Stock available for awards under the 1996 Plan is 701,106 shares. The 1996 Plan provides for the grant or award to officers and directors of the Company non-qualified options ("Stock Options") to purchase shares of the Company's Common Stock. The purpose of the 1996 Plan is to attract and retain outstanding directors and key employees through the incentives of stock ownership. As of July 15, 1997, 260,565 of the 701,106 shares reserved for issuance under the 1996 Plan were subject to outstanding Stock Options at a weighted average exercise price of $2.56 per share.

     The 1996 Plan is administered by the Company Board. Subject to the provisions of the 1996 Plan, the Company Board has the authority to designate officer participants and to determine the number of shares to be covered by each Stock Option, the price of the exercise of the Stock Option, the time at which Stock Options are exercisable or may be settled, the method of payment and any other terms and conditions of the awards. Except as otherwise determined by the Company Board, the 1996 Plan provides for a four-year vesting schedule, beginning one year after the date of grant. Additionally, the 1996 Plan also provides for certain minimum annual grants of Stock Options. Each Vice President, Senior Vice President and Executive Vice President is eligible to receive each year an option to purchase an amount of shares determined by (a) multiplying the base salary for such officer as of the end of the immediately preceding fiscal year by 5% for Vice Presidents, 10% for Senior Vice Presidents and 20% for Executive Vice Presidents divided by (b) the fair market value of a
                                      ------- --
share of the Common Stock.

     Effective June 26, 1997, the 1996 Plan also provides for Stock Options to purchase 500 shares of Common Stock to be granted each year to each Company or Bank director who attended at least 80% of the combined number of Company or Bank Board and applicable Board Committee meetings in the preceding year; the directors are not eligible to receive any other Stock Options under the 1996 Plan.

     The Company Board determines the prices at which Stock Options may be exercised under the 1996 Plan, however, the exercise price must be at least 100% of the fair market value (as determined under the terms of the 1996 Plan) of a share of Common Stock on the date of grant; the exercise price for Stock Options granted to directors will be 100% of the fair market value of the Common Stock on the date of grant in all circumstances. The Company Board, as specified in the 1996 Plan, estimates the fair market value of the Common Stock at each grant date because prior to the Offering, there has been no active trading market for the Common Stock. The Company Board's determination is based on current economic conditions, characteristics of the Common Stock, the Company's financial performance and other relevant factors. Stock Options must be exercised by the tenth anniversary of the date of grant.

     1994 Incentive Stock Option Plan. The 1994 Incentive Stock Plan (the "1994 Plan") was adopted by the Company Board on December 22, 1993 and was approved by the Company's stockholders on March 17, 1994. The aggregate number of shares of the Common Stock available for awards under the 1994 Plan is 348,600 shares.
The 1994 Plan provides for the grant or award of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). Under the 1994 Plan, incentive stock options may be granted only to such officers of the Company and the Bank as selected by the Company Board. As of July 15, 1997, 316,400 of the 348,600 shares reserved for issuance under the 1994 Plan were subject to outstanding stock options at a weighted average exercise price of $1.83 per share.

     The 1994 Plan is administered by two or more members of the Company Board who are not employees of the Company and who are "disinterested" directors, as that term is defined in the 1994 Plan. The Company Board will also determine, subject to the express provisions of the 1994 Plan, the time or times at which options are granted, the purchase price of the Common Stock, the number of shares covered by each option, the term of the options and the terms and provisions of the option agreements (which need not be identical). The 1994 Plan requires that the purchase price of the Common Stock covered by each option granted thereunder be not less than 100% of the fair market value of the Common Stock on the date of grant, provided that options granted to persons possessing voting power over more than 10% of the Common Stock must be granted at a price not less than 110% of the fair market value, as determined by the Company Board, on the date of grant.

     401(k) Plan. The Company has adopted an employee profit-sharing plan pursuant to Section 401(k) of the Code (the "401(k) Plan"). Under the 401(k) Plan, eligible participants may defer portions of their salaries for future receipt and the Company will match 75% of the deferral contribution made by such participant up to a maximum deferral contribution of 6% of a participant's compensation.

EMPLOYMENT AGREEMENTS; KEY-MAN INSURANCE POLICIES

     Brett N. Silvers entered into an employment agreement with the Company and the Bank, dated as of June 30, 1994, as amended July 14, 1997, pursuant to which Mr. Silvers is employed as the Chairman of the Board and President of the Company and the Bank. The employment agreement provides for a base annual salary of $300,000 for the twelve month period ending March 31, 1998, increasing by 5% on April 1st of each year thereafter, plus various benefits including club memberships, life insurance, and use of an automobile. The term of the agreement extends through December 31, 2000. If there is a material change in the authority and responsibility of Mr. Silvers, Mr. Silvers will have the right to terminate his employment and to receive severance pay equal to one year's salary. If the employment of Mr. Silvers is terminated by the Company without cause (as defined in the agreement), Mr. Silvers will have the right to receive severance pay equal to one year's salary.

     In addition to the base annual salary, the employment agreement contemplates that the Company Board may award annual discretionary performance bonuses to Mr. Silvers in 1998, 1999 and 2000. The interest accrued on the promissory note delivered by Mr. Silvers to the Company in connection with Mr. Silvers' purchase of Common Stock in 1994 (see "--Certain Transactions"), and any interest that would have accrued in the future, will be forgiven by the Company if the Offering is consummated; in addition to such forgiveness of interest, the Company will pay a bonus to Mr. Silvers in the amount of his resulting income tax liability. See "Certain Transactions." This forgiveness will result in a charge to earnings for the quarter ended September 30, 1997 of approximately $165,000 after income taxes if the Offering is completed.

     The principal balance of the Note will be canceled by the Company, and any resulting income tax liability of Mr. Silvers will be paid by the Company, if Mr. Silvers and his affiliates (the "Silvers Stockholders"), and Arnold L. Chase, Cheryl A. Chase, Rhoda L. Chase, and David T. Chase and their affiliates (the "Chase Stockholders"), at any time, cease in the aggregate (i) to beneficially own at least 25% of the outstanding Common Stock of the Company, or any successor thereto, (ii) to have the right to exercise at least 25% of the aggregate voting power of the Company, or any successor thereto, (iii) to beneficially own, directly or indirectly, at least 25% of the Common Stock of the Bank, or any successor thereto, or (iv) to have the right to exercise, directly or indirectly, at least 25% of the aggregate voting power of the Bank, or any successor thereto.

     The employment agreement also sets forth the agreement of the Chase Stockholders that, if the Chase Stockholders enter into an agreement to sell all or a majority of the shares of Common Stock of the Company owned by them, they will cause the buyer to give Mr. Silvers the opportunity to sell the same percentage of his shares of Common Stock of the Company as the Chase Stockholders are selling, on the same terms as are applicable to the sale by the Chase Stockholders.

     The Company has obtained "key-man" term insurance policies for Brett N. Silvers, Chairman of the Board and President of the Company and the Bank, Brian
J. Charlebois, Executive Vice President-Chief Operating Officer of the Bank and Leslie A. Galbraith, Executive Vice President-Chief Financial Officer of the Bank.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Human Resources Committee (f/k/a the Compensation Committee) of the Bank Board determines the compensation policies and programs of the Bank, subject to final approval by the Bank Board. During the year ended December 31, 1996, Mr. Silvers, Chairman of the Board and President of the Company and the Bank, served as Chairman of the Compensation Committee. Mr. Silvers is not on the Human Resources Committee for 1997. See "--Committees and Meetings of the Board of Directors of the Company and the Bank."

                             CERTAIN TRANSACTIONS

     On April 15, 1994, the Company issued 175,600 shares (614,600 shares after adjustment for the Stock Split) of Common Stock to Brett N. Silvers, Chairman of the Board and President of the Company and the Bank, for an aggregate purchase price of $1,037,796, or $5.91 per share ($1.69 per share after adjustment for the Stock Split). Mr. Silvers delivered to the Company, as payment of the purchase price, $17,560 in cash and a promissory note in the principal amount of $1,020,236 (the "Note"). To secure the payment of the Note, Mr. Silvers pledged all 175,600 shares of the Common Stock to the Company. No principal or interest is payable under the Note prior to December 31, 2000. The interest accrued on the Note, and any interest that would have accrued in the future, will be forgiven by the Company if the Offering is consummated resulting in a charge to net income of $165,000. The principal balance of the Note will be cancelled by the Company in certain circumstances. In addition to any possible forgiveness, the Company will provide a reimbursement to Mr. Silvers for all tax liabilities associated with such forgiveness and bonus. See "Management-Employment Agreements; Key-Man Insurance Policies."

     On March 21, 1997, the Company engaged the services of Carter Capital Corporation, a registered broker-dealer located in Southport, Connecticut, whose managing director is Michael R. Carter, a director of the Company and the Bank. Carter Capital Corporation has served as financial advisor during the Offering. The Company has agreed to pay a minimum of three thousand ($3,000) dollars per month to Carter Capital Corporation for such services.

     The Company and the Bank have with respect to this Offering, and from time to time, retained the services of the law firm of Bingham, Dana & Gould LLP. The Company anticipates that legal fees to be paid to Bingham, Dana & Gould LLP for 1997 will exceed $200,000. Bruce C. Silvers, a partner at Bingham, Dana & Gould LLP, is the brother of Brett N. Silvers, Chairman of the Board and President of the Company and the Bank.

     The Bank has had, and expects to have in the future, various loan and other banking transactions in the ordinary course of business with the directors, executive officers and principal stockholders of the Company, the Bank and entities with which such persons may be associated. All such transactions: (i) have been and will be made in the ordinary course of business; (ii) have been and will be made on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with unrelated persons; and (iii) in the opinion of management do not and will not involve more than the normal risk of collectability or otherwise present other terms less favorable to the Bank than would otherwise be obtained with unrelated persons. As of March 31, 1997, the total dollar amount of extensions of credit to directors and executive officers identified in "Management-Executive Officers and Directors," those stockholders named in the table in "Principal Stockholders" and any of their associates were approximately $2.4 million, which represented approximately 16% of total stockholders' equity as of such date.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of July 15, 1997, and as adjusted to reflect the Stock Split and the sale of the shares of Common Stock offered hereby, certain information with respect to the beneficial ownership of the Common Stock by: (i) each of the Company's and the Bank's Directors, (ii) all directors and executive officers of the Company and the Bank as a group, and
(iii) each other person (including any "group," as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) who is known by the Company to own beneficially 5% or more of the Common Stock. The Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares, except as noted below.


                                             SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                               OWNED BEFORE THE                       OWNED AFTER THE
NAME AND ADDRESS OF BENEFICIAL OWNER            OFFERING (1) (2)                       OFFERING(1) (2)
------------------------------------         --------------------                   --------------------
                                           NUMBER              PERCENT              NUMBER           PERCENT
                                           -------             -------             -------           -------
   ....................................
Arnold L. Chase (3)....................  3,659,677             63.38%             3,659,677              48.97%

Cheryl A. Chase (4)....................  3,659,677             63.38%             3,659,677              48.97%

Rhoda L. Chase (5).....................  3,659,677             63.38%             3,659,677              48.97%

David T. Chase (6).....................  3,659,677             63.38%             3,659,677              48.97%

Brett N. Silvers (7)...................    632,699             10.96%               632,699               8.47%

Bernard M. Waldman (8).................    468,175              8.11%               468,175               6.26%

Anthony Gannuscio (9)
   c/o Fleet National Bank.............    289,457              5.01%               289,457               3.87%

William J. Anderson (10)...............     71,092              1.22%                71,092               *

Leslie A. Galbraith (10)...............     64,575              1.11%                64,575               *

Brian Charlebois (10)..................     63,875              1.09%                63,875               *

Craig M. Cooper (11)...................     22,050              *                    22,050               *

David Sandberg.........................      5,096              *                     5,096               *

Frank P. Longobardi (12)...............      1,050              *                     1,050               *

Kenneth R. Sonenclar...................      1,050              *                     1,050               *

Michael R. Carter......................        875              *                       875               *

ALL EXECUTIVE OFFICERS AND
DIRECTORS AS A GROUP (12 PERSONS)......  4,990,214             86.95%             4,990,214              67.17%

_______________________________

*Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and includes voting or investment power with respect to the shares. Shares of Common Stock subject to options currently exercisable within sixty (60) days following July 15, 1997, are deemed outstanding for computing the share ownership and percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.
(2) The number of shares of Common Stock deemed outstanding prior to the Offering includes (i) 5,774,052 shares of Common Stock outstanding as of July 15, 1997 and (ii) 316,400 shares issuable pursuant to options held by persons which may be exercised within sixty (60) days of July 15, 1997.
     The number of shares of Common Stock deemed outstanding after the Offering includes the 1,700,000 shares of Common Stock offered hereby.
(3) Includes (i) 1,354 shares owned in joint tenancy with Sandra M. Chase, his wife, (ii) 947,279 shares beneficially owned by Cheryl A. Chase, Mr. Chase's sister, (iii) 112,521 shares held by the Rothschild Trust Cayman Ltd. Trust, of which Cheryl A. Chase is the primary beneficiary, (iv) 149,877 shares owned by David T. Chase, Mr. Chase's father, and (v) 1,400,000 shares owned by Rhoda L. Chase, Mr. Chase's mother. Mr. Chase disclaims beneficial ownership over all shares beneficially owned by Mr. Chase's sister, father and mother.
(4) Includes (i) 1,050,000 shares owned by Arnold L. Chase, Ms. Chase's brother, (ii) 112,521 shares held by the Rothschild Trust Cayman Ltd. Trust, of which Ms. Chase is the primary beneficiary, (iii) 149,877 shares owned by David T. Chase, Ms. Chase's father and (iv) 1,400,000 shares owned by Rhoda L. Chase, Ms. Chase's mother. Ms. Chase disclaims beneficial ownership over all shares beneficially owned by Ms. Chase's brother, mother and father.
(5)  Includes (i) 1,050,000 shares owned by Arnold L. Chase, Ms. Chase's son,
     (ii) 947,279 shares beneficially owned by Cheryl A. Chase, Ms. Chase's daughter, (iii) 112,521 shares held by the Rothschild Trust Cayman Ltd. Trust, of which Cheryl A. Chase is the primary beneficiary, and (iv) 149,877 shares owned by David T. Chase, Ms. Chase's husband. Ms. Chase disclaims beneficial ownership over all shares beneficially owned by Ms. Chase's children.
(6)  Includes (i) 1,050,000 shares owned by Arnold L. Chase, Mr. Chase's son,
     (ii) 947,279 shares beneficially owned by Cheryl A. Chase, Mr. Chase's daughter, (iii) 112,521 shares held by the Rothschild Trust Cayman Ltd. Trust, of which Cheryl A. Chase is the primary beneficiary, and (iv) 1,400,000 shares owned by Rhoda L. Chase, Mr. Chase's wife. Mr. Chase disclaims beneficial ownership over all shares beneficially owned by Mr. Chase's children.
(7)  Includes 17,748 shares held by Mr. Silvers' wife.
(8) Includes (i) 225,592 shares owned by Bernice Waldman, Mr. Waldman's wife and (ii) 242,141 shares owned by Mr. Waldman's three adult children and grandchildren. Mr. Waldman disclaims beneficial ownership over all shares beneficially owned by Mr. Waldman's children and grandchildren.
(9) Under the terms of Mr. Gannuscio's agreement with Fleet National Bank, dated as of July 20, 1990, Fleet National Bank has voting power over such shares.
(10) Includes shares of Common Stock subject to options which were exercisable as of July 15, 1997 and options which will be exercisable within sixty (60) days of July 15, 1997.
(11) Includes 4,550 shares owned in joint tenancy with Valarie Cooper, Mr. Cooper's wife and 17,500 shares held by the pension account of Mr. Cooper's father. Mr. Cooper disclaims beneficial ownership over all shares beneficially owned by Mr. Cooper's father.
(12) Includes 1,050 shares held in the name of Haggett, Longobardi & Co. LLC, of which Mr. Longobardi is a partner.

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 12,000,000 shares of Common Stock, par value $.10 per share, and 2,000,000 shares of Preferred Stock, par value $.10 per share.

COMMON STOCK

     As of July 15, 1997, a total of 5,774,052 shares of Common Stock were outstanding after giving effect to the Stock Split. Based upon the number of shares outstanding as of that date and giving effect to the issuance of the shares of Common Stock offered by the Company pursuant to this Offering, there will be 7,474,052 shares of Common Stock outstanding upon the closing of the Offering.

     Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Holders of Common Stock do not have cumulative voting rights. Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. Upon the closing of the Offering, there will be no shares of Preferred Stock outstanding.

PREFERRED STOCK

     The Board of Directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to an aggregate of 2,000,000 shares of Preferred Stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions on the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company. The rights, preferences and privileges of holders of the Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. The Company has no current plan to issue any shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER AND BY-LAW PROVISIONS

     The Amended and Restated Certificate of Incorporation of the Company (the "Charter") provides for the division of the Board of Directors into three classes as nearly equal in size as practicable with staggered three-year terms. See "Management--Board of Directors."

     The Charter and the Amended and Restated By-laws ("By-laws") provide that any action required or permitted to be taken by the stockholders of the Company may be taken only at a duly called annual or special meeting of the stockholders and that special meetings may be called only by the Chairman of the Board of Directors, the President, a majority of the entire Board of Directors of the Company or by holders of at least 30% of the shares of the Common Stock. These provisions could have the effect of delaying until the next annual stockholders meeting stockholder actions which are favored by certain of the stockholders, including actions to remove directors. These provisions may also discourage another person or entity from making a tender offer for the Company's Common Stock, because such person or entity, even if it acquired all or a majority of the outstanding voting securities of the Company, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

     The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. The Charter requires the affirmative vote of a majority of the entire Board of Directors or the holders of at least 66 2/3% of the outstanding voting stock of the Company to amend or repeal any of the foregoing Charter provisions or to reduce the number of authorized shares of Common Stock and Preferred Stock. A 66 2/3% vote of the outstanding voting stock of the Company is also required to amend or repeal the Company's By-laws. Such stockholder vote would in either case be in addition to any separate class vote that might in the future be required pursuant to the terms of any Preferred Stock that might be outstanding at the time any such amendments are submitted to stockholders. The By-laws may also be amended or repealed by a majority vote of the Board of Directors.

     The By-laws provide that for nominations for the Board of Directors or for other business to be properly brought by a stockholder before an annual meeting of stockholders, the stockholder must first have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice generally must be delivered not later than 120 days in advance of the first anniversary of the date that the Company's proxy statement to stockholders is delivered in connection with the prior year's annual meeting of stockholders or 90 days prior to the date of the meeting if no such proxy statement was delivered to the stockholders. The notice must contain, among other things, certain information about the stockholder delivering the notice and, as applicable, background information about each nominee or a description of the proposed business to be brought before the meeting. Business transacted at a special meeting is limited to the purposes for which the meeting is called.

     The foregoing provisions could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. See "Risk Factors--Effect of Anti-takeover Provisions; and "Management--Employment Agreement; Key-Man Insurance Policies."

     The Charter contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving certain wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. The Charter and By-laws also contain provisions indemnifying the directors and officers of the Company to the fullest extent permitted by the DGCL. The Company has obtained a directors and officers liability insurance policy which provides for indemnification of its directors and officers against certain liabilities incurred in their capacities as such. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors.

     The Company is subject to the provisions of Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A "business combination" includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or owned within three years prior, 15% or more of the corporation's voting stock.

     TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Upon completion of the Offering, the Company will have outstanding 7,474,052 shares of Common Stock, assuming no exercise of options after July 15, 1997 (7,729,052 shares of the Underwriters over-allotment option is exercisable in full). Of these shares, the 1,700,000 shares offered hereby (1,955,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act ("Rule 144") described below. Of the remaining 5,774,052 shares of Common Stock outstanding upon closing of the Offering, 5,120,248 shares are either "restricted securities" as that term is defined in Rule 144 or are held by persons who may be deemed "affiliates" of the Company. Of the remaining 5,774,052 shares, _________ shares are subject to lock-up agreements (described below).

     Upon completion of the Offering, 289,457 shares will be eligible for immediate sale without lock-up agreement pursuant to Rule 144(k) and, beginning 90 days after commencement of the Offering, 31,675 shares will become eligible for sale pursuant to Rule 144 or Rule 701 under the Securities Act ("Rule 701"). Upon expiration of the lock-up agreements, an aggregate of 654,331 shares will become immediately eligible for sale without restriction pursuant to Rule 144(k) or Rule 701 (described below), and approximately 4,183,638 additional shares will be eligible for sale subject to the timing, volume, and manner of sale restrictions of Rule 144. The 614,951 remaining shares will be subject to all of the restrictions of Rule 144. In addition, 316,925 additional shares of Common Stock subject to outstanding and vested stock options could also be sold, subject in some cases to compliance with certain volume limitations as described below.

     In general, under Rule 144, as recently amended, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an affiliate from whom such shares were purchased) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of
(i) one percent of the number of shares of Common Stock then outstanding (approximately 74,741 shares immediately after the completion of the Offering) or (ii) generally, the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are generally subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner other than an affiliate from whom such shares were purchased), is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Under Rule 701, persons who purchase shares upon exercise of options granted prior to the effective date of the Offering are entitled to sell such shares 90 days after the effective date of the Offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice provisions of Rule 144.

     Pursuant to the lock-up agreements, certain of the Company's officers, directors and stockholders, owning upon completion of the Offering, in the aggregate, ________ shares of Common Stock, have executed agreements pursuant to which each has agreed that, subject to certain exceptions, they will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, pledge, contract of sale, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. Further, holders of outstanding and vested stock options for, in the aggregate, an additional 316,400 shares of Common Stock are subject to 180 day lock-up agreements with the Company and/or Prudential Securities Incorporated on behalf of the Underwriters. The Company has agreed that it will not, for a period of 180 days from the date of this Prospectus, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any shares of Common Stock or other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, any shares of Common Stock, or other capital stock of the Company without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that such agreement does not prevent the Company from granting additional options under the Company's stock option plans. Prudential Securities Incorporated may in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

     Approximately 180 days after the date of this Prospectus, the Company intends to file a Registration Statement on Form S-8 covering an aggregate of approximately 1,017,506 shares of Common Stock that have been reserved for issuance under the 1996 Stock Option Plan and 1994 Incentive Stock Option Plan, thus permitting the resale of such shares in the public market without restriction under the Securities Act.

     Prior to the Offering, there has not been any public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect the prevailing market prices and impair the Company's ability to raise capital through the sale of equity securities.

                                  UNDERWRITING


     The underwriters named below (the "Underwriters"), for whom Prudential Securities Incorporated and Keefe, Bruyette & Woods, Inc. are acting as representatives (the "Representatives), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names:

                                             NUMBER
UNDERWRITER                                 OF SHARES
-----------                                 ---------
Prudential Securities Incorporated.......
Keefe, Bruyette & Woods, Inc.............




          Total                             ---------


                                            =========

     The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriters, through the Representatives, have advised the Company that they propose to offer the Common Stock initially at the public offering price set forth on the cover page of this Prospectus; that the Underwriters may allow to selected dealers a concession of $____ per share; and that such dealers may reallow a concession of $____ per share to certain other dealers. After the Offering, the offering price and the concessions may be changed by the Representatives.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 255,000 additional shares of Common Stock at the offering price, less underwriting discounts and commissions, as set forth on the cover page of this Prospectus. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to 1,700,000.

     The Company, certain of the directors, executive officers and other securityholders of the Company have agreed that they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, or grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, contract of sale, pledge or grant of any option to purchase or other sale or disposition of any shares of Common Stock or of equity securities of the Company substantially similar thereto or any securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or such similar securities for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters. In addition, the Company has agreed that it will not, directly or indirectly, offer, sell, offer to sell, pledge contract to sell or grant any option to purchase or otherwise sell or dispose of (or announce any offer, sale, offer of sale, pledge, contract for sale or grant of any option to purchase or other sale or disposition of) any shares of Common Stock or of equity securities of the Company substantially similar thereto or any other securities convertible into, or exchangeable or exercisable for, any shares of Common Stock or such similar securities for a period of 180 days after the date of this Prospectus, without the prior written consent of Prudential Securities Incorporated, on behalf of the Underwriters, except that during such period, shares of Common Stock may be issued upon the exercise of outstanding stock options and the Company may issue employee stock options which are exercisable after the 180th day after the date of this Prospectus. Prudential Securities Incorporated, may, in its sole discretion, at any time and without prior notice, release all or any portion of the shares of Common Stock subject to such agreements.

     The Company has agreed to indemnify the several Underwriters against or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

     The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the offering price will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in making such determination will be prevailing market conditions, the Company's financial and operating history and condition, its prospects and prospects for the industry in general, the management of the Company and the market prices of securities for companies in businesses similar to that of the Company.

     In connection with the Offering, certain Underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position for the account of the selling Underwriters by selling more Common Stock in connection with the Offering then they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 255,000 shares of Common Stock, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of the other Underwriters, the selling concession with respect to the Common Stock that is distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and, if any is undertaken, it may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the shares offered hereby will be passed upon for the Company by Bingham, Dana & Gould LLP, Boston, Massachusetts. Certain legal matters will be passed upon for the Underwriters by Stroock & Stroock & Lavan LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of the Company and its subsidiary included in this Prospectus and Registration Statement have been audited by Coopers & Lybrand L.L.P., certified independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to such Registration Statement and to the schedules and exhibits filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or any other document are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all schedules and exhibits thereto, may be inspected, copied and obtained at prescribed rates at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Regional Offices of the Commission at Suite 1400, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Thirteenth Floor, New York, New York 10048. The Commission also maintains a website at (http:\\www.sec.gov).

                         ANNUAL AND QUARTERLY REPORTS

     The Company intends to furnish its stockholders with annual reports containing financial statements audited by its independent auditors and quarterly reports for the first three quarters of each fiscal year containing unaudited condensed financial information. In addition, after the Offering, the Company will be subject to the information requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Commission.

                       FIRST INTERNATIONAL BANCORP, INC.
                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Accountants........................................  F-2

Financial Statements of First International Bancorp

     Consolidated Balance Sheets as of March 31, 1997 (unaudited), and
     December 31, 1996 and 1995..........................................  F-3

     Consolidated Statements of Income for the three months ended
     March 31, 1997 and 1996 (unaudited) and the years ended
     December 31, 1996, 1995 and 1994....................................  F-5

     Consolidated Statements of Changes in Stockholders' Equity for the
     three months ended March 31, 1997 (unaudited) and the years ended
     December 31, 1996, 1995 and 1994....................................  F-6

     Consolidated Statements of Cash Flows for the three months ended
     March 31, 1997 and 1996 (unaudited) and the years ended December
     31, 1996, 1995 and 1994.............................................  F-8

     Notes to Consolidated Financial Statements..........................  F-10

                       REPORT OF INDEPENDENT ACCOUNTANTS
                       ---------------------------------

THE BOARD OF DIRECTORS AND STOCKHOLDERS
  OF FIRST INTERNATIONAL BANCORP, INC.

     We have audited the consolidated balance sheets of First International Bancorp, Inc. and Subsidiary (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First International Bancorp, Inc. and Subsidiary as of December 31, 1996 and 1995, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.



Coopers & Lybrand L.L.P.

Hartford, Connecticut
January 29, 1997
(except for Note 1, as it
relates to "Earnings Per
Share" and "Common Stock
Split", and Note 13 as to
which the date is
June 26, 1997)

               FIRST INTERNATIONAL BANCORP, INC. AND SUBSIDIARY
               ------------------------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

                                    ASSETS
                                    ------

                                              AT MARCH 31,                AT DECEMBER 31,
                                              -------------         ---------------------------
                                                  1997                  1996           1995
                                              -------------         -------------  ------------
                                               (UNAUDITED)
Cash and due from banks.....................  $  8,324,099          $  5,866,653   $  5,250,477
Federal funds sold..........................     2,750,000            13,000,000      4,800,000
                                              ------------          ------------   ------------
     Cash and cash equivalents..............    11,074,099            18,866,653     10,050,477

Investment securities (Note 2):
     Available for sale at fair value.......    11,807,068            11,523,795      6,642,123
Held to maturity at amortized cost (fair
  value $3,001,163, $3,055,997 and
  $4,104,322)...............................     3,035,528             3,062,478      4,116,443
     U.S. Agency stocks at cost.............     1,287,350             1,287,350        872,350
Loans, net (Note 3).........................   117,404,174           109,452,484    102,731,649
Accrued interest receivable.................     1,031,167               823,471        877,330
Other real estate owned, net................             -                     -        300,000
Premises and equipment, net (Note 4)........     1,690,285             1,515,180      1,270,273
Receivable from loans sold (Note 1).........     9,048,746            10,341,091     11,272,960
Prepaid expenses and other
 assets (Note 3)............................     5,794,321             4,769,271      3,088,914
                                              ------------          ------------   ------------

     Total assets...........................  $162,172,738          $161,641,773   $141,222,519
                                              ============          ============   ============

                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------

Deposits (Note 5)...........................  $143,738,532          $144,316,149   $128,361,468
U.S. Treasury demand note...................     1,134,464             1,061,449        220,685
Accrued interest payable....................       558,080               621,609        298,076
Other liabilities...........................     1,674,601             1,426,991        740,666
                                              ------------          ------------   ------------
     Total liabilities......................   147,105,677           147,426,198    129,620,895
                                              ------------          ------------   ------------

Commitments and Contingencies
  (Notes 3 and 4)

Stockholders' equity (Notes 1,
  7, 8, 9 and 13):
  Common stock, $.10 par value,
  12,000,000   shares authorized;
  5,773,527, 5,766,352 and
  5,753,227 shares issued and
  outstanding...............................       577,353               576,635        575,323
Preferred Stock, $.10 par value,
 2,000,000 shares authorized no
 shares issued and outstanding..............             -                     -              -
Paid-in capital in excess of par
 value......................................     8,233,410             8,221,659      8,201,885
Stockholder note receivable.................      (953,967)             (953,967)    (1,006,678)
Unrealized holding loss on investments
 available-for-sale, net....................       (82,460)              (74,220)       (28,300)
Retained earnings...........................     7,292,725             6,445,468      3,859,394
                                              ------------          ------------   ------------
     Total stockholders' equity.............    15,067,061            14,215,575     11,601,624
                                              ------------          ------------   ------------

     Total liabilities and
      stockholders' equity................... $162,172,738          $161,641,773   $141,222,519
                                              ============          ============   ============

   The accompanying notes are an integral part of the consolidated financial statements.

               FIRST INTERNATIONAL BANCORP, INC. AND SUBSIDIARY
               ------------------------------------------------
                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------

                                                                                         THREE MONTHS ENDED
                                          YEAR ENDED DECEMBER 31,                             MARCH 31,
                                   -------------------------------------               -----------------------
                                      1996         1995         1994                      1997         1996
                                   -----------  -----------  -----------               -----------  ----------
                                                                                              (UNAUDITED)
INTEREST INCOME:
  Loans, including net fees......  $12,027,413  $10,265,578   $6,895,123               $2,857,477   $2,960,792
  Investment securities..........      646,059      750,300      799,499                  235,236      178,095
  Federal funds sold.............      631,967      585,073      302,756                  166,572       83,351
                                   -----------  -----------   ----------               ----------   ----------
       Total interest income.....   13,305,439   11,600,951    7,997,378                3,259,285    3,222,238
                                   -----------  -----------   ----------               ----------   ----------
INTEREST EXPENSE:
     Deposits....................    5,714,156    4,770,934    2,959,649                1,453,082    1,372,742
     Other.......................       27,229       97,790      190,719                    6,755        9,818
                                   -----------  -----------   ----------               ----------   ----------
          Total interest
           expense...............    5,741,385    4,868,724    3,150,368                1,459,837    1,382,560
                                   -----------  -----------   ----------               ----------   ----------
     Net interest income.........    7,564,054    6,732,227    4,847,010                1,799,448    1,839,678
PROVISION FOR POSSIBLE LOAN
     LOSSES......................    3,486,974    1,237,480    1,683,046                  367,700      349,110
                                   -----------  -----------   ----------               ----------   ----------
Net interest income after
  provision for possible
  loan losses....................    4,077,080    5,494,747    3,163,964                1,431,748    1,490,568

NON-INTEREST INCOME:
     Service charges and other
      deposit fees...............      423,887      397,874      385,404                   90,518      122,510

     Loan servicing income and
      fees.......................    1,475,392      896,387      492,961                  526,699      269,665
     Gain on sale of guaranteed
      commercial loans...........    4,904,588    2,744,249    2,712,663                2,044,662    1,252,155
     Gain on sale of unguaranteed
      portions of commercial
      loans......................      841,700           --           --                       --           --
     Gain on sale of other
      commercial loans...........       91,317       97,033           --                  120,940        7,822
     Gain on residential loan
      sales......................        6,593       18,123       17,371                   56,272          940
     Gain on branch sale.........    2,201,781           --           --                       --           --
                                   -----------  -----------   ----------               ----------   ----------
          Total non-interest
           income................    9,945,258    4,153,666    3,608,399                2,839,091    1,653,092
                                   -----------  -----------   ----------               ----------   ----------
          Total operating
           income................   14,022,338    9,648,413    6,772,363                4,270,839    3,143,660
                                   -----------  -----------   ----------               ----------   ----------
NON-INTEREST EXPENSE:
     Salaries and benefits.......    4,963,436    3,398,992    2,485,375                1,680,391      972,431
     Occupancy...................      773,776      572,940      492,895                  211,142      179,771
     Furniture and equipment.....      462,288      407,221      344,385                  147,951      118,489
     Outside services............      230,500      210,060      198,034                   53,439       63,279
     Foreclosed property and
      collection, net............      360,395      311,335      364,517                   (6,325)     148,458
     FDIC and OCC assessments....       69,208      205,630      295,842                   16,323       21,095
     Other.......................    1,565,618    1,021,606      948,375                  393,062      305,377
                                   -----------  -----------   ----------               ----------   ----------
          Total non-interest
           expense...............    8,425,221    6,127,784    5,129,423                2,495,983    1,808,900
                                   -----------  -----------   ----------               ----------   ----------

     Income before income
       taxes.....................    5,597,117    3,520,629    1,642,940                1,774,856    1,334,760


PROVISION FOR INCOME TAXES
     (NOTE 9)....................    2,352,781    1,494,400      583,000                  762,846      580,449
                                   -----------  -----------   ----------               ----------   ----------

     NET INCOME..................  $ 3,244,336  $ 2,026,229   $1,059,940               $1,012,010   $  754,311
                                   ===========  ===========   ==========               ==========   ==========

EARNINGS PER SHARE

     (NOTES 1 AND 7).............         $.54         $.34         $.18                     $.17         $.13
                                   ===========  ===========   ==========               ==========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

               FIRST INTERNATIONAL BANCORP, INC. AND SUBSIDIARY
               ------------------------------------------------
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          ----------------------------------------------------------
   FOR THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND THE YEARS ENDED
   -------------------------------------------------------------------------
                       DECEMBER 31, 1996, 1995 AND 1994
                       --------------------------------

                                                    Paid-in Capital in                      Unrealized Holding
                                          Common       Excess of Par    Stockholder Note    Loss on Investments
                                           Stock          Value            Receivable        Available-for-Sale   Retained Earnings
                                        ----------  ------------------  ----------------  ----------------------  -----------------
 BALANCE AT JANUARY 1, 1994...........    $522,582      $7,362,489                  $-                    $-           $  937,603

Issuance of 614,600 shares
 of common stock (Note 7).............      61,460         976,336          (1,020,236)                    -                    -
Repurchase and retirement
 of 28,550 shares
  of common stock (Note 7)............      (2,856)        (40,236)                  -                     -                    -
Unrealized holding loss,
 net of income taxes..................           -               -                   -              (182,000)                   -
1994 net income.......................           -               -                   -                     -           $1,059,940
                                        ----------  ------------------  ----------------  ----------------------  -----------------

 BALANCE AT DECEMBER 31, 1994.........     581,186       8,298,589          (1,020,236)             (182,000)           1,997,543

Repurchase and retirement
 of 62,132 shares of
  common stock (Note 7)...............      (6,213)       (102,529)                  -                     -                    -
Issuance of 3,500 shares
 of common stock under
  option plan (Note 8)................         350           5,825                   -                     -                    -
Dividend on common stock
 ($.03/share).........................           -               -                   -                     -             (164,378)
Principal payment on
 stockholder note
  receivable (Note 7).................           -               -              13,558                     -                    -
Reduction in unrealized
 holding loss, net of
  income taxes........................           -               -                   -               153,700                    -
1995 net income.......................           -               -                   -                     -            2,026,229
                                        ----------  ------------------  ----------------  ----------------------  -----------------

 BALANCE AT DECEMBER 31, 1995.........    $575,323      $8,201,885         $(1,006,678)             $(28,300)          $3,859,394

Repurchase and retirement
 of 7,875 shares of
  common stock (Note 7)...............        (788)        (21,071)                  -                     -                    -
Issuance of 21,000 shares
 of common stock under
  option plan (Note 8)................       2,100          40,845                   -                     -                    -
Dividends on common stock
 ($.11/share).........................           -               -                   -                     -             (658,262)

               FIRST INTERNATIONAL BANCORP, INC. AND SUBSIDIARY
               ------------------------------------------------
          CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
          ----------------------------------------------------------
   FOR THE THREE MONTHS ENDED MARCH 31, 1997 (UNAUDITED) AND THE YEARS ENDED
   -------------------------------------------------------------------------
                       DECEMBER 31, 1996, 1995 AND 1994
                       --------------------------------

                                                    Paid-in Capital in                      Unrealized Holding
                                          Common       Excess of Par    Stockholder Note    Loss on Investments
                                           Stock          Value            Receivable        Available-for-Sale   Retained Earnings
                                        ----------  ------------------  ----------------  ----------------------  -----------------
Principal payment on
 stockholder note
 receivable (Note 7)..................         -                -              52,711                      -                   -
Increase in unrealized
 holding loss,
 net of income taxes..................         -                -                   -                (45,920)                  -
1996 net income.......................         -                -                   -                      -           3,244,336
                                       ---------        ---------           ---------               --------           ---------

 BALANCE AT DECEMBER 31, 1996......... $ 576,635    $   8,221,659       $    (953,967)    $          (74,220)     $    6,445,468

Issuance of 7,175 shares
 of common stock under
 option plan..........................       718           11,751                   -                      -                   -
Dividend on common stock ($.03/share).         -                -                   -                      -            (164,753)
 Increase in unrealized holding
 loss, net of income taxes............         -                -                   -                 (8,240)                  -
Net income............................         -                -                   -                      -           1,012,010
                                       ---------        ---------           ---------               --------           ---------

 BALANCE AT MARCH 31, 1997............ $ 577,353    $   8,233,410       $    (953,967)    $          (82,460)     $    7,292,725
                                       =========       ==========         ===========               ========          ==========

   The accompanying notes are an integral part of the consolidated financial statements.

               FIRST INTERNATIONAL BANCORP, INC. AND SUBSIDIARY
               ------------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                                                                                                      THREE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,                      MARCH 31,
                                                    -----------------------------------------      --------------------------
                                                        1996           1995           1994            1997           1996
                                                    ------------   ------------   ------------     -----------   ------------
                                                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...................................     $  3,244,336   $  2,026,229   $  1,059,940     $ 1,012,010   $    754,320
                                                    ------------   ------------   ------------     -----------   ------------
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Depreciation and amortization..............          374,030        314,732        280,826         144,421         89,085
    Amortization of investment
      premiums, net............................           55,024         92,835        250,026           2,090         16,654
    Accretion of loan discount, net............        1,041,935        484,661        980,531         225,249        353,715
    Provision for possible loan
      losses...................................        3,486,974      1,237,480      1,683,046         367,700        349,110
    Provision for loss on other real
      estate owned.............................          200,000        280,000        330,345               -        102,000
    Increase in other liabilities..............          686,325        122,040        485,540         247,610        192,843
    (Increase) decrease in deferred
      loan costs...............................          (15,517)        35,082         16,449         (85,011)       (22,612)
    (Increase) decrease in accrued
      interest receivable......................           53,859       (193,936)      (147,164)       (207,696)      (117,042)
    Decrease (Increase) in accrued
      interest payable.........................          323,533           (779)        (2,889)        (63,529)        94,790
    Deferred income tax provision
      (benefit)................................         (248,824)       (52,554)        47,300               -              -
    Gain on sale of loans......................       (1,017,650)      (352,515)       437,479        (572,170)      (449,237)
    Decrease (increase) in prepaid
      expenses and other assets................         (463,084)    (4,250,866)    (4,044,442)        272,814     (2,083,017)
                                                    ------------   ------------   ------------     -----------   ------------

            Total adjustments..................        4,476,605     (2,283,820)       317,047         331,478     (1,473,711)
                                                    ------------   ------------   ------------     -----------   ------------
            Net cash provided by
              (used in) operating
               activities......................        7,720,941       (257,591)     1,376,987       1,343,488       (719,391)
                                                    ------------   ------------   ------------     -----------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net increase in loans........................      (10,216,577)   (12,758,589)   (25,221,962)     (7,887,458)   (11,860,318)
  Purchase of investment securities
    available for sale.........................      (10,513,906)    (1,497,969)    (3,498,428)       (497,500)      (499,219)
  Purchase of investment securities
    held to maturity...........................         (500,000)       (75,000)    (1,000,000)              -              -
  Purchase of equity securities................         (415,000)        (4,500)      (221,200)              -              -
  Proceeds from maturities and
    principal repayments of
    investment securities
    available for sale.........................        5,522,946      3,105,542      8,820,945         198,378        287,759
  Proceeds from maturities and
    principal repayments of
    investment securities held to
    maturity...................................        1,525,729        961,202      1,118,951          26,950      1,238,129
  Proceeds from sale of branch
    premises...................................          275,000              -              -               -              -
  Proceeds from sale of other real
    estate owned...............................          100,000              -        286,663               -
  Capital expenditures, net....................         (893,937)      (371,783)      (164,303)       (319,526)       (69,978)
                                                    ------------   ------------   ------------     -----------   ------------
            Net cash used in
              investing activities.............      (15,115,745)   (10,641,097)   (19,879,334)     (8,479,156)   (10,903,627)
                                                    ------------   ------------   ------------     -----------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase (decrease) in deposits..........       15,954,681     16,512,269     16,062,341        (577,617)    13,787,313
  Net increase (decrease) in other
    borrowings.................................          840,764       (105,647)      (498,500)         73,015        (44,715)
  Increase in FHLBB Advances...................                -              -      2,100,000               -              -
  Repayments of FHLBB Advances.................                -     (2,788,589)    (3,172,000)              -              -
  Proceeds from sale of common
    stock......................................           42,945          6,175         17,560          12,469              -
  Repurchase of common stock...................          (21,859)      (108,742)       (43,092)              -              -
  Dividend paid................................         (658,262)      (164,378)             -        (164,753)      (164,378)
  Principal payment on stockholder
  note receivable..............................           52,711         13,558              -               -         13,178
                                                    ------------   ------------   ------------     -----------   ------------

            Net cash provided by
            (used in) financing
            activities.........................       16,210,980     13,364,646     14,466,309        (656,886)    13,591,398
                                                    ------------   ------------   ------------     -----------   ------------

Net increase (decrease) in cash and
 cash equivalents..............................       8,816,176      2,465,958     (4,036,038)     (7,792,554)     1,968,380

Cash and cash equivalents at
  beginning of year............................       10,050,477      7,584,519     11,620,557      18,866,653     10,050,477
                                                    ------------   ------------   ------------     -----------   ------------
Cash and cash equivalents at end of
  year.........................................     $  8,866,653   $ 10,050,477   $  7,584,519      11,074,099     12,018,857
                                                    ============   ============   ============     ===========   ============

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:

   Cash paid during the year for:
    Interest...................................     $  5,417,852   $  4,869,184   $  3,153,585     $ 7,523,366   $  1,287,993
    Income taxes...............................        2,664,259      1,693,483        289,127         124,400        369,677

    Non-cash items:
      Real estate acquired in
        settlement of loans....................     $          -   $    580,000   $          -     $         -   $          -

   The accompanying notes are an integral part of the consolidated financial statements.

               FIRST INTERNATIONAL BANCORP, INC. AND SUBSIDIARY
               ------------------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
     -------------------------------------------

     BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of First International Bancorp, Inc. (the Company) and its wholly-owned subsidiary, First National Bank of New England (formerly known as First National Bank of Connecticut). Intercompany accounts and transactions have been eliminated in consolidation. First National Bank of New England (the Bank) sold its last retail branch facility and certain deposits in 1996. The Bank operates a full service branch at its headquarters in Hartford, Connecticut and representative offices, which are responsible for regional loan origination efforts, in Boston and Springfield, Massachusetts, Providence, Rhode Island, Morristown, New Jersey, Pittsburgh, Pennsylvania and Washington D.C. The Bank's primary revenues are derived from net interest income and the origination and sale, on a servicing retained basis, of commercial loans. The Bank is a national leader in the use of loan guarantee programs offered by the U.S. Small Business Administration
     (SBA), the U.S. Department of Agriculture (USDA) and the Export-Import Bank of the United States (Ex-Im Bank). Continued availability of such loan guarantees are dependent upon timely and adequate federal budget appropriations. Each of these federal programs is funded through September 1997, but there can be no assurance of sufficient budgetary allocations to allow a continuation of such programs in substantially their current form.

     In preparing the consolidated financial statements, management makes estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and the results of operations for the period. Material estimates in these consolidated financial statements relate to the allowance and provision for possible loan losses, the valuation of other real estate owned and the estimated lives of loans sold where servicing has been retained. Market conditions are evaluated and independent appraisals of significant properties are obtained by management as needed in the process of setting the estimates. Notwithstanding this, such estimates are particularly sensitive to the economic environment and can be significantly affected by changing economic conditions affecting the value of the collateral, interest rates, borrowers' financial position and other factors. Accordingly, actual results could differ significantly from the estimates.

     INVESTMENT SECURITIES

     Securities that may be sold as part of the Company's asset/liability or liquidity management, or in response to or in anticipation of changes in interest rates and resulting prepayment risk, or for other similar factors, are classified as available-for-sale and carried at fair market value. Unrealized holding gains and losses on such securities are reported net of related taxes as a separate component of stockholders' equity. Debt securities that the Company has the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at amortized cost. Realized gains and losses on the sales of all investment securities are reported in earnings and computed using the specific identification cost basis. Declines in the market value of investment securities that are deemed to be other than temporary are charged to income.

     LOANS

     Loans are stated at their principal amount outstanding. Interest income on loans is recognized on the simple interest method based upon the principal amount outstanding.

     In May 1995, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights," - an amendment of FASB Statement No. 65 (SFAS
     122), which the Company adopted on January 1, 1996. SFAS 122 amends FASB Statement No. 65, "Accounting for Certain Mortgage Banking Activities," to provide that a mortgage banking enterprise recognize as separate assets rights to service mortgage loans for others, however those servicing rights are acquired. It also requires the Company to assess its capitalized mortgage servicing rights for impairment based on the fair value of those rights. The adoption of this statement did not have a material impact on the Company's financial condition or its results of operations.

     In June 1996, FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. These standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. SFAS No. 125 also provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The adoption of this statement as of January 1, 1997 did not have a material impact on the Company's financial condition or its results of operations. This statement generally applies SFAS No. 122 concepts to a variety of assets sold and the resultant retained servicing. SFAS No. 125 also changed terminology used to describe the methods and assumptions used to calculate the servicing assets. The discussion below reflects the concepts and terminology included in SFAS No. 125.

     Receivable from loans sold and gain on commercial loan sales are primarily attributable to the sale of commercial loans which have been at least partially guaranteed by the SBA, the USDA and Ex-Im Bank. The Company is required to retain at least 10% of the unguaranteed portions of SBA and 5% of the unguaranteed portions of USDA loans. Transactions are generally settled within 30 days of the sale. The gains are calculated in accordance with Emerging Issues Task Force Issue No. 88-11 (EITF 88-11), which requires that the gain on the sale of a portion of a loan be based on the relative fair market values of the loan sold and the loan retained. A portion of the gain on commercial loan sales is due to an excess servicing asset which represents the present value of the differential between the servicing fee received by the Bank and the sum of the Bank's costs and a normal profit after considering the estimated effects of prepayments. The discount rate utilized in calculating the excess servicing asset approximates the market rate an investor would demand on a risk-adjusted basis. The excess servicing asset is amortized as a charge to non-interest income over the estimated lives of the underlying loans. The excess servicing asset is carried at the lower of amortized cost or net realizable value.

     Unearned interest reflected as a reduction of loans in the consolidated balance sheet relates primarily to the discount recognized under EITF 88-11 on the retained portion of the commercial loans sold. The discount is recorded in interest income over the estimated life of the retained loan.

     LOAN ORIGINATION FEES (COSTS)

     Fees for loan originations and commitments, and related origination costs, are deferred and recognized as a yield adjustment utilizing the interest method over the contractual life of the related loan, adjusted for prepayment and sales.

     PROVISION/ALLOWANCE FOR POSSIBLE LOAN LOSSES

     On January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan" and No. 118 "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures" (SFAS 114 and 118). SFAS 114 and 118 require creditors to evaluate the collectibility of impaired loans, as defined below, based on the present value of expected future cash flows discounted at the historical effective interest rate, except that all collateral-dependent loans are measured for collectibility of contractual principal and interest based on the estimated fair value of the collateral. As permitted by the Statements, smaller-balance homogeneous loans consisting of residential mortgages and consumer loans are evaluated for collectibility by the Company based on historical loss experience rather than on an individual loan-by-loan basis. The Company considers a loan to be impaired for SFAS 114 and 118 purposes when, based on current information and events, it is probable that it will be unable to collect all amounts of contractual interest and principal as scheduled in the loan agreement. Such loans are placed on non-accrual when such determination is made. An insignificant delay of under 60 days or a 10% shortfall in the amount of the payment is not an event that, when considered in isolation, would automatically cause the Company to consider a loan to be impaired for purposes of SFAS 114 and 118. The Company evaluates all impaired loans, other than small balance loans, on an individual loan-by-loan basis; it does not aggregate impaired loans into major risk classifications. The Company places a loan on nonaccrual status when it is 90 days or more past due or when, in management's assessment, the full collectability of principal and interest is uncertain. Except for certain restructured loans, impaired loans are loans that are on nonaccrual status.

     When an impaired loan or a portion of an impaired loan is deemed uncollectible, the portion deemed uncollectible is charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance.

     The Company generally recognizes interest income on impaired loans on a cash basis and reverses any accrued interest income at the date of determination.

     Any loans restructured prior to the adoption of SFAS 114 and 118 are accounted for in accordance with SFAS No. 15 "Accounting by Debtors and Creditors for Troubled Debt Restructurings."

     Prior to the adoption of SFAS 114 and 118, the allowance for loan losses related to all loans was based on undiscounted cash flows or the fair value of the collateral for collateral dependent loans. The adoption of SFAS 114 and 118 did not result in any additions to the provision for loan losses.

     Management determines the adequacy of its allowance for possible loan losses primarily through periodic reviews of the loan portfolio, loan delinquencies, collateral on loans and past payment history adjusted for such factors as known changes in the character of the loan portfolio, current economic conditions and the provisions of SFAS 114 and 118. Consideration is also given to anticipated economic conditions, as well as other relevant factors in establishing the allowance. The allowance is increased by provisions for loan losses charged to income and decreased by charge offs, net of recoveries.

     OTHER REAL ESTATE OWNED

     Other real estate owned (OREO), representing property acquired by foreclosure or acceptance of a deed in lieu of foreclosure is carried at the lower of the unpaid loan balance at the date of acquisition or fair value. Improvements are capitalized to the extent realizable. Holding and selling costs are expensed as incurred.

     PREMISES AND EQUIPMENT

     Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the period of the related lease using the straight-line method. Costs of maintenance and repairs are expensed, while major improvements are capitalized.

     INCOME TAXES

     Income taxes are provided based on the asset/liability method of accounting. Deferred income taxes and tax benefits are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when it is more likely than not that some portion of the deferred tax asset will not be realized.

     EARNINGS PER SHARE

     Earnings per share have been computed based on the weighted average outstanding shares (December 31, 1996 - 5,969,027; 1995 - 5,981,861; 1994 -
     5,739,871; and March 31, 1997 - 5,976,671; 1996 -5,958,205).  In accordance with Staff Accounting Bulletin Topic 4-D, for all periods presented, earnings per share have been computed by including common stock equivalents associated with the Company's stock options issued one year prior to the expected public offering date of September 1997. The effect of such equivalents was computed under the treasury stock method, assuming the repurchase of such options at an assumed offering price of $12.00 per share. (See Notes 8 and 13.)

     STOCK OPTION PLANS

     SFAS 123, "Accounting for Stock Based Compensation" (SFAS 123) issued in October 1995 gives companies the option of employing intrinsic value accounting under the guidelines of Accounting Principles Board (APB) No. 25 or fair value accounting for stock based compensation. While SFAS 123 does not require the adoption of fair value accounting, it does require certain disclosures in the financial statements as if fair value accounting had been adopted, including pro forma net income and earnings per share. The Company adopted this accounting standard effective January 1, 1996 for disclosure purposes only and will continue to apply APB 25 in accounting for stock based compensation.

     COMMON STOCK SPLIT

     On June 26, 1997, the Company's stockholders approved a 3.5-for-1 stock split to stockholders of record on July 14, 1997, to be effective August 7, 1997. Stockholders' equity has been restated to give retroactive recognition to the stock split in prior periods by reclassifying from paid-in capital in excess of par value to common stock an amount equal to the par value of the additional shares arising from the split. In addition, all references to the number of shares, per share amounts and stock option data have been restated.

     STATEMENT OF CASH FLOWS

     For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are sold for one day periods or terms of less than 30 days.

     RECLASSIFICATIONS

     Certain amounts from 1995 and 1994 have been reclassified to conform to the 1996 presentation.

     UNAUDITED INFORMATION

     The unaudited financial statements and related notes as of March 31, 1997 and for the three-month periods ended March 31, 1997 and 1996 reflect, in the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the statements of operations, cash flows and balance sheets as of and for the periods presented. These unaudited financial statements should be read in conjunction with the audited financial statements and related notes thereto. The results for the interim period presented are not necessarily indicative of results to be expected for the full year.

2.   INVESTMENT SECURITIES:
     ---------------------

     Securities classified as available for sale (carried at fair value) and as held to maturity (carried at amortized cost) as of March 31, 1997 and December 31, 1996 and 1995 are as follows:

                                  MARCH 31, 1997         GROSS            GROSS            ESTIMATED
                                    AMORTIZED          UNREALIZED       UNREALIZED            FAIR
                                       COST              GAINS            LOSSES             VALUE
                                  --------------       ----------       -----------       -----------
      AVAILABLE FOR SALE
      U.S. Treasury
        obligations...............   $11,012,005           $1,018        $(135,523)       $10,877,500
      U.S. Government
        mortgaged backed
        securities................       934,654            2,847           (7,933)           929,568
                                     -----------           ------        ---------        -----------

                                     $11,946,659           $3,865        $(143,456)       $11,807,068
                                     ===========           ======        =========        ===========
      HELD TO MATURITY
      U.S. Government
        mortgaged backed
        securities................   $ 1,885,528           $2,521        $ (36,886)       $ 1,851,163
      Debt securities
        of foreign
        governments...............     1,150,000                -                -          1,150,000
                                     -----------           ------        ---------        -----------
                                     $ 3,035,528           $2,521        $ (36,886)       $ 3,001,163
                                     ===========           ======        =========        ===========

                                                    DECEMBER 31, 1996        GROSS            GROSS           ESTIMATED
                                                        AMORTIZED          UNREALIZED      UNREALIZED           FAIR
                                                          COST               GAINS           LOSSES             VALUE
                                                    -----------------      ----------      -----------       -----------
 AVAILABLE FOR SALE
 U.S. Treasury obligations..................              $10,515,353        $  2,424       $ (62,777)       $10,455,000
 U.S. Government mortgaged
  backed securities.........................                1,134,272           7,665         (73,142)         1,068,795
                                                          -----------        --------      ----------        -----------

                                                          $11,649,625        $ 10,089       $(135,919)       $11,523,795
                                                          ===========        ========      ==========        ===========
 HELD TO MATURITY
 U.S. Government mortgaged backed
  securities................................              $ 1,912,478        $ 14,489       $ (20,970)       $ 1,905,997
 Debt securities of foreign
  governments...............................                1,150,000               -               -          1,150,000
                                                          -----------        --------      ----------        -----------
                                                          $ 3,062,478        $ 14,489       $ (20,970)       $ 3,055,997
                                                          ===========        ========      ==========        ===========

                                                    DECEMBER 31, 1996        GROSS            GROSS           ESTIMATED
                                                        AMORTIZED          UNREALIZED      UNREALIZED           FAIR
                                                          COST               GAINS           LOSSES             VALUE
                                                    -----------------      ----------      -----------       -----------
 AVAILABLE FOR SALE
 U.S. Treasury obligations..................              $ 1,499,949        $  9,425       $       -        $ 1,509,374
 U.S. Government mortgaged backed
  securities................................                5,185,674          23,495         (76,420)         5,132,749
                                                          -----------        --------      ----------        -----------

                                                          $ 6,685,623        $ 32,920       $ (76,420)       $ 6,642,123
                                                          ===========        ========      ==========        ===========

 HELD TO MATURITY
 U.S. Government mortgaged backed
  securities................................              $ 3,451,443        $ 10,372       $ (22,493)       $ 3,439,322
 Debt securities of foreign
  governments...............................                  665,000               -               -            665,000
                                                          -----------        --------      ----------        -----------
                                                          $ 4,116,443        $ 10,372       $ (22,493)       $ 4,104,322
                                                          ===========        ========      ==========        ===========

Stock securities are comprised of the following:

                                                                  March 31       December 31
                                                                  --------       -----------
                                                                   1997        1996           1995
                                                                   ----        ----           ----
Federal Reserve Bank..............................             $  224,150     $   224,150      $ 224,150
Federal Home Loan Bank of Boston..................                648,200         648,200        648,200
Private Export Funding Corporation................                415,000         415,000              -
                                                               ----------       ---------      ---------
                                                               $1,287,350     $ 1,287,350      $ 872,350
                                                               ===========     ===========     ==========

At March 31, 1997 and December 31, 1996, investments with a carrying value of $12,222,027 and $12,330,392, respectively, were pledged to collateralize public and government deposits, as required by law, and certain of the Bank's lines of credit. There were no sales of debt securities in the three months ended March 31, 1997, and the years ended December 31, 1996 and 1995.

The contractual maturities of debt securities at March 31, 1997 and December 31, 1996 and 1995 are as follows:


                                                                                      Weighted
                                                   Amortized           Fair            Average
                                                      Cost            Value             Yield
                                                  ------------     ------------       ---------
March 31, 1997
--------------
Available for sale
  Due in one year or less......................    $ 1,498,841      $ 1,495,625           5.46%
  Due after one year through five years........      9,513,164        9,381,876           5.82
  Mortgage-backed securities...................        934,654          929,567           7.38
                                                   -----------      -----------           ----
                                                   $11,946,659      $11,807,068           5.90%
                                                   ===========      ===========           ====
Held to maturity
  Due after one year through five years........    $   550,000      $   550,000           7.88%
  Due after five years through ten years.......        600,000          600,000           7.50
  Mortgage-backed securities...................      1,885,528        1,851,163           5.62
                                                   -----------      -----------           ----
                                                   $ 3,035,528      $ 3,001,163           6.41%
                                                   ===========      ===========           ====

                                                   Amortized          Fair
                                                     Cost             Value
                                                   --------         ---------
December 31, 1996
-----------------
Available for sale
  Due in one year or less......................    $   998,200      $ 1,000,626
  Due after one year through five years........      9,517,153        9,454,374
  Mortgage-backed securities...................      1,134,272        1,068,795
                                                   -----------      -----------
                                                   $11,649,625      $11,523,795
                                                   ===========      ===========
Held to maturity
  Due after one year through five years........    $   350,000      $   350,000
  Due after five years through ten years.......        800,000          800,000
  Mortgage-backed securities...................      1,912,478        1,905,997
                                                   -----------      -----------
                                                   $ 3,062,478      $ 3,055,997
                                                   ===========      ===========

December 31, 1995
-----------------
Available for sale
  Due in one year or less......................    $ 1,499,949      $ 1,509,374
  Due after one year through five years........        999,725        1,010,500
  Mortgage-backed securities...................      4,185,949        4,122,249
                                                   -----------      -----------
                                                   $ 6,685,623      $ 6,642,123
                                                   ===========      ===========
Held to maturity
  Due after one year or less...................    $    15,000      $    15,000
  Due after one year through five years........      1,150,000        1,150,000
  Due after five years through ten years.......        500,000          500,000
  Mortgage-backed securities...................      2,451,443        2,439,322
                                                   -----------      -----------
                                                   $ 4,116,443      $ 4,104,322
                                                   ===========      ===========

3.   LOANS:
     -----

The outstanding balances of loans originated and held by the Bank are as follows:

                                                      MARCH 31,            DECEMBER 31,
                                                   -------------  ----------------------------
                                                       1997           1996           1995
                                                   -------------  -------------  -------------
     Commercial and industrial...................  $ 72,347,513   $ 61,435,058   $ 47,276,930

     Commercial real estate......................    41,879,959     39,094,984     46,207,535
     Residential real estate.....................     6,746,410     12,843,235     12,951,738
     Consumer loans and lines of credit..........     1,434,806      1,253,483        555,815
                                                   ------------   ------------   ------------
        Total loans..............................   122,408,688    114,626,760    106,992,018

     Less:  Discount on retained loans...........     2,406,248      2,240,999      2,311,575
          Allowance for possible loan losses.....     2,750,000      3,000,000      2,000,000
          Net deferred loan origination costs....      (151,734)       (66,723)       (51,206)
                                                   ------------   ------------   ------------
              Loans, net.........................  $117,404,174   $109,452,484   $102,731,649
                                                   ============   ============   ============

Approximately 40% of the commercial industrial and commercial real estate loans at each period end are the unguaranteed portions of loans originated under the federal guarantee programs discussed in Note 1. At December 31, 1996, the Company had fixed and variable rate loans with maturities greater than one year totaling $8,685,484 and $88,917,228, respectively.

The outstanding balances of loans originated by the Bank and sold to others on a servicing retained basis are as follows:

                                                                          DECEMBER 31,
                                                                   ---------------------------
     GUARANTEED LOANS:                            MARCH 31, 1997       1996           1995
     ------------------                           ---------------  -------------  ------------
      SBA........................................  $153,874,449     $145,620,429   $ 98,738,201
      USDA.......................................    28,980,162       26,900,567     17,323,504
      Ex-Im Bank.................................    30,331,779       26,669,557      8,018,309
      FHLMC......................................    17,497,627       17,731,007     17,825,600
                                                   ------------     ------------    -----------
                                                    230,684,017      216,921,560    141,905,614

      UNGUARANTEED PORTIONS
      AND UNGUARANTEED LOANS:
     ------------------------

      SBA........................................    27,845,866       28,813,955              -
      USDA.......................................     3,178,764        3,191,257              -
      Other commercial...........................    18,127,418       12,895,857      8,730,134
      Home equity lines..........................     4,124,661        3,982,247      3,214,303
                                                   ------------     ------------    -----------
                                                    $53,276,709      $48,883,316    $11,944,437
                                                   ------------     ------------    -----------

 Total loans
 Serviced for others..............................................      $283,960,726     $265,804,876   $153,850,051
                                                                        ============     ============   ============

The following amounts are included in Loans, net:

                                                                           MARCH 31,                 DECEMBER 31,
                                                                         ------------       --------------------------------
 DISCOUNT ON RETAINED LOANS                                                 1997              1996           1995          1994
                                                                         ------------     ------------   ------------   -----------
 Balance at beginning of
  period..........................................................       $  2,240,999     $  2,311,575   $  1,791,953   $   805,463
  Discount on current period
   sales..........................................................            405,378        1,509,724        851,602     1,089,367
  Deletions due to sales..........................................            (60,000)      (1,112,511)             -             -
  Accretion.......................................................           (180,129)        (467,789)      (331,980)     (102,877)
                                                                         ------------     ------------   ------------   -----------
 Balance at end of period.........................................       $  2,406,248     $  2,240,999   $  2,311,575   $ 1,791,953
                                                                         ============     ============   ============   ===========

The following amounts are included in Prepaid expenses and other assets:

 SERVICING ASSETS                                                                  MARCH 31,                 DECEMBER 31,
                                                                                   ---------       -----------------------------
                                                                             1997             1996           1995          1994
                                                                         -----------      ----------     ----------     ---------
 Balance at beginning of period...................................       $  4,137,836     $  2,808,930   $  2,084,329   $ 1,209,820
  Servicing on current
  period sales....................................................            796,582        1,978,810      1,126,723     1,040,276
  Amortization....................................................           (335,720)        (649,904)      (402,122)     (165,767)
                                                                         ------------     ------------   ------------   -----------
 Balance at end of period.........................................       $  4,598,698     $  4,137,836   $  2,808,930   $ 2,084,329
                                                                         ============     ============   ============   ===========

Changes in the Allowance for possible loan losses were as follows:

                                                                                   MARCH 31,               DECEMBER 31,
                                                                                   ---------     -------------------------------
                                                                             1997            1996           1995          1994
                                                                        ------------      ----------     ----------     ---------
 Balance at beginning of period...................................       $  3,000,000     $  2,000,000   $  2,000,000   $ 1,425,000
  Provision charged to income.....................................            367,700        3,486,974      1,237,480     1,683,046
 Recoveries on loans previously
  charged off.....................................................             11,366           39,827         84,341       103,501
  Loans charged off...............................................           (629,066)      (2,526,801)    (1,321,821)   (1,211,547)
                                                                         ------------     ------------   ------------   -----------
 Balance at end of period.........................................       $  2,750,000     $  3,000,000   $  2,000,000   $ 2,000,000
                                                                         ============     ============   ============   ===========

Certain information with regard to impaired loans is detailed below:


                                            MARCH 31,                     DECEMBER  31,
                                            ----------         -------------------------------
                                               1997               1996                 1995
                                            ----------         ----------           ----------
     Impaired loans.......................  $1,982,520         $2,172,830           $1,258,451
     Allocated allowance..................     358,745            543,145              680,000
     Average recorded investment..........   2,151,857          1,669,654            1,904,393
     Interest income recognized...........       5,646            124,515               26,566

The carrying value of the impaired loans has been calculated based on the estimated fair value of the underlying collateral.

Nonaccrual loans totaled $2,378,974, $2,251,710 and $1,258,451 at March 31,
1997, December 31, 1996 and 1995, respectively. There were no loans over 90 days and still accruing interest at each period end presented.

At December 31, 1995, the loan portfolio included restructured loans totaling $214,000. The gross interest income that would have been recorded, if these loans had been current in accordance with the original terms was $24,300, while the interest included in income on these loans was $8,500 in 1995. These loans were paid off in 1996.

Loans to principal stockholders, directors, companies of which directors are principal owners, individuals directly related to or affiliated with directors, and executive officers aggregated $2,408,000, $2,570,000 and $2,784,000 at March 31, 1997, December 31, 1996 and 1995, respectively. During 1997 and 1996, repayments and sales amounted to $162,000 and $414,000, respectively. Advances under new or existing loans totaled $200,000 in 1996.

In the normal course of business, the Bank enters into agreements to extend credit which are not reflected in the accompanying consolidated financial statements.

Outstanding credit commitments are detailed below:

                                                     MARCH 31,                        DECEMBER 31,
                                                    -----------          -------------------------------
                                                       1997                 1996                1995
                                                    -----------          -----------         -----------
     Commercial lines of credit................     $23,109,371          $24,393,670         $18,814,000
     Consumer lines of credit..................         375,518              229,067             217,000
     Performance letters of credit.............      11,898,619            1,435,172             740,400
     Financial letters of credit...............       1,630,933            1,392,447           1,227,600
                                                    -----------          -----------         -----------
                                                    $37,014,441          $27,450,356         $20,999,000
                                                    ===========          ===========         ===========

At March 31, 1997 and December 31, 1996, letters of credit totaling $11,865,000 and $1,392,447, respectively, carry the guarantee of Ex-Im Bank.

Commitments to extend such credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since some of the agreements may expire without being drawn upon or may be terminated by the Bank, these amounts do not necessarily represent a future cash requirement of the Bank. Prior to entering into any agreement to extend credit, the Bank evaluates the client's creditworthiness in accordance with loan underwriting standards as approved by the Board of Directors. The amount of collateral obtained, if deemed necessary, is based on management's credit evaluation of the client. Collateral for commercial loan commitments varies but may include accounts receivable, inventory, property, plant and equipment and commercial real estate.

Although the Bank's maximum exposure to credit loss is the total contract amount of the commitments and letters of credit noted above, management does not anticipate any material losses as a result of these agreements and does not consider them to represent an undue level of credit, interest or liquidity risk for the Bank.

The Bank specializes in lending to small privately owned commercial enterprises and professional firms throughout southern New England, although the majority of the loans outstanding are made to borrowers located in Connecticut. Such loans and loan commitments are generally collateralized by real estate or other assets.

4.   PREMISES, EQUIPMENT AND LEASES:
     ------------------------------

                                                  MARCH 31,                      DECEMBER 31,
                                                  ----------            -------------------------------
                                                     1997                  1996                 1995
                                                  ----------            ----------           ----------
     Land..................................       $        -            $        -           $   12,700
     Buildings and leasehold improvements..        1,011,655             1,001,610            1,014,120
     Furniture, fixtures and equipment.....        2,483,209             2,173,727            2,006,401
                                                  ----------            ----------           ----------
                                                   3,494,864             3,175,337            3,033,221

     Less: Accumulated depreciation and
      amortization.........................        1,804,579             1,660,157            1,762,948
                                                  ----------            ----------           ----------

       Premises and equipment, net.........       $1,690,285            $1,515,180           $1,270,273
                                                  ==========            ==========           ==========

Each of the leases provide for minimum and contingent rentals and include renewal options. Total rental expense for the three months ended March 31, 1997 and the years ended December 31, 1996, 1995 and 1994 was $193,763, $636,196,
$455,719 and $374,587, respectively. Minimum future obligations for premises under noncancelable leases are as follows:

          Year Ended                             Operating Leases
          ----------                             ----------------
             1997                                  $   751,756
             1998                                      197,508
             1999                                      197,527
             2000                                      154,530
             2001                                       29,598
                                                   -----------
                                                    $1,330,919
                                                   ===========

5.   DEPOSITS:
     ---------

                                                     March 31,                    December 31,
                                                   ------------           --------------------------
                                                       1997                   1996          1995
                                                   ------------           ------------  ------------
     Non-interest bearing checking...              $ 29,340,125           $ 27,887,496  $ 22,621,086

     Interest-bearing checking.......                 6,333,560              8,248,470    10,731,941
     Savings.........................                71,611,624             69,277,894    71,026,141
     Time deposits under $100,000....                28,746,032             37,085,188    21,716,052
     Time deposits $100,000 or more..                 7,707,191              1,817,101     2,266,248
                                                   ------------           ------------  ------------
               Total deposits........              $143,738,532           $144,316,149  $128,361,468
                                                   ============           ============  ============

6.   FEDERAL HOME LOAN BANK OF BOSTON ADVANCES:
     -----------------------------------------

The Bank has a $2,870,000 unused line of credit from the Federal Home Loan Bank of Boston (FHLBB) and currently has the ability to borrow approximately $8,000,000 from the FHLBB under various term advance programs. Any outstanding advances from the FHLBB are collateralized by holdings of stock in the FHLBB, mortgage loans on residential properties and certain U.S. Treasury and Agency-issued securities.

7.   STOCKHOLDERS' EQUITY:
     --------------------

STOCKHOLDER NOTE RECEIVABLE:

In June 1994 the Board of Directors approved the issuance of 175,600 shares (614,600 shares as adjusted for the Common Stock Split) of the Company's common stock to the Company's President at a price of $1.69 per share. The terms of the transaction provided for a cash down payment of $17,560 and a promissory note in the amount of $1,020,236 for the balance. The note bears interest at the rate of 7% and is collateralized by the stock issued and the personal guaranty of the President. Principal and interest payments are due at maturity on December 31, 2000, however, if the public offering is completed, the interest will be forgiven (See Note 13). No interest income has been reflected in the financial statements for the interest due under the note. The President is legally entitled to any cash dividends declared, although the promissory note provided that 75% of such cash dividends must be retained by the Company and applied to the note as a repayment of principal. This repayment provision was eliminated effective January 1, 1997.

Although the stock is legally outstanding, since a note was accepted in exchange for a portion of the issue price, the note receivable is presented as a separate component of stockholders' equity, and only as repayments of principal are received does this sale of stock serve to increase stockholders' equity.
Because these shares are legally outstanding, they are included in the earnings per share calculations as of the date of issuance.

Pursuant to this arrangement, when the Company paid dividends, the President made principal payments on the note of $52,711 and $13,558 in 1996 and 1995, respectively, which served to increase stockholders' equity.

REPURCHASE AND RETIREMENT OF COMMON STOCK:

The Board of Directors authorized the repurchase and retirement of 7,875, 62,132, and 28,550 shares of the Company's common stock for average purchase prices of $2.78, $1.75 and $1.51 per share in 1996, 1995 and 1994, respectively. The Board will continue to authorize the repurchase of Company shares from time to time as resources permit.

DIVIDENDS:

Dividends payable by First International Bancorp, Inc. are generally unrestricted (see below), although the ability of the Company to pay dividends is dependent upon the dividends paid to it by the Bank. A national bank must obtain the approval of the Office of the Comptroller of the Currency (OCC) if the total of all dividends declared in any calendar year exceeds the bank's net profits, as defined, for that year combined with its retained net profits for the preceding two calendar years.

REGULATORY CAPITAL REQUIREMENTS:

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital to risk-weighted assets (as defined in regulations). Management believes, as of March 31, 1997 and December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject and that, under the current regulations, the Bank will continue to meet its minimum capital requirements in the foreseeable future.

As of March 31, 1997 and December 31, 1996, the most recent notifications from the Office of the Comptroller of the Currency categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total and Tier I risk-based and Tier I leverage ratios as set forth in the table below. There are no conditions or events since the notification that management believes have changed the Bank's category.


                                                                             TO BE WELL CAPITALIZED
                                                       FOR CAPITAL           UNDER PROMPT CORRECTIVE
                                                   -------------------      -------------------------
                                ACTUAL RATIOS       ADEQUACY PURPOSES           ACTION PROVISIONS
                                -------------       -----------------           -----------------
AS OF MARCH 31, 1997:          AMOUNT     RATIO     AMOUNT      RATIO           AMOUNT       RATIO
                               -------   ------     ------      -----           ------       -----
Total Capital
  (to Risk Weighted
    Assets)...............  $15,685,975  10.59%   $11,847,312     8.00%      $14,809,140     10.00%
Tier I Capital
  (to Risk Weighted
    Assets)...............   13,829,829   9.34%     5,923,656     4.00%        8,883,484      6.00%
Tier I Capital
  (to Average
     Assets)..............   13,829,829   8.69%     6,362,524     4.00%        7,953,155      5.00%

AS OF DECEMBER 31, 1996:
Total Capital
  (to Risk Weighted
   Assets)...............   $14,253,389  11.62%   $ 9,811,221   8.00%       $12,264,027    10.00%
Tier I Capital

  (to Risk Weighted
    Assets)...............   12,702,275  10.36%     4,905,611   4.00%         7,358,416     6.00%
Tier I Capital
  (to Average
    Assets)...............   12,702,275   8.44%     6,017,340   4.00%         7,521,675     5.00%

AS OF DECEMBER 31, 1995:
Total Capital
  (to Risk Weighted
    Assets................  $12,267,631  10.73%   $ 9,148,252   8.00%       $11,435,315    10.00%
Tier I Capital
  (to Risk Weighted
    Assets)...............   10,831,172   9.47%     4,574,126   4.00%        6,861,189      6.00%
Tier I Capital
  (to Average Weighted
    Assets................   10,831,172   7.71%     5,622,007   4.00%        7,027,509      5.00%

 8. STOCK INCENTIVE PLAN:
    -------------------

The Company's 1994 Incentive Stock Option plan allows for the award of options to officers which vest immediately. As of December 31, 1996, options to purchase 354,112 shares of the Company's common stock are available under this plan.

The Company adopted a 1996 Stock Option Plan which reserves 701,106 shares of common stock for the issuance of options that may be granted to full time officers and directors. These options would generally vest ratably over a four year period beginning one year after the grant date.

Both plans provide that the options may be granted to purchase common stock at a price not less than the fair market price of the Company's stock at the date for the granting of such options, and unless otherwise provided, the options have a ten year term. The plans also provide that options granted and the related option price are adjusted to reflect changes in the shares outstanding due to stock splits and dividends, or other adjustments.

The following tables detail the activity under the 1994 Incentive Stock Option Plan and 1996 Stock Option Plan:

     1994 Incentive Stock Option Plan
     --------------------------------
                                                            Average
                                                  Option     Option
                                                  Shares     Price
                                                 -------    -------
     Outstanding at January 1, 1994                  -          -
       Granted..............................   178,500     $1.689
                                               -------      -----
     Outstanding at December 31, 1994.......   178,500      1.689
       Granted..............................   131,250      1.840

       Exercised............................    (3,500)     1.764
       Cancelled............................    (1,750)     1.840
     Outstanding at December 31, 1995.......   304,500      1.752
       Granted..............................    83,650      2.191
       Exercised............................   (21,000)     2.045
       Cancelled............................   (37,538)     1.866
                                               --------    ------
     Outstanding at December 31, 1996.......   329,612      1.832
       Exercised............................    (7,175)     1.738
       Cancelled............................    (5,512)     2.191
                                               --------    ------
     Outstanding at March 31, 1997..........   316,925     $1.828
                                               ========    ======

       1996 Stock Option Plan
       ----------------------

     Outstanding at January 1, 1996.........         -          -
       Granted..............................    46,662      2.191
       Cancelled............................    (1,568)     2.191
                                               --------
     Outstanding at December 31, 1996.......    45,094      2.191
       Granted..............................   255,462      2.631
       Cancelled............................   (39,991)     2.603
                                               --------    ------
     Outstanding at March 31, 1997..........   260,565     $2.560
                                               ========    ======

     There is no compensation expense for any options granted in 1996 or 1995 based on the minimum value methodology of SFAS 123, assuming a four year expected life and annual dividends ranging from 6.2% to 7.7% of the exercise prices.


9.   INCOME TAXES:
     -------------

The components of the income tax provision (benefit) for the years ended December 31 are as follows:

                                             1996        1995      1994
                                             -----       -----     -----
     Current Provision (Benefit):
       Federal.........................   $1,883,002   $1,155,382  $  530,700
       State...........................      718,603      391,572       5,000
                                          ----------   ----------  -----------

                                           2,601,605    1,546,954     535,700

     Deferred Provision (Benefit):
       Federal.........................     (183,844)     (60,086)     51,900
       State...........................      (64,980)      36,132      17,500
       Benefit from state net
        Operating loss carryforward ...            -      (28,600)    (22,100)
                                          ----------   ----------  -----------
                                            (248,824)     (52,554)     47,300
                                          ----------   ----------  -----------
     Total provision
       for income taxes................   $2,352,781   $1,494,400  $  583,000
                                          ==========   ==========  ===========

The effective tax rates differ from the federal statutory rate due to state taxes, net of the federal benefit.

The components of the net deferred tax asset (liability) at December 31 are follows:

                                 1996                       1995
                                ------                     ------
                          Federal    State            Federal     State
                          -------    ------           -------    ------
   Deferred tax
    liabilities:
     Allowance for
      possible loan
       losses...........  $     (-) $     (-)         $(77,395) $(27,418)
     Depreciation          (56,232)  (19,403)          (67,221)  (23,814)
     Deferred loan
      costs.............   (20,304)   (7,006)          (15,538)   (5,505)
     Other                  (5,656)     (603)             (389)     (137)
                          --------   --------          --------  --------
                           (82,192)  (27,012)         (160,543)  (56,874)

   Deferred tax
    assets:
     Reserve for
      other real
      estate owned......         -         -             84,966   30,100

     Reserve for
      investment
      securities
      available for
      sale...........       38,235    13,545            11,232    3,968

     Allowance for
      possible loan
      losses.........      152,366    52,575                 -         -
     Other                  92,408    31,886            54,316     19,242
                          --------   --------          --------  --------

                           283,009    98,006           150,514     53,310

     Net deferred
      tax asset
      (liability)....     $200,817  $ 70,994          $(10,029) $  (3,564)
                          ========   ========          ========  ========

A valuation allowance was provided against the deferred state tax assets in 1994 to reflect the possibility that all or a portion of these assets may not have been realized due to a lack of sufficient taxable income in the future. The valuation allowance decreased $24,200 and $198,901 in 1995 and 1994, respectively, due principally to the utilization of state loss carryforwards to offset taxable income for those years.

10.  EMPLOYEE BENEFIT PLAN:
     ---------------------

The Company maintains a contributory savings plan which qualifies under Section 401(k) of the Internal Revenue Code for employees meeting certain service requirements. Eligible employees may make contributions to the Plan based on specified percentages of their compensation. In 1996, the Company matched 75% of their contribution, up to 6% of compensation. The matching contribution was 50% in prior years. The Company's matching contributions were $29,970, $95,740, $55,679 and $43,807 for the three months ended March 31, 1997 and the years ended December 31, 1996, 1995 and 1994, respectively.

11.  ESTIMATED FAIR VALUES OF FINANCIAL INSTRUMENTS:
     ----------------------------------------------

Statement of Financial Accounting Standards No. 107 "Disclosures About Fair Value of Financial Instruments" (SFAS 107) requires the Company to disclose fair value information for certain of its financial instruments, including loans, securities, deposits, borrowings and other such instruments. Quoted market prices are not available for a significant portion of the Company's financial instruments and, as a result, the fair values presented may not be indicative of net realizable or liquidation values. Fair values are estimates derived using present value or other valuation techniques and are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics and other factors. In addition, fair value estimates are based on market conditions and information about the financial instrument at a specific point in time. Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Such items include loan servicing, core deposit intangibles and other customer relationships, premises and equipment, foreclosed real estate and income taxes. In addition, the tax ramifications relating to the realization of the unrealized gains and losses may have a significant effect on fair value estimates, and have not been considered in the estimates.

The following is a summary of the methodologies and assumptions used to estimate the fair value of the Company's financial instruments pursuant to SFAS 107:

CASH, CASH EQUIVALENTS AND OTHER: The fair value of cash and due from banks, federal funds sold, accrued interest receivable and accrued interest payable, is considered to approximate the book value due to their short-term nature and negligible credit losses.

SECURITIES: Securities classified as available-for-sale are carried at fair value. Fair value for securities available for sale and held to maturity was determined by secondary market and independent broker quotations.

LOANS: The fair values for loans are estimated using discounted cash flow analyses, and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

DEPOSIT LIABILITIES: The fair value for demand and savings deposits is equal to the amount payable on demand at the balance sheet date which is equal to the carrying value. The fair value of certificates of deposit was estimated by discounting cash flows using rates currently offered by the Bank for deposits of similar remaining maturities.

The fair value information of the Company's financial instruments required to be valued by SFAS 107 are as follows:

                                                              December 31,             December 31,
                                                          --------------------    ---------------------
                                                                  1996                     1995
                                                            ---------------          ----------------

                                                    Carrying     Estimated       Carrying     Estimated
                                                    Value       Fair Value       Value       Fair Value
                                                  ------------  ------------   ------------  ------------
FINANCIAL ASSETS
Cash and due from banks....................       $  5,866,653  $  5,866,653  $  5,250,477  $  5,250,477
Federal funds sold.........................         13,000,000    13,000,000     4,800,000     4,800,000
Securities available for sale..............         11,523,795    11,523,795     6,642,123     6,642,123
Securities held to maturity................          3,062,478     3,055,997     4,116,443     4,104,322
Loans......................................        109,452,484   108,910,302   102,731,649   102,628,830
Accrued interest receivable................            823,471       823,471       877,330       877,330

FINANCIAL LIABILITIES
Deposits
  Checking.................................       $ 36,135,966  $ 36,135,966  $ 33,353,027  $ 33,353,027
  Savings..................................         69,277,894    69,277,894    71,026,141    71,026,141
  Time deposits............................         38,902,289    39,078,984    23,982,300    24,046,909
U.S. Treasury Demand Note..................          1,061,449     1,061,449       220,685       220,685
Accrued interest payable...................            621,609       621,609       298,076       298,076

12.  PARENT COMPANY FINANCIAL INFORMATION:
     ------------------------------------

First International Bancorp, Inc. is the parent company of First National Bank of New England. There have been no loans extended from the Bank to First International Bancorp, Inc. since inception of the holding company. First Regional Investcorp, Inc. (Investcorp), a regional investment bank, was merged into its parent in December 1994. The results of Investcorp's operations were not material to the Company.

-------------------------------------------------------------------------------
FIRST INTERNATIONAL BANCORP, INC.
CONDENSED BALANCE SHEETS
-------------------------------------------------------------------------------

ASSETS                                                            March 31,                 December 31,
                                                                  ---------              -------------------
                                                                     1997                1996           1995
                                                                   --------            -------        -------
                                                                (Unaudited)
Cash on deposit with Bank subsidiary.......................     $    29,004            $    21,288  $   190,753
Investment in the Bank.....................................      15,038,057             14,194,288   11,410,871
                                                                -----------           ------------  -----------
                                                                $15,067,061            $14,215,576  $11,601,624
                                                                ===========           ============  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Stockholders' equity.......................................     $15,067,061           $14,215,576   $11,601,624
                                                                -----------           ------------  -----------
                                                                $15,067,061           $14,215,576   $11,601,624
                                                                ===========           ============  ===========

-------------------------------------------------------------------------------
FIRST INTERNATIONAL BANCORP, INC.
CONDENSED STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------

                                                   For the Three Months    For the Years Ended December 31,
                                                                           --------------------------------
                                                     Ended March 31,
                                                     ---------------
                                                       (Unaudited)

                                                   1997         1996         1996        1995        1994
                                                -----------  -----------  -----------  ----------  ----------
Dividends from Bank                             $   160,000  $   125,000  $   415,000  $  430,000  $  100,000
  subsidiary..............................
Equity in undistributed net                         852,010      629,311    2,829,336   1,596,229     958,019
  income of the Bank......................
Other, net................................                -            -            -           -       1,921
                                                -----------  -----------  -----------  ----------  ----------
Net income................................      $ 1,012,010  $   754,311  $ 3,244,336  $2,026,229  $1,059,940
                                                ===========  ===========  ===========  ==========  ==========

-------------------------------------------------------------------------------
FIRST INTERNATIONAL BANCORP, INC.
CONDENSED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------


                                                                                                Three Months Ended
                                                          Year Ended December 31,                    March 31,
                                                      1996          1995         1994            1997             1996
                                                  ------------   -----------   ----------     -----------      ----------
                                                                                                        (Unaudited)
Net income...................................      $ 3,244,336   $ 2,026,229   $1,059,940       $1,012,010        $ 754,311
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
Equity in undistributed net income of
 subsidiaries................................       (2,829,336)   (1,596,229)    (958,375)        (852,010)        (754,311)
                                                   -----------   -----------   ----------       ----------        ---------
Net Cash provided by operations:.............          415,000       430,000      101,565          160,000           -
Cash flows from investing activities:
Return of capital from Investcorp............           -             -            22,342            -               -
Decrease in other investments................           -             -               652            -               -
Increase in Bank investment..................           -             -          (250,000)           -               -
                                                   -----------   -----------   ----------       ----------        ---------
Net cash used in
   investing activities......................           -             -          (227,006)           -               -
                                                   -----------   -----------   ----------       ----------        ---------
Cash flows from financing activities:
Issuance of common stock.....................           42,945         6,175       17,560           12,469           -
Repurchase of common stock...................          (21,859)     (108,742)     (43,092)           -               -
Dividend paid................................         (658,262)     (164,378)       -             (164,753)        (164,378)
Principal payment on stockholder
note receivable                                         52,711        13,558        -                -               13,178
                                                   -----------   -----------   ----------       ----------        ---------
Net cash used in financing activities........
                                                      (584,465)     (253,387)     (25,532)        (152,284)        (151,200)
                                                   -----------   -----------   ----------       ----------        ---------
Net increase (decrease) in cash and
cash equivalents                                      (169,465)      176,613     (150,973)           7,716         (151,200)
                                                   -----------   -----------   ----------       ----------        ---------
Cash and cash equivalents beginning of
 year .......................................          190,753        14,140      165,113           21,288          190,753
                                                   -----------   -----------   ----------       ----------        ---------
Cash and cash equivalents end of year              $    21,288   $   190,753   $   14,140       $   29,004        $  39,553
                                                   ===========   ===========   ==========       ==========        =========

13.  SUBSEQUENT EVENT:
     ----------------

At the June 26, 1997 annual meeting of stockholders, a proposal to amend the Company's Certificate of Incorporation to authorize 12,000,000 shares of common stock and to establish a class of 2,000,000 shares of preferred stock was approved. In addition, the Board of Directors was granted the power to establish and designate the different series and voting powers, designations, preferences and other rights, qualifications, limitations or restrictions to be placed upon any shares of preferred stock to be issued by the Company. The stockholders approved a 3.5-for-1 common stock split (see Note 1).

As of June 26, 1997, the Company's Board authorized the filing of a registration statement relating to a public offering of up to 2,000,000 shares of common stock.

================================================================================

NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

UNTIL , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                              ___________________

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary......................................................      3
Risk Factors............................................................     11
Use of Proceeds.........................................................     19
Dividend Policy.........................................................     19
Dilution................................................................     20
Capitalization..........................................................     21
Selected Consolidated Financial Data....................................     22
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations.............................................     26
Business................................................................     54
Regulation and Supervision..............................................     78
Management..............................................................     84
Certain Transactions....................................................     93
Principal Stockholders..................................................     94
Description of Capital Stock............................................     96
Shares Eligible for Future Sale.........................................     99
Underwriting............................................................    101
Legal Matters...........................................................    104
Experts.................................................................    104
Additional Information..................................................    105
Index to Financial Statements...........................................

                              ___________________





                              [1,700,000] Shares





                                    [LOGO]

                       FIRST INTERNATIONAL BANCORP, INC.


                                 COMMON STOCK


                             ____________________

                                  PROSPECTUS
                             ____________________



                      PRUDENTIAL SECURITIES INCORPORATED
                         KEEFE, BRUYETTE & WOODS, INC.















                                              , 1997




================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      Expenses of the Registrant in connection with the issuance and distribution of the securities being registered, other than the underwriting discount, are estimated as follows:

                                                           TOTAL
                                                         ------------
SEC Registration Fee.................................    $    7,750
NASD Fees............................................    $    2,846
NASDAQ Listing Fees..................................    $   36,186
Printing and Engraving Expenses......................    $*
Legal Fees and Expenses..............................    $*
Accountants' Fees and Expenses.......................    $*
Expenses of Qualification Under State
   Securities Laws, Including Attorneys' Fees........    $*
Transfer Agent and Registrar's Fees..................    $*
Miscellaneous Costs..................................    $*
                                                         ------------
               Total.................................    $*
                                                         ============

__________
*To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

      Section 145 of the Delaware General Corporation law empowers a Delaware corporation to indemnify its officers and directors and certain other persons to the extent and under the circumstances set forth therein.

      The Amended and Restated Certificate of Incorporation of the Company and the Amended and Restated By-laws of the Company, copies of which are filed as Exhibits 3.1 and 3.2, provide for indemnification of officers and directors of the Company and certain other persons against liabilities and expenses incurred by any of them in certain stated proceedings and under certain stated conditions.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

      On June 30, 1994, the Registrant issued 175,600 shares (614,600 shares as adjusted for the 3.5 for 1 stock split effected by the Company in August 1997) of Common Stock to Brett N. Silvers, Chairman of the Board and President of the Registrant, for an aggregate consideration of $17,560 in cash and a promissory note in the principal amount of $1,020,236.

      The Registrant has, from time to time, issued an aggregate of 9,200 shares (32,220 shares as adjusted for the 3.5-for-1 stock split effected by the Registrant in August 1997) of restricted Common Stock to various employees upon the exercise of options granted pursuant to the Company's 1994 Incentive Stock Option Plan for aggregate consideration of $62,739.50 at an average exercise price of $6.82 per share ($1.95 per share as adjusted for the 3.5-for-1 stock split effected by the Registrant in August 1997).

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

      (a) The following is a list of exhibits filed as a part of this registration statement:


EXHIBITS
--------

*1.1  Form of Underwriting Agreement.
 3.1  Amended and Restated Certificate of Incorporation of the Registrant.
 3.2  Amended and Restated By-laws of the Registrant.
 4.1  Specimen Common Stock Certificate.
*5.1 Opinion of Bingham, Dana & Gould LLP with respect to the legality of the shares being registered.
 10.1 Employment Agreement among Registrant, First National Bank of New England (the "Bank") and Brett N. Silvers; as amended by Letter Agreement, dated July 14, 1997.
 10.2 Promissory Note of Brett N. Silvers, payable to the Registrant, dated June 30, 1994, as amended.
 10.3 Stock Pledge Agreement, dated June 30, 1994, between the Registrant and Brett N. Silvers, as amended.
 10.4 Amended and Restated 1996 Stock Option Plan.
 10.5 1994 Incentive Stock Option Plan, as amended.
 10.6 401(k) Plan.
*10.7 Hartford office lease
 11.1 Computation of Income Per Share.
 21.1 Subsidiaries of Registrant.
 23.1 Consent of Coopers & Lybrand L.L.P.
*23.2 Consent of Bingham, Dana & Gould LLP, counsel to Registrant (included in
      Exhibit 5.1).
 24.1 Power of Attorney (included in signature page to Registration Statement).
 27   Financial Data Schedule
__________________
      *  To be filed by amendment

      (b) All other schedules have been omitted because either they are not required, are not applicable, or the information is otherwise set forth in the Consolidated Financial Statements and notes thereto.

ITEM 17. UNDERTAKINGS

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 hereof, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes:

      (1) To provide the Underwriter at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

      (2) That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (3) That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant, First International Bancorp, Inc., certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on this 15th day of July, 1997.

                       FIRST INTERNATIONAL BANCORP, INC.

                           /s/ Brett N. Silvers
                       By:________________________
                          Brett N. Silvers
                          Chairman of the Board and
                          President

                               POWER OF ATTORNEY

     Each person whose signature appears below hereby appoints Brett N. Silvers and Leslie A. Galbraith each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with the authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this Registration Statement necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the Registration Statement as the aforesaid attorney-in-fact executing the same deems appropriate.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

        Signature                  Title                               Date
        ---------                  -----                               ----

/s/  Brett N. Silvers
___________________________  Chairman of the Board                 July 15, 1997
     Brett N. Silvers        and President

/s/  Michael R. Carter
___________________________  Director                              July 15, 1997
     Michael R. Carter

/s/  Arnold L. Chase
___________________________  Director                              July 15, 1997
     Arnold L. Chase

/s/  Cheryl A. Chase
___________________________  Director                              July 15, 1997
     Cheryl A. Chase

/s/  Frank P. Longobardi
___________________________  Director                              July 15, 1997
     Frank P. Longobardi

/s/  Bernard M. Waldman
___________________________  Director                              July 15, 1997
     Bernard M. Waldman

/s/  Leslie A. Galbraith
___________________________  Executive Vice President, Secretary   July 15, 1997
     Leslie A. Galbraith     and Treasurer

Exhibit
  No.          Description
-------        -----------

*1.1      Form of Underwriting Agreement.
 3.1      Amended and Restated Certificate of Incorporation of the Registrant.
 3.2      Amended and Restated By-laws of the Registrant.
 4.1      Specimen Common Stock Certificate.
*5.1 Opinion of Bingham, Dana & Gould LLP with respect to the legality of the shares being registered.
 10.1 Employment Agreement among Registrant, First National Bank of New England (the "Bank") and Brett N. Silvers; as amended by Letter Agreement, dated July 14, 1997.
 10.2 Promissory Note of Brett N. Silvers, payable to the Registrant, dated June 30, 1994, as amended.
 10.3 Stock Pledge Agreement, dated June 30, 1994, between the Registrant and Brett N. Silvers, as amended.
 10.4     Amended and Restated 1996 Stock Option Plan.
 10.5     1994 Incentive Stock Option Plan, as amended.
 10.6     401(k) Plan.
*10.7     Hartford office lease
 11.1     Computation of Income Per Share.
 21.1     Subsidiaries of Registrant.
 23.1     Consent of Coopers & Lybrand L.L.P.
*23.2 Consent of Bingham, Dana & Gould LLP, counsel to Registrant (included in Exhibit 5.1).
 24.1     Power of Attorney (included in signature page to Registration
          Statement).
 27       Financial Data Schedule
__________________
          *  To be filed by amendment